

ANNUAL REPORT

2023

Developing Breakthrough Biologics, Life-Changing Medicines®

Dear Stockholders, Employees and Friends,

As we reflect on 2023, we are inspired by the remarkable journey we have undertaken together at MacroGenics. This past year has been pivotal, characterized by significant achievements in our mission to develop innovative antibody-based therapeutics for cancer treatment. We have not only advanced our proprietary pipeline but also strategically positioned ourselves for future catalysts, emphasizing the importance of a broad pipeline, while maintaining what we believe to be a reasonable cash runway.

2023 Highlights and Key Achievements

Our commitment to advancing cancer therapy was exemplified by the progress of our B7-H3-targeting programs and lorigerlimab. Enrollment was completed ahead of schedule for the TAMARACK Phase 2 study of vobramitamab duocarmazine (vobra duo), an investigational antibody-drug conjugate (ADC) that targets B7-H3, in patients with metastatic castration-resistant prostate cancer (mCRPC). Simultaneously, our recently initiated Phase 1 study of MGC026, the first topoisomerase I inhibitor-based ADC in our portfolio, marks an expansion of our B7-H3 targeting efforts. The distinct mechanisms of action between vobra duo and MGC026 illustrate our innovative approach to targeting B7-H3 potentially to address different cancer stages and enhancing clinical utility through potential combination therapies.

The ongoing LORIKEET Phase 2 study of lorigerlimab further illustrates our pursuit of treatment options for patients with mCRPC. As an investigational bispecific, tetravalent PD-1 × CTLA-4 DART® molecule, lorigerlimab represents a cutting-edge approach to cancer immunotherapy, potentially offering new hope to mCRPC patients, with potential additional indications to be pursued later.

Importance of a Broad Pipeline

Our strategic emphasis on having a broad pipeline is a testament to our belief in the power of innovation in addressing cancer's complexities. By exploring a wide range of targets and employing various therapeutic modalities, including ADCs and bispecific antibodies, we aim to continue to develop a robust portfolio capable of meeting the diverse needs of cancer patients.

Strategic Financial Management and Non-Dilutive Capital

A key element of our strategy has been the judicious management of financial resources, underscored by our recent success in securing and leveraging non-dilutive capital. Since mid-2022, we have bolstered our financial position through strategic partnerships and milestone achievements, receiving $335 million in non-dilutive capital. This financial prudence has extended our cash runway into 2026 and helped enable continued investment in our pipeline. Furthermore, we anticipate additional non-dilutive funding through potential milestone achievement and future partnerships, which will help support our ambitious development goals.

Favorable Market Dynamics

As we move from 2023 into 2024, we observe what we believe to be more favorable market dynamics for biotech companies, marked by increased investor interest and a more constructive funding environment than in recent years. This positive shift is a testament to the resilience and potential of the biotech sector, especially for companies like MacroGenics that are at the forefront of developing potential therapeutics for the treatment of cancer.

Upcoming Catalysts and Strategic Focus

Looking ahead to 2024, we are poised to advance and expand our pipeline, and pursue strategic opportunities with the goal of enhancing shareholder value. We look forward to presenting the TAMARACK study's initial data in the second quarter. This milestone, along with the planned expansion of the TAMARACK trial to include additional cancer types, highlights our commitment to broadening the potential impact of our product candidates.

Our initiation of the Phase 1 study of MGC026 and the anticipated submission of an IND for MGC028 (ADAM9 ADC) by the end of 2024 showcase the growth of our innovative ADC portfolio. These achieved or potential milestones not only highlight our scientific prowess but also our ability to identify and target promising cancer biomarkers.

Conclusion

MacroGenics made significant progress in 2023. Our achievements reflect not only our scientific and operational excellence but also our unwavering commitment to our mission of developing innovative antibody-based therapeutics for the treatment of cancer. As we look to the future, we are excited about the opportunities that lie ahead and grateful for the continued support of our stockholders, employees, and the broader cancer community, including patients in our clinical trials. Together, we are advancing science with the potential to deliver life-changing medicines to those in need.

Thank you for your continued support and dedication to our shared mission.

Sincerely,



Scott Koenig, M.D., Ph.D.

President and CEO, MacroGenics, Inc.


2C009
ST 22-126
MGC018 DP
#2C009
Reserve
PPId: 15030
2 - 8°C
S-230724-00004
Desc:
MGA271DP II
4000025_FDP-018
Type:
Retain
Lot No:
1-FIN-6124
S-231024-00047
Desc:
MGD019DP II
Type:
Drug Product
Lot No:
943936

Deep and Differentiated Proprietary Pipeline with Retained Commercial Rights

Program (Target)	Potential Indication(s)	Modality/ Platform	Preclinical	Phase 1	Phase 2	Phase 3	Partner / Sponsor
Vobramitamab Duocarmazine (B7-H3)	mCRPC TAMARACK Study	ADC	■	■	■		
	NSCLC, SCLC, Melanoma, SCCHN, Anal Cancer	ADC	*Initiation planned mid-2024*				
	Multiple Solid Tumors *(+lorigerlimab)*	ADC + DART®	■	■			
Lorigerlimab (PD-1 × CTLA-4)	mCRPC *(+docetaxel)* LORIKEET Study	DART	■	■	■		
Enoblituzumab (B7-H3)	Neo-adj. Prostate Cancer HEAT Study[(a)]	Fc-optimized mAb	■	■	■		Johns Hopkins Medicine
Tebotelimab[(b)] (PD-1 × LAG-3)	Solid Tumors & Heme Malignancies	DART	■	■			
MGD024 (CD123 × CD3)	CD123+ Heme Malignancies	DART	■	■			Exclusive Option Gilead
MGC026 (B7-H3)	Multiple Solid Tumors	ADC	■				
MGC028 (ADAM9)	Multiple Solid Tumors	ADC	■				

The safety and efficacy of investigational agents and/or investigational uses of approved products have not been established. Pipeline reflects current status of each program or most recently completed phase of development.
(a) The "Help Elucidate & Attack Longitudinally" (HEAT) study is an investigator-sponsored trial.
(b) MacroGenics currently has no active/ongoing tebotelimab studies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-36112

MACROGENICS, INC.

(Exact name of registrant)

Delaware	**06-1591613**
(State of organization)	**(I.R.S. Employer Identification Number)**

9704 Medical Center Drive, Rockville, Maryland 20850

(Address of principal executive offices and zip code)

(301) 251-5172

(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**MGNX**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, par value $0.01 per share, held by non-affiliates of the registrant on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $322.5 million based on the closing price of the registrant's common stock on the Nasdaq Global Select Market on that date. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares of the registrant's common stock outstanding on March 1, 2024 was 62,432,013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of MacroGenics, Inc.'s definitive proxy statement for the 2024 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report.

MACROGENICS, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Item 1	Business	1
Item 1A	Risk Factors	26
Item 1B	Unresolved Staff Comments	66
Item 1C	Cybersecurity	66
Item 2	Properties	68
Item 3	Legal Proceedings	68
Item 4	Mine Safety Disclosures	68

PART II

Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	69
Item 6	Reserved	70
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	70
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	83
Item 8	Financial Statements and Supplementary Data	83
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	83
Item 9A	Controls and Procedures	84
Item 9B	Other Information	85
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	85

PART III

Item 10	Directors, Executive Officers and Corporate Governance	88
Item 11	Executive Compensation	88
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	88
Item 13	Certain Relationships and Related Transactions, and Director Independence	88
Item 14	Principal Accountant Fees and Services	88

PART IV

| Item 15 | Exhibits and Financial Statement Schedules | 89 |
| Item 16 | Form 10-K Summary | 89 |

| **Signatures** | | 90 |

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Forward-looking statements can often be identified by the use of terminology such as "subject to", "believe", "anticipate", "plan", "expect", "intend", "estimate", "project", "may", "will", "should", "would", "could", "can", the negatives thereof, variations thereon and similar expressions, or by discussions of strategy.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. The following uncertainties and factors, among others (including those set forth under "Risk Factors"), could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements:

- our plans to develop and commercialize our product candidates;

- the outcomes of our ongoing and planned clinical trials and the timing of those outcomes, including when clinical trials will be initiated or completed, enrollment of trials, and when data will be reported or regulatory filings will be made;

- the timing of and our ability to obtain and maintain regulatory approvals for our product candidates and the labeling for any approved products;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- our ability to raise additional capital through the capital markets or through one or more corporate partnerships, equity offerings, debt financings, collaborations, licensing arrangements or asset sales;

- our expectations regarding product candidates currently being developed by our collaborators;

- • the compromise of our or our third parties' information technology systems and resultant costs, disruptions in our operations or related impact on our reputation;

- our ability to enter into new collaborations or to identify additional products or product candidates with significant commercial potential that are consistent with our commercial objectives;

- the potential benefits and future operation of our existing collaborations;

- our ability to recover the investment in our manufacturing capabilities;

- the rate and degree of market acceptance and clinical utility of our products;

- our commercialization, marketing and manufacturing capabilities and strategy;

- significant competition in our industry;

- costs of litigation and the failure to successfully defend lawsuits and other claims against us and our expectations regarding the outcome of any regulatory or legal proceedings;

- economic, political and other risks associated with our international operations;

- our ability to receive research funding and achieve anticipated milestones under our collaborations;

- our ability to protect and enforce patents and other intellectual property;

- costs of compliance and our failure to comply with new and existing governmental regulations including, but not limited to, tax regulations;

- loss or retirement of key members of management;

- failure to successfully execute our growth strategy, including any delays in our planned future growth;

- our failure to maintain effective internal controls; and

- the severity and duration of the impact of a global pandemic on our business, operations, clinical programs, manufacturing, financial results and other aspects of our business.

Consequently, forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

PART I

ITEM 1. BUSINESS

Except as otherwise indicated herein or as the context otherwise requires, references in this annual report on Form 10-K to "MacroGenics," the "company," "we," "us" and "our" refer to MacroGenics, Inc. and its consolidated subsidiaries. "MacroGenics®, the MacroGenics logo, DART®, TRIDENT®, MARGENZA® and the phrases Breakthrough Biologics, Life-Changing Medicines® and Developing Breakthrough Biologics, Life-Changing Medicines® are our trademarks. The other trademarks, trade names and service marks appearing in this report are the property of their respective owners.

Overview

We are a biopharmaceutical company focused on discovering, developing, manufacturing and commercializing innovative antibody-based therapeutics for the treatment of cancer. We have a pipeline of product candidates designed to target either various tumor-associated antigens or immune checkpoint molecules. These candidates are being evaluated in clinical trials sponsored by us or our collaborators or are in preclinical development. Our clinical product candidates include multiple oncology programs which have either been created using our proprietary, antibody-based technology platforms or enabled through our technology licensing arrangements with other companies. We believe our product candidates have the potential, if approved for marketing by regulatory authorities, to have a meaningful effect on treating patients' unmet medical needs as monotherapy or, in some cases, in combination with other therapeutic agents. To date, three products originating from our pipeline of proprietary or partnered product candidates have received U.S. Food and Drug Administration (FDA) approval.

Our lead pipeline program is vobramitamab duocarmazine (vobra duo), an antibody-drug conjugate (ADC) that targets B7-H3, a molecule in the B7 family of immune regulator proteins that is widely expressed by several different tumor types. In addition, we are developing MGC026, a B7-H3-based ADC that delivers a different cytotoxic payload than that of vobra duo. Beyond these two B7-H3-targeted ADCs, we have historically pursued development of enoblituzumab, an Fc-optimized monoclonal antibody (mAb) that also targets B7-H3. Enoblituzumab is currently being studied in an investigator-sponsored trial.

Beyond our B7-H3-targeted product candidates, our pipeline includes molecules that target programmed cell death protein 1 (PD-1), a protein that is important in the regulation of the immune system's response to cancer. Our clinical pipeline includes two product candidates based on our proprietary, bispecific DART technology that co-engage both PD-1 and other checkpoint inhibitor molecules. These candidates include lorigerlimab, which targets PD-1 and CTLA-4, or cytotoxic T-lymphocyte-associated protein 4, and tebotelimab, which targets PD-1 and LAG-3, or lymphocyte-activation gene 3.

In addition, we are developing MGD024, a next-generation bispecific DART molecule that engages CD3 on immune effector cells to kill CD123-expressing cancer cells in certain hematological malignancies, including acute myeloid leukemia (AML), in collaboration with a partner. We are developing several preclinical molecules as well, including MGC028, an ADC that targets ADAM9, a cell surface protein over-expressed in several solid tumor types.

We and our partners are developing or commercializing product candidates for which we retain certain economic rights. These include two products approved by the FDA: ZYNYZ® (retifanlimab-dlwr), an anti-PD-1 mAb that we out-licensed; and TZIELD® (teplizumab-mzwv), an anti-CD3 mAb that we sold to a partner.

In March 2021, we and our commercialization partner commenced U.S. marketing of MARGENZA (margetuximab-cmkb), a human epidermal growth factor receptor 2 (HER2) receptor antagonist mAb we developed that is indicated, in combination with chemotherapy, for the treatment of adult patients with metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 regimens, at least one of which was for metastatic disease.

Finally, in addition to manufacturing antibody-based products and product candidates in our commercial-scale facility for our own needs, we provide outsourced contract development and manufacturing services to a small number of companies, including collaboration partners.

We have created our product candidates based on the following antibody-based technologies:

- ADC platforms, which we have licensed from collaboration partners to leverage third-party proprietary linker payloads, and which link mAbs that specifically target cancer cells with cytotoxins that are designed to trigger cancer cell death.

- Multi-specific platforms, which enable us to design antibodies that can bind to two (in the case of our bispecific DART product candidates) or more distinct targets, each with antibody-like specificity, with the goal of creating a more significant biological effect than binding any one of the targets as with an antibody or two or more of them separately as a combination. We have specifically utilized our DART platform to generate product candidates for use in the following modalities:

  - *Bispecific checkpoints*. We leverage our proprietary DART platform to enable simultaneous targeting of multiple co-inhibitory receptors or checkpoints, such as those involved in inhibiting T-cell responses. Targeting two immunoregulatory pathways, such as two checkpoints in a single molecule, affords the clinical benefit of the combination together with the potential for improved efficacy and/or safety, as well as advantages in manufacturing, simplified clinical development and enhanced patient convenience.

  - *Next-Generation T-Cell Engagers.* We have extensive experience applying our proprietary multi-specific DART and TRIDENT® platforms to develop molecules that redirect T-cell activation and killing which: (1) recognize and bind to structures expressed on a cancer cell, (2) recruit all types of cytotoxic, or cell killing, T cells, irrespective of their ability to recognize cancer cells, and (3) trigger T-cell activation, expansion, and cell-killing mechanisms to destroy a cancer cell. MacroGenics' next-generation T-cell engagers incorporate a CD3 component that is designed to minimize cytokine-release syndrome (CRS), a potentially life-threatening toxicity, while increasing the magnitude of antitumor activity with a longer half-life to permit intermittent dosing.

- Fc Optimization platform, which introduces certain mutations into the Fc domain of a mAb to modulate antibody interaction with immune effector cells to enhance the killing of cancer cells.

Our continued strategy is to be a fully-integrated biotechnology company leading in the discovery, development, manufacturing and commercialization of antibody-based biologics for the treatment of patients with cancer.

Our Pipeline of Oncology Product Candidates for Which We Retain Commercial Rights

The table below depicts the status of our diverse portfolio of oncology product candidates for which we retain commercialization or other important rights in the U.S. or more broadly:

Program (Target)	Potential Indication(s)	Modality/ Platform	Preclinical	Phase 1	Phase 2	Phase 3	Partner / Sponsor
Vobramitamab Duocarmazine (B7-H3)	mCRPC TAMARACK Study	ADC					
	NSCLC, SCLC, Melanoma, SCCHN, Anal Cancer	ADC	Initiation planned mid-2024				
	Multiple Solid Tumors (+lorigerlimab)	ADC + DART®					
Lorigerlimab (PD-1 × CTLA-4)	mCRPC (+docetaxel) ORIKEET Study	DART					
Enoblituzumab (B7-H3)	Neo-adj. Prostate Cancer HEAT Study[(a)]	Fc-optimized mAb					Johns Hopkins Medicine
Tebotelimab[(b)] (PD-1 × LAG-3)	Solid Tumors & Heme Malignancies	DART					
MGC026 (B7-H3)	Multiple Solid Tumors	ADC					
MGC028 (ADAM9)	Multiple Solid Tumors	ADC					

(a) The "Help Elucidate & Attack Longitudinally" (HEAT) study is an investigator-sponsored trial.
(b) MacroGenics currently has no ongoing tebotelimab studies.

B7-H3 Programs

We have three clinical-stage programs, vobra duo, MGC026 and enoblituzumab, that target B7-H3 (CD276), an immune checkpoint molecule that is overexpressed in cancer tissues while showing limited expression in normal tissues. B7-H3 is a member of the B7 family of immune regulator proteins that is widely expressed by different tumor types and may play a key role in regulating the immune response to various cancers. There are no currently approved therapeutic agents directed against B7-H3.

Vobramitamab Duocarmazine

Vobra duo (previously known as MGC018) is an investigational ADC with a cleavable peptide linker designed to deliver a DNA-alkylating duocarmycin payload to dividing and non-dividing cells on solid tumors that express B7-H3. The underlying ADC technology was licensed from Byondis B.V. (Byondis). After completing a dose escalation study in 2020, we conducted a Phase 1/2 dose expansion study of vobra duo in patients with metastatic castration-resistant prostate cancer (mCRPC), non-small cell lung cancer (NSCLC), melanoma, squamous cell carcinoma of the head and neck (SCCHN) and triple negative breast cancer (TNBC). The purpose of this study was to evaluate the safety and tolerability, pharmacokinetics, pharmacodynamics and preliminary antitumor activity of the molecule.

Preliminary clinical data in mCRPC patients treated with vobra duo from the Phase 1/2 dose expansion study was presented at the 2021 European Society of Medical Oncology (ESMO) Annual Meeting. Based on this data, we initiated the TAMARACK Phase 2 study in late 2022. This study focuses on mCRPC patients who have had prior exposure to a taxane and at least one androgen receptor axis-targeted, or ARAT, agent (including abiraterone, enzalutamide or apalutimide), and a PARP (poly adenosine diphosphate-ribose polymerase) inhibitor, if appropriate. The TAMARACK study is designed to evaluate 100 patients across two experimental arms in which participants receive vobra duo at either 2.0 mg/kg or 2.7 mg/kg once every four weeks (Q4W), rather than the 3.0 mg/kg dose received every three weeks (Q3W) in the earlier dose expansion study. We completed enrollment of the study in the fourth quarter of 2023, having enrolled a total of 177 patients, exceeding the targeted number of patients. We expect to provide a clinical update in the second quarter of 2024 and potentially again later in 2024.

We plan to expand the tumor types being evaluated in the TAMARACK study by recruiting patients with NSCLC, small cell lung cancer (SCLC), melanoma, SCCHN and anal cancer. We expect to initiate dosing in these additional cohorts in mid-2024.

Finally, in early 2022, we initiated a Phase 1/2 dose escalation study of vobra duo in combination with lorigerlimab, a bispecific DART molecule designed to block PD-1 and CTLA-4, in patients with solid tumors. This study is ongoing.

MGC026

MGC026 is an investigational ADC incorporating a B7-H3-targeting antibody and a novel topoisomerase I inhibitor-based linker-payload, SYNtecan E™. This cleavable linker-payload is based on exatecan, a clinically validated and potent camptothecin, and is site-specifically conjugated using the GlycoConnect™ technology developed by our collaboration partner, Synaffix (a Lonza company).

We recently initiated a Phase 1 dose escalation study of MGC026 in patients with advanced solid tumors.

With distinct mechanisms of action, vobra duo and MGC026 may address different cancers, tumor stages, or be used in combination with alternate agents or potentially with one another to enhance their clinical utility. We view MGC026, with its topoisomerase I inhibition strategy, as a complementary approach to targeting B7-H3 beyond vobra duo and as an additional, potentially valuable tool in our therapeutic repertoire.

In preclinical studies, MGC026 exhibited a favorable profile, with potent in vivo activity toward B7-H3-expressing tumor xenografts representing a range of cancer indications. MGC026 was tolerated in cynomolgus monkeys, a relevant toxicology model, at exposure levels exceeding those likely required for antitumor activity in patients. We plan to present MGC026 preclinical data at the American Association for Cancer Research (AACR) Annual Meeting in April 2024.

Enoblituzumab

Enoblituzumab (previously known as MGA271) is an investigational mAb that targets B7-H3 and has been engineered using our Fc Optimization platform. A Phase 2 study evaluating enoblituzumab in combination with either retifanlimab (anti-PD-1 monoclonal antibody) or tebotelimab (PD-1 × LAG-3 bispecific DART molecule) in the first-line treatment of patients with recurrent or metastatic SCCHN was discontinued in July 2022 after an internal review of safety data, as previously disclosed.

Based on results presented at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting and subsequently published in *Nature Medicine* from a Phase 2 investigator-sponsored study of enoblituzumab in men with prostate cancer, our collaborators at multiple academic institutions recently initiated the HEAT study. This is an investigator-sponsored, randomized Phase 2 clinical trial that will evaluate the activity of neoadjuvant enoblituzumab given prior to radical prostatectomy in up to 219 men with high-risk localized prostate cancer.

Immune Checkpoint Inhibitors

Checkpoint inhibition has become an important staple of oncology. Our clinical pipeline includes three product candidates in clinical development that target checkpoint molecules for the potential treatment of a broad range of solid tumors. These candidates include two bispecific DART product candidates that co-engage PD-1 and other checkpoint molecules and an anti-PD-1 mAb that we have out-licensed to a partner.

Lorigerlimab

Approved mAbs that target the immune checkpoints PD-1 and CTLA-4 have shown enhanced clinical antitumor activity when given in combination in various cancers, including renal cell carcinoma and NSCLC with high tumor mutational burden. Lorigerlimab (previously known as MGD019) is an investigational, bispecific tetravalent DART molecule designed to enable simultaneous and/or independent blockade of PD-1 and CTLA-4, with potentially enhanced CTLA-4 blockade on T cells co-expressing these immune checkpoint molecules.

Data from a Phase 1/2 dose escalation study of lorigerlimab in patients with advanced solid tumors was reported at the 2020 ESMO Annual Meeting. More recently, we evaluated lorigerlimab in a Phase 1/2 dose expansion study in patients with mCRPC, microsatellite stable colorectal cancer (MSS CRC), melanoma and checkpoint-naïve NSCLC, and reported on preliminary data at the ASCO Genitourinary Cancers Symposium in February 2023. As of the December 12, 2022 data cut-off, 118 patients were enrolled at the dose of 6.0 mg/kg, administered intravenously Q3W. Confirmed objective responses were observed across the histology-specific cohorts; preliminary efficacy results for mCRPC were presented in the poster.

Preliminary Safety Results. The safety analysis is based on 127 patients who received lorigerlimab at a dose of 6 mg/kg Q3W, including 118 enrolled in the four dose expansion cohorts plus nine patients from dose escalation. Median exposure was 14.4 weeks (range: 1.9—100.1 weeks) with a median of four infusions administered per patient. Twenty-four patients remained on lorigerlimab as of the December 12, 2022 data cut-off; 103 discontinued for the following reasons: progressive disease (PD) (n=66), adverse events (AE) (n=31), patient/physician decision (n=5), or death due to PD (n=1).

The results demonstrated a manageable overall safety profile. Treatment-related adverse events (TRAEs) of any grade occurred in 86.6% of patients, with the most common among them (≥15%) being fatigue, rash, pruritus, hypothyroidism, and pyrexia. Rates of grade ≥3 TRAEs and immune-related AEs were 35.4% and 7.9%, respectively. AEs resulted in treatment discontinuation in 25.2% of patients. There were no fatal AEs related to lorigerlimab.

Preliminary Anti-tumor Activity in mCRPC Cohort. As of the December 12, 2022 data cut-off, 42 patients had been enrolled in the mCRPC expansion cohort. Patients had previously received a median of two prior therapies (range: 1 – 9) for advanced disease, with 35 patients (83.3%) having received docetaxel and 34 patients (81.0%) having received ARAT therapy. The median exposure to lorigerlimab was 19.2 weeks (range: 3.3—55.1 weeks), with a median of five infusions administered per patient.

A total of 35 patients with mCRPC had measurable soft tissue disease per RECIST v1.1 at study entry. Nine of the 35 patients (25.7%) achieved confirmed partial responses (cPR). The median duration of response for these nine patients was 4.6 months (range: 2.8 – 8.6+ months), with four patients remaining on lorigerlimab as of data cut-off. Among the other five patients who had achieved cPR, four discontinued due to unrelated AEs, and one patient discontinued due to physician decision.

Reductions in prostate-specific antigen (PSA) levels of ≥ 50% were observed in 12 of 42 patients (28.6%), and 9 of the 12 maintained PSA50 response ≥ 3 months. Nine of 42 patients (21.4%), including the nine who achieved cPR, had reductions in their PSA levels of ≥ 90% as of the data cut-off.

Based on the above data, we initiated the randomized Phase 2 LORIKEET study of lorigerlimab in combination with docetaxel vs. docetaxel in second-line, chemotherapy-naïve mCRPC patients in the second half of 2023. A total of 150 patients are planned to be randomized 2:1. The current study design includes a primary study endpoint of radiographic progression-free survival (rPFS). We plan to provide a trial update in the second half of 2024.

Tebotelimab

Tebotelimab (previously known as MGD013) is an investigational, first-in-class bispecific, tetravalent DART molecule targeting PD-1 and LAG-3. At this time, we have no active/ongoing studies of tebotelimab. We have engineered tebotelimab to concomitantly or independently bind to PD-1 and LAG-3 and disrupt these non-redundant inhibitory pathways to further restore exhausted T-cell function. Data from prior dose expansion studies of tebotelimab have previously been reported; in addition, a combination trial with enoblituzumab in patients with SCCHN was initiated, but terminated in July 2022 after an internal review of safety data, as previously disclosed.

As part of our November 2018 license and collaboration agreement with Zai Lab Limited (Zai Lab Limited and Zai Lab US LLC, either singularly or collectively are referred to herein as Zai Lab), Zai Lab led regional studies evaluating tebotelimab in various indications in their territory. In November 2023, Zai Lab provided notice of termination of this agreement, effective as of May 2024.

IMGC936

IMGC936 is an ADC that targets ADAM9 (a disintegrin and metalloprotease domain 9) with a maytansinoid payload. IMGC936 was advanced under a co-development agreement with ImmunoGen, Inc. (ImmunoGen, now part of AbbVie). Under the 50/50 collaboration, ImmunoGen led clinical development and completed Phase 1 dose escalation and dose expansion studies. Neither MacroGenics nor AbbVie intends to further pursue development of IMGC936, as the molecule did not achieve our pre-established clinical safety and efficacy benchmarks.

MGC028

MGC028 is the second of our ADC molecules incorporating Synaffix's novel glycan-linked topoisomerase I inhibitor, and the second ADAM9-targeted ADC that we have pursued. ADAM9 is a member of the ADAM family of multifunctional type 1 transmembrane proteins that play a role in tumorigenesis and cancer progression and is overexpressed in multiple cancers, making it an attractive target for cancer treatment.

In preclinical studies, MGC028 exhibited specific, dose-dependent in vivo antitumor activity toward ADAM9-positive CDX and PDX models, including in gastric, lung, pancreatic, colorectal, and head and neck cancers. MGC028 was well tolerated in a repeat-dose non-human primate toxicology study, up to 55 mg/kg, the highest dose level tested. Observations were limited to mild, reversible increases in liver enzymes, without microscopic correlates, and decreased lymphoid cellularity in the thymus. Of note, ocular toxicities that are typically seen with maytansinoid payloads – and which were observed in our IMGC936 cynomolgus toxicology study – were not observed in the MGC028 pilot toxicology study.

We plan to present preclinical MGC028 data at the AACR Annual Meeting in April 2024. We currently anticipate submitting an investigational new drug (IND) application for MGC028 by the end of 2024.

Partnered Programs

In addition to the molecules identified above, we have out-licensed various product candidates for which we retain certain economic rights. These molecules provide potential sources of future cash flow and platform validation and are identified below:

Program (Target)	Potential Indication(s)	Modality/ Platform	Preclinical	Phase 1	Phase 2	Phase 3	Marketed	Partner
MARGENZA® (HER2)	HER2+ Metastatic Breast Cancer	Fc-optimized mAb						EVERSANA [a]
ZYNYZ® (PD-1)	Merkel Cell Carcinoma	mAb						Incyte
	Squamous Cell Anal Carcinoma	mAb						
	Non-Small Cell Lung Cancer	mAb						
TZIELD® (CD3)	Stage 2 "At Risk" T1D	mAb						sanofi
	Stage 3 "Early Onset" T1D	mAb						
PRV-3279 (CD32B × CD79B)	Systemic Lupus Erythematosus	DART						sanofi
MGD024 (CD123 × CD3)	CD123+ Heme Malignancies	DART						Exclusive Option GILEAD
Bispecific (Undisclosed)	Multiple Solid Tumors	DART/TRIDENT®						GILEAD

(a) *We entered a risk-sharing collaboration with Eversana in November 2020, under which we book U.S. sales and Eversana leads execution of U.S. commercialization of MARGENZA. For all other currently partnered programs for which a license option has been exercised, the partner would book any future worldwide sales, if approved, and we would be entitled to receive milestones and royalties.*

Marketed Products

MARGENZA

We and our commercial partner, Eversana Life Science Services, LLC (Eversana), are currently marketing MARGENZA (margetuximab-cmkb), in combination with chemotherapy, for the treatment of adult patients with metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 regimens, at least one of which was for metastatic disease. Margetuximab is an Fc-engineered mAb that targets the HER2 oncoprotein. HER2 is a protein found on the surface of some cancer cells that promotes growth and is associated with aggressive disease and poor prognosis.

As part of our November 2018 license and collaboration agreement, Zai Lab received the rights to develop margetuximab in mainland China, Hong Kong, Macau and Taiwan. In August 2023, the China National Medical Products Administration approved the New Drug Application (NDA) for margetuximab for patients with pretreated metastatic HER2-positive breast cancer. In November 2023, Zai Lab provided notice of termination of this agreement, effective as of May 2024.

Adverse reactions occurring in greater than twenty percent of patients with MARGENZA in combination with chemotherapy were fatigue/asthenia (57%), nausea (33%), diarrhea (25%), and vomiting (21%). The MARGENZA U.S. Prescribing Information has a BOXED WARNING for left ventricular dysfunction and embryo-fetal toxicity. In addition, MARGENZA can cause infusion-related reactions (IRRs). IRRs occurred in 13% of patients treated with MARGENZA, with the majority reported as Grade 2 or less. Grade 3 IRRs occurred in 1.5% of patients.

ZYNYZ

In 2017, we licensed retifanlimab (previously known as MGA012), a mAb targeting PD-1, to Incyte Corporation (Incyte) under a global collaboration and license agreement (Incyte Agreement); we retain the right to develop the molecule in combination with product candidates from our pipeline. In March 2023, the FDA approved ZYNYZ (retifanlimab-dlwr) for the treatment of adult patients with metastatic or recurrent locally advanced Merkel cell carcinoma. ZYNYZ is marketed by Incyte. Under the terms of the Incyte Agreement, we are eligible to receive up to $650 million in remaining development, regulatory and commercial milestones from Incyte. In addition, we are eligible to receive tiered royalties of 15% to 24% on any global net sales of the product.

Incyte has stated it is pursuing development of retifanlimab in other potentially registration-enabling studies, including in patients with squamous carcinoma of the anal canal, microsatellite instability-high, or MSI-high, endometrial cancer and NSCLC. Incyte is also pursuing development of retifanlimab in combination with multiple product candidates from its pipeline.

TZIELD

In 2018, we entered into an asset purchase agreement (Provention APA) with Provention Bio, Inc., subsequently acquired by Sanofi S.A. (Sanofi), pursuant to which they acquired our interest in teplizumab, a mAb we had been developing for the treatment of type 1 diabetes. Teplizumab was granted Breakthrough Therapy Designation by the FDA and PRIority MEdicines (PRIME) designation by the European Medicines Agency (EMA).

In November 2022, the U.S. FDA approved TZIELD (teplizumab-mzwv) to delay the onset of Stage 3 type 1 diabetes (T1D) in adult and pediatric patients aged 8 years and older with Stage 2 T1D, which triggered a $60.0 million milestone payment to us. Under the Provention APA, Sanofi has a remaining obligation to pay us contingent milestone payments totaling $105 million upon the achievement of certain regulatory approval milestones, in addition to contingent milestone payments totaling $225 million upon the achievement of certain sales milestones.

In March 2023, we sold our royalty interest in TZIELD to a wholly-owned subsidiary of DRI Healthcare Trust for $100.0 million. Such royalty interest was subsequently acquired by Sanofi. In July 2023, Sanofi reported that the PROTECT placebo-controlled study investigating TZIELD in patients with newly-diagnosed stage 3 T1D met its primary endpoint, having demonstrated preservation of beta cell function. This positive study outcome triggered payment of a $50.0 million milestone to us by Sanofi. We retain the right to receive a 50% share of the royalty on global net sales above a certain annual threshold. In addition, we are eligible to receive $50.0 million if TZIELD achieves a certain level of net sales.

PRV-3279

In 2018, we entered into a license agreement with Provention (now Sanofi) pursuant to which we granted them exclusive global rights for the purpose of developing and commercializing PRV-3279 (previously known as MGD010), a CD32B × CD79B DART molecule being developed for the treatment of autoimmune indications. Sanofi is initially developing PRV-3279 for the interception of systemic lupus erythematosus (SLE), a chronic autoimmune disorder characterized by an abnormal overactivation of B cells and subsequent pathologic production of auto-antibodies.

Provention disclosed in the first quarter of 2022 that they had initiated a Phase 2a trial in SLE of PRV-3279. The PREVAIL-2 study is a Phase 2a proof-of-concept (POC) study in moderate-to-severe SLE patients. Patients are induced into response with a short course of corticosteroids, and then monitored for relapse, after randomization to either PRV-3279 or placebo treatment.

T-cell Engaging Bispecific DART Molecules

We are developing clinical and preclinical bispecific DART molecule that can simultaneously target T-cells and tumor cell surface antigens to engage and promote redirected T-cell killing of cancer cells.

MGD024

MGD024 is an investigational, next-generation, bispecific CD123 × CD3 DART molecule designed to engage CD3 expressed on immune effector cells, such as T cells, to kill CD123-expressing cancer cells for the potential treatment of certain hematologic malignancies, including AML. MGD024 was designed to minimize cytokine-release syndrome, while maintaining anti-tumor cytolytic activity, and permitting intermittent dosing through a longer half-life. CD123, the interleukin-3 receptor alpha chain, is widely overexpressed in various hematologic malignancies, including AML and myelodysplastic syndrome (MDS), making it an attractive therapeutic target. Various drugs have been developed to target CD123, but none have received FDA approval for the treatment of AML.

A Phase 1 dose escalation study of MGD024 in patients with CD123-positive hematologic malignancies was initiated in July 2022 and is ongoing.

In October 2022, we and Gilead Sciences, Inc. (Gilead) entered into an exclusive option and collaboration agreement (Gilead Agreement) to develop and commercialize MGD024 and create up to two separate bispecific cancer target research programs using our DART platform and undertake their early development. Under the Gilead Agreement, we will continue the ongoing phase 1 trial for MGD024 according to a development plan, during which Gilead will have the right to exercise an option granted to them to obtain an exclusive license to develop and commercialize MGD024 and other bispecific antibodies of ours that bind CD123 and CD3 (CD123 Option). The agreement also grants Gilead the right, within the first two years, to nominate a bispecific cancer target set for up to two research programs conducted by us and to exercise separate options to obtain an exclusive license for the development, commercialization and exploitation of molecules created under each research program (Research Program Option).

As part of the Gilead Agreement, Gilead paid us a non-refundable upfront payment of $60.0 million, and we will be eligible to receive up to $1.7 billion in target nomination fees and option fees, as well as development, regulatory and commercial milestones, assuming Gilead exercises the CD123 Option and Research Program Option, successfully develops and commercializes MGD024 or other CD123 products developed under the agreement, and assuming products result from the two additional research programs. Assuming exercise of the CD123 Option, we will also be eligible to receive tiered, low double-digit royalties on worldwide net sales of MGD024 (or other CD123 products developed under the agreement) and assuming exercise of the Research Program Option, a flat royalty on worldwide net sales of any products resulting from the two research programs.

Early Bispecific Research Program

In September 2023, Gilead nominated the first of two potential research programs under the Research Program Option as part of the Gilead Agreement, leveraging our DART and TRIDENT platforms for generating bispecific antibodies. This nomination granted Gilead an exclusive option to license worldwide rights to the research program, upon achievement of a pre-defined preclinical milestone.

HIV DART Molecules

We are conducting clinical studies of MGD014 and MGD020 under a contract awarded to us in September 2015 by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). These bispecific DART molecules are designed to target the viral envelope (Env) protein of

human immunodeficiency virus (HIV) infected cells and CD3 on T cells to redirect the immune system's T cells to kill HIV-infected cells. A Phase 1 study of MGD014 in persons with HIV maintained on antiretroviral therapy has been completed and a Phase 1 study of MGD020 alone and combined with MGD014 was initiated in 2022. The completion of this contract is anticipated by the end of 2024.

Ancillary Contract Development and Manufacturing Services

In addition to manufacturing antibody-based products and product candidates in our commercial-scale facility for our own needs, we provide outsourced contract development and manufacturing services to a small number of clients, including collaboration partners.

Incyte

In January 2022, we entered into an agreement with Incyte to provide manufacturing services to produce certain Incyte bulk drug substance over a three-year period. Under the terms of this agreement, we received an upfront payment of $10.0 million and are eligible to receive annual fixed payments paid quarterly over the term of the contract totaling $14.4 million. We will also be reimbursed for materials used to manufacture product as well as other costs incurred to provide manufacturing services. In July 2022, we and Incyte executed an amendment to the agreement which extended the term for one year and provided for an additional annual fixed payment of $5.1 million.

Provention Bio, Inc.

In June 2022, we entered into an agreement with Provention (now part of Sanofi) to provide manufacturing services to produce certain Provention bulk drug substance. Under the terms of this agreement, we received an upfront payment and payments in accordance with the manufacturing schedule and are reimbursed for materials used to manufacture product as well as other costs incurred to provide manufacturing services.

Emergent BioSolutions

In August 2023 and December 2023, we entered into agreements with Emergent BioSolutions (Emergent) to provide manufacturing services to produce certain Emergent bulk drug substances. Under the terms of the agreements, we receive payments in accordance with the manufacturing schedule and are reimbursed for materials used to manufacture product, as well as other costs incurred to provide manufacturing services.

Our Therapeutic Area Focus: Cancer

Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled manner, forming malignancies that can invade other parts of the body. In normal tissues, the rates of new cell growth and cell death are tightly regulated and kept in balance. In cancerous tissues, this balance is disrupted as a result of mutations, causing unregulated cell division or proliferation that leads to tumor formation and growth. While tumors can grow slowly or rapidly, the dividing cells will nevertheless accumulate, and the normal organization of the tissue will become disrupted. Cancers subsequently can spread throughout the body by processes known as invasion and metastasis. Once cancer spreads to sites beyond the primary tumor, it generally becomes more difficult to treat and may be incurable. Cancer cells that arise in the lymphatic system and bone marrow are referred to as hematological malignancies. Cancer cells that arise in other tissues or organs are referred to as solid tumors. Cancer can arise in virtually any part of the body, with the most common types arising in the prostate gland, breast, lung, colon and skin. Cancer is the second leading cause of death in the United States, exceeded only by heart disease. An increasing number of people are also living longer with cancer.

We believe that our platforms position us very well strategically to actively develop approaches for the treatment of both solid tumors and hematologic malignancies.

Our Platforms and Technology Expertise

We apply our understanding of disease biology, immune-mediated mechanisms and next-generation antibody technologies to design specifically targeted antibody-based product candidates based on our DART, Fc Optimization and licensed ADC platforms. Through these platforms, we have designed antibody-based product candidates that have the potential to improve on standard treatments by having one or more of the following attributes: (1) multiple specificities; (2) increased abilities to interact with the body's immune system to fight tumors; (3) capacity to bind more avidly to antigen targets; (4) increased potency; (5) reduced immunogenicity or (6) the ability to target and kill cancer cells that are resistant to standard treatments. Moreover, these technology platforms are complementary in certain cases and can be combined to address the complex biology of cancer.

DART and TRIDENT Platforms: Our Proprietary Approach to Engineer Multi-Specific Antibodies

We use our DART platform to create derivatives of antibodies with the ability to bind to two distinct targets instead of a single target as with traditional mAbs. DART product candidates are therefore bispecific.

Because cancer cells have developed ways to escape the immune system, we have created DART molecules, which are alternative antibody-like structures with more potent immune properties than the parent antibody molecules from which they are derived. The two variable regions of an antibody are mono-specific and are able to target only a single type structural component of an antigen. For many years, researchers have sought to create recombinant molecules that are capable of targeting two antigens or epitopes (i.e., specific part of an antigen bound by the antibody) within the same molecule. The challenges in creating such molecules have been the instability of the resulting bispecific molecules and their inherently short half-lives, as well as the inefficiencies in manufacturing these compounds. We believe our DART platform has overcome these engineering challenges by incorporating proprietary covalent di-sulfide linkages and particular amino acid sequences that efficiently pair the chains of the DART molecule. This is designed to provide a structure with enhanced manufacturability, long-term structural stability and the ability to tailor the half-lives of the DART molecules to their clinical needs. This engineered antibody-like protein has a compact and stable structure and enables the targeting of two different antigens with a single recombinant molecule.

The DART platform has been specifically engineered to accommodate virtually any variable region sequence with predictable expression, folding and antigen recognition. We believe our multi-specific platforms may provide a significant advantage over current biological interventions in cancer, autoimmune disorders and infectious disease by enabling a range of modalities.

In addition to the ability to tailor a DART molecule's valency, we have the capacity to modify the strength by which the binding sites attach to their targets and the molecule's half-life in the blood circulation after delivery to a patient. Furthermore, when an Fc domain is coupled with a DART molecule, additional changes can be included that can modulate the DART molecule's engagement with different immune cells.

We are currently developing product candidates using our DART technology, including lorigerlimab and MGD024, in clinical trials, as well as others in preclinical development.

We have also advanced beyond our DART platform to establish a TRIDENT platform, which reflects the continuing evolution of our multi-specific antibody-based targeting expertise. Built on the DART module, the trivalent TRIDENT platform incorporates in an Ig-like format an additional domain capable of engaging an independent antigen. With the inclusion of a third targeting arm, TRIDENT molecules enable a broader range of mechanisms of action than bispecific targeting, allowing, for instance, the engagement of multiple antigens on a single or on different cells or enabling enhanced target selectivity by modulating the avidity of one of two antigens. Product candidates using this technology are currently in preclinical development.

Fc Optimization Platform: Our Proprietary Approach to Enhance Immune-Mediated Cancer Cell Killing

To enhance the body's immune ability, we developed our Fc Optimization platform which introduces certain mutations into the Fc region of an antibody and is able to modulate antibody interaction with immune effector cells. Such interaction enhances the body's immune ability to mediate the killing of cancer cells through antibody-dependent cellular cytotoxicity (ADCC).

The Fc region mediates the function of IgG antibodies by binding to different activating and inhibitory receptors, referred to as FcγRs, on immune effector cells found within the innate immune system. By engineering Fc regions to bind with an increased affinity to the activating FcÎ³Rs and with a reduced affinity to the inhibitory FcγRs, we have been able to impart a more effective immune response and improve effector functions, such as ADCC. This is another example in which small changes in antibody structure can confer improvements on normal immune processes.

We have established a proprietary platform to engineer, screen, identify and test antibodies' Fc regions with customizable activity. In particular, we have licenses to use transgenic mice that express human FcγRs. These mice can be used for in vivo testing of antibodies that incorporate Fc domain variants, including those antibodies intended for cancer therapy.

To date, we have successfully incorporated our Fc variants in two of our antibody-based molecules, margetuximab and enoblituzumab. In vitro, the modified Fc region of margetuximab increases binding to the activating Fc receptor FCGR3A (CD16A) and decreases binding to the inhibitor Fc receptor FCGR2B (CD32B). These changes lead to greater in vitro ADCC and NK cell activation. The clinical significance of in vitro data is unknown.

Licensed ADC Platforms

We have licensed ADC platforms from collaboration partners to leverage their past investment in proprietary linker-toxin technology and know-how. While we don't necessarily believe there is a single best linker-toxin technology capable of addressing all targets and indications, we have selected what we believe are best-in-class technologies for construction of each of our ADC product candidates. For example, to date we have utilized linker-toxin payloads developed by Byondis for vobra duo and by Synaffix B.V. (Synaffix) for multiple molecules, including MGC026 and MGC028.

Our Collaborations

Throughout our company's history, we have entered into collaborations with other biopharmaceutical companies and plan to continue to do so. We enter into collaborations when there is a strategic advantage to us and when we believe the financial terms of the collaboration are favorable for meeting our short-term and long-term strategic objectives. We are not dependent upon any one of these collaborations, but in many cases, we have rights to receive sales royalties and other significant financial payments if the partnered product candidates achieve certain development and sales milestones. We endeavor to establish collaborations that preserve our right to participate in future commercialization, for example by securing co-promotion or profit-sharing rights under certain circumstances.

We pursue a balanced approach between product candidates that we develop ourselves and those that we develop with our collaborators. Under our strategic collaborations to date, we have received significant non-dilutive funding and continue to have rights to additional funding upon completion of certain research, achievement of key product development milestones and royalties and other payments upon the commercial sale of products. Each of our collaborations has a unique set of terms and conditions.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patents intended to protect, for example, the composition of matter of our product candidates, their methods of use, their formulation, the technology platforms used to generate them, related technologies and/or other aspects of the inventions that are important to our business. We also rely on trade secrets, confidentiality and invention assignment agreements and careful monitoring of our proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business. In addition, there is cost and risk to our business in defending and enforcing our patents, maintaining our licenses to use intellectual property owned by third parties and preserving the confidentiality of our trade secrets and operating without infringing the valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary positions. We currently use multiple industry-standard patent monitoring systems to monitor new United States Patent and Trademark Office (USPTO) filings for any applications by third parties that may infringe on our patents.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted by the courts after issuance. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, narrowed, circumvented or invalidated by third parties.

A third party may hold patents or other intellectual property rights that are important to or necessary for the development of our product candidates or use of our technology platforms. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms, or our business could be harmed, possibly materially. For example, certain patents held by third parties cover Fc engineering methods and mutations in Fc regions to enhance the binding of Fc regions to Fc receptors on immune cells. Although we believe that these patents are not infringed, invalid, and unenforceable, should a court find that they cover margetuximab or enoblituzumab and we are unable to invalidate them, or if licenses for them are not available on commercially reasonable terms, our business could be harmed, perhaps materially.

Because patent applications in the United States and certain other jurisdictions can be maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention. In the ordinary course of business we participate in post-grant challenge proceedings, such as oppositions, that challenge the patentability of third party patents. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.

Pipeline Patent Protection

As of December 31, 2023, we held 97 patents in the United States with 40 patent applications pending and 760 patents in other countries of the world with 457 patent applications pending. In addition to patents and patent applications generally providing protection for various aspects of our Fc Optimization, DART, and TRIDENT platforms, we have patent and patent applications for the composition of matter of each of our clinical pipeline product candidates and, in some cases, we also have other patents and patent application related to various aspects of the technology underlying these product candidates or their methods of use.

Patent terms may be adjusted or extended, as described in greater detail below, in certain circumstances. However, assuming no adjustments or extensions, the primary composition of matter patent for each of our clinical pipeline product candidates is expected to expire in the following timeframes:

Product or Product Candidate	Expiration Date
margetuximab	2029
enoblituzumab	2031
retifanlimab	2036
tebotelimab	2036
lorigerlimab	2036
vobramitamab duocarmazine	2037
MGD024	2039
MGC026	2044*

* pending

Patent Term Extension and Reference Product Exclusivity

The Hatch-Waxman Act permits a patent term extension for FDA-approved drugs, including biological products, of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. If and when our pharmaceutical product candidates receive FDA approval, we expect to apply, or have applied, for patent term extensions on patents covering those products. We intend to seek, and are seeking, patent term extensions to our issued patents in any jurisdiction where these are available. For example, we have submitted a request to obtain patent term extension of U.S. Patent No. 8,802,093, the primary composition of matter patent for margetuximab. Additionally, we have submitted a request to obtain patent term extension of U.S. Patent No. 10,577,422, the primary composition of matter of retifanlimab. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act (collectively the ACA) created a regulatory scheme authorizing the FDA to approve biosimilars via an abbreviated licensure pathway. In many cases, this allows biosimilars to be brought to market without conducting the full suite of clinical trials typically required of originators. Under the ACA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." The "biosimilar" application must include specific information demonstrating biosimilarity based on data derived from: (1) analytical studies, (2) animal studies, and (3) a clinical study or studies that are sufficient to demonstrate safety, purity, and potency in one or more appropriate conditions of use for which the reference product is licensed, except that FDA may waive some of these requirements for a given application. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years after the date of first licensure. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was first licensed. The law does not change the duration of patents granted on biological products. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. There have been persistent proposals to repeal or modify the ACA and it is uncertain how any of those proposals, if in the future approved, would affect these provisions.

Trade Secrets

We also rely on trade secret protection for our confidential and proprietary information. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to enter into agreements with confidentiality terms prior to sharing any of our proprietary and confidential information with them. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions made, conceived, created or reduced to practice by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.

In-Licensed Intellectual Property

We have entered into patent and know-how license agreements that grant us the rights to use certain technologies related to biological manufacturing for our commercial and clinical product candidates such as, but not limited to, technology related to the conjugation of cytotoxic payloads to our antibody molecules. We anticipate using these technologies for future product candidates. These licensors have businesses dedicated to licensing this type of technology and we anticipate that licenses to use these technologies for our future products will be available. The licenses typically include yearly maintenance payments and sales royalties, and may also include upfront payments or milestone payments.

Manufacturing

We currently manufacture drug substance for most of our clinical trials at our manufacturing facility located in Rockville, Maryland. We also rely on our licensees and contract manufacturers, including Byondis, Synaffix and Millipore Sigma, for producing components of our ADC candidates. We have supplemented our drug substance manufacturing capacity through an arrangement with AGC Biologics, Inc. (AGC, formerly CMC Biologics, Inc.), a contract manufacturing organization, and commercially produced initial margetuximab commercial supply and inventory at AGC. We have an FDA-approved commercial manufacturing site at 9704 Medical Center Drive in Rockville, Maryland for the manufacture of MARGENZA and ZYNYZ drug substance. We commercially produce material for MARGENZA and ZYNYZ as well as intend to commercially produce our product candidates when and if approved by the FDA. In addition, we currently rely on and will continue to rely on contract fill-finish service providers, primarily Ajinomoto Bio-Pharma Services, BSP Pharmaceuticals, and Simtra BioPharma Solutions, to fulfill our fill-finish needs for our current and future product candidates.

Most of the principal materials we use in our manufacturing operations are available from more than one source. However, we obtain certain raw materials principally from only one source. In the event one of these suppliers was unable to provide the materials or product, we generally seek to maintain sufficient inventory to supply the market until an alternative source of supply can be implemented. However, in the event of an extended failure of a supplier or general national supply chain disruption, it is possible that we could experience an interruption in supply until we established new sources or, in some cases, implemented alternative processes.

Production processes for biological therapeutic products are complex, highly regulated, and vary widely from product to product. Shifting or adding manufacturing capacity can be a very lengthy process requiring significant capital expenditures, process modifications, and regulatory approvals. Accordingly, if we were to experience extended plant shutdowns at our own facility, extended failure of a contract supplier or contract manufacturing organization, or extraordinary unplanned increases in demand, we could experience an interruption in supply of certain products or product shortages until production could be resumed or expanded.

Commercialization

Of the three products that originated from our pipeline and for which U.S. approval for commercialization has been received, MARGENZA is the only product for which we retain the majority of commercial rights. In November 2020, we partnered with Eversana, a pioneer of next-generation commercial services to the global life sciences industry, to commercialize margetuximab in the U.S. by leveraging their integrated commercial services. Under the terms of the agreement, we maintain ownership of margetuximab, including all manufacturing, regulatory and development responsibilities for the product. Eversana received a co-exclusive right to conduct approved commercialization activities. Eversana utilizes its internal capabilities to support marketing, channel management services, medical affairs and other commercial and patient access related services; we book MARGENZA sales. We and Eversana equally share in funding Eversana's commercialization expenses. In exchange for co-funding these expenses, Eversana is eligible to earn future revenue share payments which shall be capped at 125% of Eversana's cumulative service fees. The term of the agreement is five years following the date of FDA approval, subject to predefined termination provisions.

We cannot market or promote a new product in a country until a marketing application has been approved by the appropriate regulatory authority for that jurisdiction. Subject to receiving marketing authorization in a jurisdiction, we believe we will be able to commercialize in that market through arrangements with third-party commercial partners. Other than through our arrangement with Eversana for MARGENZA, we have not established any sales, marketing or distribution capabilities. If we are unable to enter into third-party commercial arrangements for other product candidates that may be approved in the future, with respect to the United States we believe that we could potentially build the capabilities to commercialize our approved product or products. Outside the United States, our strategy is to enter into arrangements with third-party commercial partners for any of our product candidates that obtain marketing approval.

Competition

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work by using next-generation antibody technology platforms to address specific cancer targets. For example, MARGENZA is directed against HER2 and many companies have cancer therapeutics directed against HER2 that are either currently approved and on the market or may be in development, such as F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (Roche), particularly through its affiliate, Genentech, Inc., as well as Puma Biotechnology, Inc., Daiichi Sankyo Company, Limited and AstraZeneca plc. (AstraZeneca), Seagen Inc. (now Pfizer), Zymeworks, Inc., Shanghai Hengrui Pharmaceutical, and Byondis, many of which have significantly greater resources than we do. Market competition has limited the utilization of MARGENZA as a therapeutic, and these competitors as well as biosimilar trastuzumab competition may limit such utilization in the future.

In addition, the immuno-oncology field is competitive, with treatments currently approved, on the market, or in development for various tumor types and patient populations from a variety of different companies such as Merck & Co., Inc. (Merck), The Bristol-Myers Squibb Company (BMS), and Roche, all of which have significantly greater resources than we do. Many of our pipeline programs, if successful, will likely face significant competition both by therapeutics that are already being marketed as well as those that will be approved for marketing before our programs. In particular, we are developing PD-1-directed product candidates, including a mAb that we have outlicensed and two DART molecules. Merck, BMS, Roche, AstraZeneca, Pfizer Inc., Merck KGaA, and Regeneron Pharmaceuticals, Inc. all have approved products that target either the PD-1 receptor or its ligand, PD-L1, and there are several other companies that have anti-PD-1 or anti-PD-L1 antibodies in clinical development, all of which would compete with our PD-1-directed programs. In addition, these and other companies are developing product candidates directed against other immuno-oncology targets that we are pursuing through our bispecific approaches.

Further, several companies are also developing therapeutics that work by targeting multiple specificities using a single recombinant molecule. Amgen Inc. has obtained marketing approval for one product that works by targeting antigens both on immune effector cell populations and those expressed on certain cancer cells, and has other product candidates in development that use this mechanism. In addition, other companies are developing new treatments for cancer that utilize multi-specific approaches, including Abbvie Inc., Affimed N.V., Eli Lilly and Company, Genmab A/S, Merus B.V., Regeneron, Roche, AstraZeneca, Xencor, Inc. and Zymeworks, Inc.

Finally, our competition in the contract development and manufacturing organization (CDMO) service market includes a number of full-service contract manufacturers and large pharmaceutical companies offering third-party development and manufacturing services to fill their excess capacity. Large pharmaceutical companies have been seeking to divest portions of their manufacturing capacity, and any such divested businesses may compete with us in the future. In addition, most of our competitors have substantially greater financial, marketing, technical or other resources than we do.

Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all our therapeutic product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic or biosimilar competition and the availability of reimbursement from government and other third-party payors. In addition, the standard of medical care provided to cancer patients continues to evolve as more scientific and medical information becomes available. These changes in medical care relate to pharmaceutical products, but are also affected by other factors, and such changes can positively or negatively affect the prospects of our product candidates as well as those of our competitors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe effects, are more convenient or are less expensive than any products that we may develop, or the standards of care for cancer patients change while our clinical trials are ongoing. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. Biosimilar products are expected to become available over the coming years. For example, trastuzumab biosimilars have been approved in the U.S. by the FDA.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. There are a variety of available drug therapies marketed for cancer. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. In many cases, these drugs are administered in combination to enhance efficacy. The treatment landscape for cancer is complex due to the sequential order in which oncology drugs are administered. Initially, first-line treatments are prescribed, followed by second-line treatments when the first no longer yields results, and so on with third-line treatments and beyond. While our product candidates may compete with many existing drug and other therapies, to the extent an approved drug is ultimately used in combination with or as an adjunct to these therapies, our product candidates will not be competitive with the approved drug.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, pricing, reimbursement, marketing, import and export of pharmaceutical products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

FDA Regulation

All of our current product candidates are subject to regulation in the United States by the FDA as biological products (biologics). The FDA subjects biologics to extensive pre-and post-market regulation. The Public Health Service Act, the Federal Food, Drug, and Cosmetic Act (FDCA) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologics. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal penalties.

Preclinical Studies. Drug development in our industry is complex, challenging and risky; failure rates are high. Product development cycles are long - approximately 10 to 15 years from discovery to market. A potential new biological product must undergo many years of preclinical and clinical testing to establish it is pure, potent and safe.

Preclinical studies include laboratory evaluation of product chemistry, formulation and toxicity, pharmacology, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including the FDA's good laboratory practice (GLP) regulations and the U.S. Department of Agriculture's regulations implementing the Animal Welfare Act. After laboratory analysis and preclinical testing in animals, we file an IND application with the FDA to begin human testing. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature, and a proposed clinical trial protocol, among other things, to the FDA as part of an IND application. Certain preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue even after the IND application is submitted. An IND application automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold or agrees on an alternate approach with us. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the IND application is cleared and the clinical trial can begin. As a result, submission of an IND application may not result in the FDA allowing clinical trials to commence.

Clinical Development. Clinical trials involve the administration of the investigational drug to human subjects (healthy volunteers or patients) under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with all applicable federal regulations and guidance, including those pertaining to good clinical practice (GCP) standards that are meant to protect the rights, safety, and welfare of human subjects and to define the roles of clinical trial sponsors, investigators, and monitors; as well as (ii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing of a new drug in the United States (whether in patients or healthy volunteers) must be included in the IND application submission, and the FDA must be notified of subsequent protocol amendments. In addition, the protocol must be reviewed and approved by an institutional review board (IRB) and all study subjects must provide informed consent prior to participating in the study. Typically, each institution participating in the clinical trial will require review of the protocol before any clinical trial commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to NIH for public dissemination on their ClinicalTrials.gov website. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and there are additional, more frequent reporting requirements for suspected unexpected serious adverse events.

A study sponsor might choose to discontinue a clinical trial or a clinical development program for a variety of reasons. In addition, the FDA may impose a temporary or permanent clinical hold, or other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials to support BLAs for marketing approval are typically conducted in three pre-approval phases, but the phases may overlap or be combined, particularly in testing for oncology indications. In Phase 1, testing is conducted in a small group of subjects who may be patients with the target disease or condition or healthy volunteers, to evaluate its safety, determine a safe dosage range, and identify side effects. In Phase 2, the drug is given to a larger group of subjects with the target condition to further evaluate its safety and gather preliminary evidence of efficacy. Phase 3 studies typically last multiple years for oncology indications. In Phase 3, the drug is given to a large group of subjects with the target disease or condition (several hundred to several thousand), often at multiple geographical sites, to confirm its effectiveness, monitor side effects, and collect data to support drug approval. In some cases, the FDA may require post-market studies, known as Phase 4 studies, to be conducted as a condition of approval in order to gather additional information on the drug's effect in various populations and any side effects associated with long-term use. Depending on the risks posed by the drugs, other post-market requirements may be imposed. Only a small percentage of investigational drugs complete all three phases and obtain marketing approval.

Product Approval. After completion of the required clinical testing, a BLA can be prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of preclinical, clinical and other testing and a compilation of data relating to the product's chemistry, manufacture and controls. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, and annual program user fees also apply. These fees are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the FDA's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins a substantive review, and the review period under the PDUFA begins. The standard for reviewing a BLA is whether the product is safe, pure and potent, which has been interpreted to include that the product is safe and effective and has a favorable benefit-risk profile. The FDA's current performance goals call for the FDA to complete review of 90 percent of standard (non-priority) BLAs within 10 months of filing and within six months for priority BLAs, which is 12 months and eight months, respectively, if the 60-day review of the initial application is included in the timeline. In addition, the FDA has developed approaches intended to make certain qualifying products available to patients rapidly—Priority Review, Breakthrough Therapy, Accelerated Approval, and Fast Track. While the timelines for approval under these pathways may be shorter, there are requirements and conditions associated with each pathway, and there can be no assurance that any of our investigational products will be able to meet the conditions or requirements necessary to receive any such designation or be able to receive the review or approval benefits associated with such designations.

The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes outside clinicians and other experts, for review, evaluation and a recommendation as to whether sufficient data exist in the application to support product approval. The FDA is not bound by the recommendation of an advisory committee, but it generally gives significant deference to such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites and possibly the sponsor itself to assure compliance with GCP. Additionally, the FDA will typically inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current Good Manufacturing Practices (cGMPs) is satisfactory. The FDA also reviews the proposed labeling submitted with the BLA and typically requires changes in the labeling text.

After the FDA evaluates the BLA and the manufacturing and testing facilities, it issues either an approval letter or a complete response letter. Complete response letters generally outline the deficiencies in the submission and delineate the additional testing or information needed in order for the FDA to reconsider the application. If and when deficiencies outlined in a complete response letter have been addressed to the FDA's satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing 90 percent of resubmissions within two or six months from receipt depending on the type of information included.

An approval letter authorizes commercial marketing of the drug for the approved indication or indications and the other conditions of use set out in the approved prescribing information. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

As a condition of BLA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions that can materially affect the potential market and profitability of the product. As a condition of approval, or after approval, the FDA also may require submission of a risk evaluation and mitigation strategy (REMS) to mitigate any identified or suspected serious risks. The REMS may include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

Other U.S. Post-Marketing Regulatory Requirements. Once a BLA is approved, a product will be subject to certain post-approval requirements, including those relating to advertising, promotion, adverse event reporting, recordkeeping, and cGMPs, as well as registration, listing, and inspection. There also are continuing, annual program user fee requirements for marketed products, as well as new application fees for supplemental applications with clinical data.

The FDA regulates the content and format of prescription drug labeling, advertising, and promotion, including direct-to-consumer advertising and promotional Internet communications. The FDA also establishes parameters for permissible non-promotional communications between industry and the medical community, including industry-supported scientific and educational activities. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion for uses not consistent with the approved labeling, and a company that is found to have improperly promoted off-label uses or otherwise not to have met applicable promotion rules may be subject to significant liability under both the FDCA and other statutes, including the False Claims Act. See "Other Healthcare Laws and Compliance Requirements" below for more information.

All aspects of pharmaceutical manufacture must conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the FDA inspects manufacturing facilities to assess compliance with cGMPs. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs.

Products may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, product formulation or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement, in some cases before the change may be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Manufacturers are subject to requirements for adverse event reporting and submission of periodic reports following FDA approval of a BLA. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, or failure of Phase 4 studies to meet their specified endpoints, may result in revisions to the approved labeling to add new safety information, the need to conduct additional post-market studies or clinical trials to assess new safety risks, imposition of distribution or other restrictions under a REMS program, or recall of the product and withdrawal of the BLA.

Noncompliance with post-marketing requirements can result in one or more of the following consequences:

- Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- Warning letters;

- Holds on post-approval clinical trials;

- Refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;

- Product seizure or detention, or refusal to permit the import or export of products; or

- Injunctions or the imposition of civil or criminal penalties.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA) which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Approval of Biosimilars. The ACA authorized the FDA to approve biosimilars via a separate, abbreviated pathway. In many cases, this allows biosimilars to be brought to market without conducting the full suite of clinical trials typically required of originators. The law establishes a period of 12 years of exclusivity for reference products in order to preserve incentives for future innovation, and outlines statutory criteria for science-based biosimilar approval standards that take into account patient safety considerations. Under this framework, exclusivity protects innovator products by prohibiting others, for a period of 12 years, from being granted FDA approval based in part on reliance on or reference to the innovator's data in their application to the FDA. The law does not change the duration of patents granted on biological products. There are regular legislative proposals to rescind or reduce the biologics exclusivity provisions of the ACA and it is uncertain whether or if any of those proposals may be approved, and if approved, how exclusivity for biologics would be affected.

Other Healthcare Laws and Compliance Requirements

We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback and false claims laws, as well as laws related to health care transparency and data protection. Anti-kickback laws generally prohibit a prescription drug manufacturer from soliciting, offering, receiving, or paying any remuneration to generate business, including the purchase or prescription of a particular drug. Although the specific provisions of these laws vary, their scope is generally broad and there may not be regulations, guidance or court decisions that apply the laws to particular industry practices. There is therefore a possibility that our practices might be challenged under such anti-kickback laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented, any claims for payment for reimbursed drugs or services to third party payers (including Medicare and Medicaid) that are false or fraudulent. Violations of fraud and abuse laws may be punishable by criminal or civil sanctions, including fines and civil monetary penalties, and/or exclusion from federal health care programs (including Medicare and Medicaid).

Laws and regulations enacted by the federal government and various states to regulate the sales and marketing practices of pharmaceutical manufacturers with marketed products generally limit financial interactions between manufacturers and health care providers and/or require disclosure to the government and public of such interactions. State laws may also require disclosure of pharmaceutical pricing information and marketing expenditures. Many of these laws and regulations contain ambiguous requirements or require administrative guidance for implementation. We are subject to federal, state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts. Given the lack of clarity in laws and their implementation, our activities could be subject to the penalty provisions of the pertinent laws and regulations.

International Regulation

In addition to regulations in the United States, we and our collaborators, may be subject to a variety of foreign regulations governing clinical trials, drug registration, commercial sales and distribution of our product candidates outside the United States. These regulations can vary between jurisdictions and can be more onerous than regulations in the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval from the comparable regulatory authorities of foreign countries or economic areas, such as the European Union (EU) before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time to approval may be longer or shorter than that required for FDA approval.

Certain countries outside of the United States have a process that requires the submission of a clinical trial application (CTA) much like an IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed in that country. In all cases, the clinical trials must be conducted in accordance with GCP, and other applicable regulatory requirements. A separate CTA must be submitted for each clinical trial to be conducted.

In the EU, for example, to obtain regulatory approval of an investigational medicinal product, we must submit a marketing authorisation application (MAA). The content of the MAA is similar to that of a New Drug Application or BLA filed in the United States, with the exception of, among other things, EU-specific document requirements. Under the EU regulatory system, a company may submit marketing authorisation applications either under a centralised or decentralised procedure. Under the centralised procedure in the EU, a MAA is submitted to the European Medicines Agency (EMA) where it will be evaluated by the Committee for Medicinal Products for Human Use (CHMP). The maximum timeframe for a CHMP evaluation of an MAA that has been validated is 210 days, excluding time taken by an applicant to respond to questions. A favorable opinion on the application by the CHMP will typically result in the granting of the marketing authorisation by the European Commission within 67 days of receipt of the opinion. Generally, the entire review process takes approximately 13-14 months. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days, excluding time taken by an applicant to respond to questions.

As in the United States, we or our collaborators may apply for designation of a product as an orphan drug for the treatment of a specific indication in the EU before the MAA is made. Orphan drugs in Europe enjoy certain benefits, including up to 10 years of exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product. The PRIME initiative was established by the EMA to help promote and foster the development of new medicines in the EU that demonstrate potential for a major therapeutic advantage in areas of unmet medical need. Benefits from the PRIME designation include early confirmation of potential for accelerated assessment, early dialogue and increased interaction with relevant regulatory committees to discuss development options, scientific advice at key development milestones, and proactive regulatory support from the EMA.

If we, or our collaborators, fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

BioPharmaceutical Coverage, Pricing, Reimbursement, and Health Care Reform

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of adequate reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers, and other organizations. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available or optimal for our products. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Drug prices have become a subject of increased focus in recent years. Although there are currently no direct government price controls over private sector purchases in the U.S., federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain government or Medicaid-reimbursed drugs to enable them to be eligible for reimbursement under certain public healthcare programs such as Medicaid and Medicare Part B. Various states have adopted further mechanisms that seek to control drug prices, including by disfavoring certain higher priced drugs or by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the marketplace that increases downward pressure on the prices of pharmaceutical products.

Public and private healthcare payers control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payers also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered.

Moreover, in the U.S., there have been several presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

Human Capital Management

As of December 31, 2023, we had 339 full-time employees, 289 of whom were primarily engaged in research, development and manufacturing activities, and 67 of whom had an M.D. and/or Ph.D. Our employees are critically important to the achievement of our company's mission and goals.

Our senior leadership oversees all human capital management matters and is committed to attracting, developing, engaging and retaining the best people. We strive to offer our employees an intellectually challenging and diverse work environment, opportunities to expand their knowledge and skills, feedback on performance, and paths for career advancement. We believe management's relationships with our employees is very positive and they are not subject to a collective bargaining agreement or represented by a trade or labor union.

Compensation and Benefits

Our compensation programs are designed to align our employees' interests with our business goals and stockholder returns. We provide employee wages that are competitive within our industry, and we engage an outside compensation and benefits consulting firm to independently evaluate the effectiveness of our compensation and benefit programs and to provide benchmarking against our peers within the industry. We link annual changes in compensation to overall Company performance, as well as each individual's contribution to the results achieved. The emphasis on overall Company performance is intended to align the employee's financial interests with the interests of stockholders. MacroGenics is committed to providing our employees with a benefits program that is both comprehensive and competitive. Our benefits program offers health care, dental and vision coverage, along with benefits designed to provide increased financial security to our employees and their families.

We maintain an Employee Stock Purchase Plan under which employees may purchase Company common stock through payroll deductions at a price equal to 85% of the fair market value of the stock as of the end of the offering periods.

Our Culture; Diversity Equity and Inclusion

Our Living Values are the backbone of our culture: *Patients First, Do It Right, Innovate, Pitch In, Take Action* and *Be Inclusive.* In 2022 and continuing into 2023, we kicked off a number of initiatives to reinforce the importance of a diverse workforce and culture of belonging to our Company's success. We added the Living Value*, Be Inclusive*, and completed company-wide training on Diversity, Equity and Inclusion (DEI). To further champion our DEI efforts, we formed an employee-led DEI Team with sponsorship from our senior leadership team. The team focused on raising awareness of DEI and promoting a sense of belonging in 2023, and held a number of focus groups and company-wide events.

All employees are required to observe high standards of business and personal ethics and must adhere to our Code of Business Conduct and Ethics, for which they receive training annually. The Code requires reporting any actual or suspected misconduct, illegal activities or fraud. To that end, we maintain a Speak Up Culture where all employees are encouraged to raise issues, report concerns, and ask questions. We also maintain an anonymous hotline that is available to all of our employees, contractors and vendors to report any matter of concern. Communications to the hotline (which is facilitated by an independent third party) are routed to our General Counsel (or, if the General Counsel is the subject of the communication, to the Chair of our Audit Committee) for investigation and resolution. We also maintain a policy of no retaliation, where employees who report any misconduct are to be free of any harassment, retaliation or adverse employment consequence.

We periodically conduct employee engagement surveys to understand our employees' perspectives and endeavor to listen, change and improve on how we work together in response to these perspectives. In 2022, 84% of our workforce participated in our engagement survey, and we anticipate conducting another survey in 2024.

Learning and Development

We continue to invest in our employees to achieve their goals and to lead our company through learning and development. We conduct regular performance reviews. We encourage all employees to take advantage of our leadership, management and technical skill trainings and resources. In addition, we provide focused development for managers and emerging leaders who are designated as "key talent" based on performance and leadership potential.

Community

We believe in giving back and supporting the local communities where we work as well as initiatives consistent with our areas of focus. Employees are encouraged to participate in charitable causes and receive eight hours of voluntary paid time off annually to participate in local opportunities to give back to the community.

Available Securities and Exchange Commission Filing Information

Our main company website address is www.macrogenics.com. We post links to http://ir.macrogenics.com/financial-information/sec-filings for the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. All such filings are available through our website free of charge. In addition, the SEC makes available at its website (www.sec.gov), free of charge, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

The discussion below addresses material factors, of which we are currently aware, that could have a material and adverse effect on our business, results of operations and financial condition. These risk factors and other forward-looking statements that relate to future events, expectations, trends and operating periods involve certain factors that are subject to change, and important risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties should not be considered a complete discussion of all the risks and uncertainties we may face and although the risks are organized by headings and each risk is discussed separately, many are interrelated.

Summary of Risk Factors Affecting Our Business

Our business is subject to numerous risks. The following summary highlights some of the risks you should consider with respect to our business and prospects. This summary is not complete and the risks summarized below are not the only risks we face. You should review and consider carefully the risks and uncertainties described in the "Risk Factors" section of this Annual Report on Form 10-K, which includes a more complete discussion of the risks summarized below as well as a discussion of other risks related to our business and an investment in our common stock, as well as our other SEC filings.

- We depend substantially on the success of the clinical development of our products and product candidates, through our own efforts or those of our collaborators, including vobra duo and lorigerlimab. If we are unable to successfully complete clinical development, obtain additional regulatory approvals and commercialize our products and product candidates, or experience significant delays in doing so, our business will be materially harmed and we may not be able to generate sufficient revenues and cash flows to continue our operations.

- Clinical drug development involves a lengthy and expensive process, with a highly uncertain outcome. We expect to incur significant additional costs related to the development of vobra duo, lorigerlimab, and our other product candidates and may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our other products and product candidates.

- We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our product development programs or operations.

- Our product candidates may have undesirable side effects which may delay or prevent further clinical development or marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

- Our existing therapeutic collaborations are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

- If clinical trials for our product candidates are prolonged, delayed or stopped for any reason, including for safety reasons or lack of efficacy, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any product revenue.

- The results of previous clinical trials may not be predictive of future results, and interim or top line data may be subject to change or qualification based the complete analysis of data. In addition, the results of our current or planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities for product approval.

- We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. Our first commercial product, MARGENZA, launched in March 2021 and to date has not resulted in revenues sufficient for us to reach profitability. Accordingly, we may never achieve or sustain profitability.

- We face significant competition and if our competitors continue to develop and market products that are more effective, safer or less expensive than our product and our product candidates, our current or future commercial opportunities may be negatively impacted.

- We use or may use novel technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved or may not approve products that utilize these technologies.

- We may not be successful in our efforts to use and expand our technology platforms to build a pipeline of product candidates. We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

- Vobra duo, lorigerlimab, or any other product or product candidate that we develop may fail to achieve or maintain market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

- The manufacture of vobra duo, lorigerlimab, and other products or product candidates, for ourselves and our collaborators, is complex, and we may encounter difficulties in production. There can be no assurance that we will be able to effectively manufacture clinical quantities of our product candidates in the future. Further, we have limited experience in large-scale commercial manufacturing, and there can be no assurance that we will be able to effectively manufacture commercial quantities of our products or product candidates for ourselves or our collaborators, if and when approved.

- Our manufacturing facilities are subject to significant government regulations and approvals, which are often costly and could result in adverse consequences to our business if we fail to comply with the regulations or maintain the approvals.

- Public health crises such as pandemics or similar outbreaks may have a significant negative impact on our clinical trials, nonclinical studies, development, manufacturing and commercialization of our product candidates and other aspects of our business, staff, and operations.

- We have limited experience in launching and marketing internally developed products. If our products achieve regulatory approval and we are unable to further develop marketing and sales capabilities or enter into agreements with third parties to market and sell our products, or our existing arrangements are not successful, we may not be able to generate substantial product sales revenue.

- Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

- Actual or anticipated changes to the laws and regulations governing the health care system may have a negative impact on cost and access to health insurance coverage and reimbursement of health care items and services.

- Reimbursement decisions by third-party payors, including government payors, may have an adverse effect on pricing and market acceptance.

- If any product liability lawsuits are successfully brought against us or any of our collaborators, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

- Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish substantial rights.

- We contract with, and may in the future contract with, third parties for components of the manufacturing of our products and product candidates, including our antibody drug conjugate candidates. Failure of third-party contractors to successfully perform their obligations could harm our ability to develop or commercialize our product or product candidates.

- If our information technology systems or those third parties upon which we rely for our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

- Our success depends significantly on our ability to operate without infringing the valid patents and other proprietary rights of third parties.

- If we are unable to obtain and enforce patent protection for our products and our product candidates and related technology, our business could be materially harmed.

- We have been and may in the future be subject to securities litigation, which is expensive and could divert management attention and adversely impact our business.

- Failure to successfully develop and commercialize companion diagnostics with third party contractors for use with our product candidates could harm our ability to commercialize our product candidates.

Risks Related to Our Business and the Development and Commercialization of Our Products and Product Candidates

We depend substantially on the success of the clinical development of our products and product candidates, through our own efforts or those of our collaborators, including vobra duo and lorigerlimab. If we are unable to successfully complete clinical development, obtain additional regulatory approvals and commercialize our products and product candidates, or experience significant delays in doing so, our business will be materially harmed and we may not be able to generate sufficient revenues and cash flows to continue our operations.

Our business depends on the successful development, regulatory approval and commercialization of our products and product candidates, including vobra duo and lorigerlimab. We have invested and will continue to invest a significant portion of our efforts and financial resources in the development of our product candidates, including vobra duo and lorigerlimab. The success of our products and product candidates depends on many factors, including but not limited to:

- successful enrollment in, and completion of, clinical trials, as well as completion of nonclinical studies;

- the acceptability and adequacy of safety, tolerability and efficacy data from our clinical trials and other studies;

- the sufficiency of our financial resources and ability to obtain additional funding for the development of our products and product candidates;

- receipt of regulatory approvals;

- the performance by clinical research organizations (CROs) or other third parties we may retain of their duties to us in a manner that complies with our protocols and applicable laws and that protects the integrity of the resulting data;

- obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity;

- ensuring we do not infringe, misappropriate or otherwise violate the valid patent, trade secret or other intellectual property rights of third parties;

- successfully launching our product candidates, including vobra duo or lorigerlimab, if and when approved;

- maintaining commercial manufacturing capabilities, either by utilizing our current manufacturing facilities or making arrangements with third-party manufacturers;

- manufacturing or obtaining sufficient supplies of our products and product candidates that may be necessary for use in clinical trials for evaluation of our product candidates and commercialization of our products;

- obtaining favorable reimbursement from third-party payors for products and product candidates;

- competition with other products;

- post-marketing commitments to regulatory agencies following regulatory approval; and

- continued acceptable safety profile following regulatory approval.

Clinical drug development involves a lengthy and expensive process, with a highly uncertain outcome. We expect to incur significant additional costs related to the development of vobra duo, lorigerlimab, and our other product candidates and may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our other products and product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and non-U.S. regulatory authorities, which regulations differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application (BLA) from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. For example, in July 2022 we announced the closure of our Phase 2 study evaluating the investigational regimen of enoblituzumab in combination with either retifanlimab or tebotelimab in the first-line treatment of patients with recurrent or metastatic SCCHN. The decision to discontinue the study was based on an internal review of safety data. The approval of a BLA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and non-U.S. regulatory requirements may, either before or after product approval, subject our company or our collaborators to administrative or judicially imposed sanctions, including:

- restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

- restrictions on the products, manufacturers, manufacturing facilities or manufacturing process;

- fines, warning letters or untitled letters;

- civil and criminal penalties;

- injunctions;

- suspension or withdrawal of regulatory approvals;

- product seizures, detentions or import bans;

- voluntary or mandatory product recalls;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;

- total or partial suspension of production;

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

- imposition of restrictions on marketing or operations, including costly new manufacturing requirements; and

- refusal to approve pending BLAs or supplements to approved BLAs or analogous marketing approvals outside the United States.

The FDA and foreign regulatory authorities also have substantial discretion in the drug approval process. The number of nonclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

- a product candidate may not be deemed safe or effective;

- the results may not confirm the positive results from earlier nonclinical studies or clinical trials;

- regulatory agencies may not find the data from nonclinical studies and clinical trials sufficient or meaningful;

- regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

- regulatory agencies may change their approval policies or adopt new regulations.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the potential market for a product candidate, if approved.

If clinical trials for our product candidates are prolonged, delayed or stopped, for any reason, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any product revenue.

We, or our collaborators, are either currently enrolling patients in clinical trials or anticipate initiating, continuing, or designing, or supporting clinical trials for molecules that include vobra duo, lorigerlimab, retifanlimab, enoblituzumab, MGD024, and MGC026 or other molecules, as monotherapies or in combination with other product candidates. For example, in 2024 academic collaborators have initiated or will initiate an investigator sponsored trial for enoblituzuumab. We anticipate in the future collaborators will initiate or continue clinical trials of one or more our product candidates. The continuation, modification, or commencement of existing or new clinical trials could be substantially delayed or prevented by several factors, including:

- further discussions with the FDA or other regulatory agencies regarding the scope or design of our clinical trials;

- the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

- any delay or failure in patient recruitment or enrollment in our or our collaborators' trials for any reason;

- any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

- inability to obtain sufficient funds required for a clinical trial;

- clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

- delay or failure to manufacture sufficient supplies of the product candidate for our clinical trials;

- delay or failure to reach agreement on acceptable clinical trial terms or clinical trial protocols with prospective sites or CROs the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs;

- delay or failure to obtain IRB approval to conduct a clinical trial at a prospective site;

- significant competition of product candidates that are expected to be more effective or have a more favorable safety profile;

- approval of potential therapies by competitors;

The progress or completion of our, or our collaborators', clinical trials have been and could also be substantially delayed or prevented by many factors, including:

- unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including actual and possible deaths;

- delays in expected site initiation, patient recruitment and enrollment, for any reason;

- failure of patients to complete the clinical trial;

- lack of efficacy during clinical trials;

- termination of our clinical trials by one or more clinical trial sites;

- inability or unwillingness of patients or clinical investigators to follow our clinical trial protocols;

- economic and political instability in countries where our trial sites are located, including terrorist attacks, civil unrest and actual or threatened armed conflict;

- inability to monitor patients adequately during or after treatment by us, our collaboration partners and/or our CROs; and

- the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

Changes in regulatory requirements and guidance may also occur and we may need to significantly amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to renegotiate terms with CROs or resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us, due to a number of factors, including:

- failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

- unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;

- lack of adequate funding to continue the clinical trial due to unforeseen costs or other business decisions; and

- upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates.

Clinical trials of our product candidates are subject to partial or full clinical holds from time to time. A clinical hold received in the midst of conducting a trial may delay the progress of a clinical trial, or may require us to modify or discontinue such trial. Any failure or significant delay in completing clinical trials for our product candidates would adversely affect our ability to obtain regulatory approval and our commercial prospects and ability to generate product revenue will be diminished.

The results of previous clinical trials may not be predictive of future results, and interim or top line data may be subject to change or qualification, based on several factors, including a complete analysis of data, or in the case of interim analysis, the continued or ongoing accrual of data. In addition, the results of our current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities for product approval.

Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or nonclinical testing. Success in early clinical trials does not mean that future larger registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical trials. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

We may publicly disclose top line or interim data from time to time, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial or continued progress of the study or trial. The top line or interim results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top line and interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. In addition, the achievement of one primary endpoint for a trial does not guarantee that additional co-primary endpoints or secondary endpoints will be achieved, which may have an adverse effect on our ability to obtain or retain additional regulatory approval of products or product candidates in the U.S. or in other jurisdictions.

We use or may use novel technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved products that utilize these technologies.

Our products in development are based on our technology platforms, including Fc Optimization, DART and TRIDENT technologies. Given the novelty of these technologies, we intend to work closely with the FDA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. Even though MARGENZA, which incorporates an Fc variation created using our Fc Optimization platform, was approved by the FDA, there is no assurance that the FDA will approve future product candidates using such technology. The validation process takes time and resources, may require independent third-party analyses, and may not be accepted by the FDA and other regulatory authorities. For some of our product candidates that are based on these technology platforms, the regulatory approval path and requirements may not be clear or evolve as more data becomes available for this product candidates, which could add significant delay and expense. Delays or failure to obtain regulatory approval of any of the product candidates that we develop would adversely affect our business.

We may not be successful in our efforts to use and expand our technology platforms to build a pipeline of product candidates. We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

A key element of our strategy is to use and expand our technology platforms to continue to build a pipeline of product candidates and progress several of these product candidates through clinical development for the treatment of a variety of different types of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various cancers, as well as autoimmune disorders and infectious diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for initial or continued clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our stock price.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Vobra duo, lorigerlimab, or any other product or product candidate that we developed or may develop may fail to achieve or maintain market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Vobra duo, lorigerlimab, or any other product or product candidate that we developed or may develop may fail to achieve or maintain market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. For example, revenues from MARGENZA are not anticipated to enable us to reach profitability.

If product candidates that we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including but not limited to:

- the efficacy and potential advantages compared to alternative treatments;
- the prevalence and severity of any side effects;
- any safety events that may have occurred in connection with the development of the product candidate;
- our ability to offer our products for sale at competitive prices;
- the convenience and ease of administration compared to alternative treatments;
- the willingness of physicians to prescribe the product or other new therapies, and of the patient population to try the product or these therapies;
- the strength of marketing, sales, and distribution support;
- the availability of third-party coverage and adequate reimbursement; and
- any restrictions on the use of our products together with other medications.

The potential market opportunities for our product candidates are difficult to precisely estimate. A product's market acceptance depends significantly on the medical community's determination of clinical benefit and safety compared to alternative therapies available both now and in the future. Our internal estimates of the potential market opportunities for vobra duo, lorigerlimab, and our other product candidates include several key assumptions based on a variety of factors, which may include our industry knowledge, industry publications, third-party research reports, assessment of competition, and other surveys. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. If any of these assumptions proves to be inaccurate, then the actual market for vobra duo, lorigerlimab, or our other product candidates could be smaller than our estimates of our potential market opportunity

Our product candidates may have undesirable side effects which may delay or prevent further clinical development or marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although all of our product candidates have undergone or will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of our product candidates could arise either during clinical development or after the approved product has been marketed. Ongoing or future trials of our product candidates may not support the conclusion that one or more of these product candidates have acceptable safety profiles. The results of future clinical or nonclinical trials may show undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings, risk management measures, or potential product liability claims. For example, in July 2022 we announced the discontinuation of our Phase 2 trial of enoblituzumab in combination with either retifanlimab or tebotelimab in the treatment of patients with recurrent or metastatic SCCHN, based on an internal review of safety data.

If we or others later identify undesirable or unacceptable side effects potentially caused by such products:

- regulatory authorities may require us to take our approved product off the market;

- regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

- we may be required to change the way the product is administered, impose other risk-management measures, conduct additional clinical trials or change the labeling of the product;

- we may be subject to limitations on how we may promote the product;

- sales of the product may decrease significantly;

- we may be subject to litigation or product liability claims; and

- our reputation may suffer.

For example, the prescribing information for MARGENZA include warnings and precautions for infusion-related reactions, as well as a boxed warning related to left ventricular dysfunction and embryo-fetal toxicity. Based on the possible identification of future adverse events, we may be required to further revise the prescribing information, including MARGENZA's boxed warning, which could negatively impact sales of MARGENZA or adversely affect MARGENZA's acceptance in the market.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products

Our manufacturing facilities are subject to significant government regulations and approvals, which are often costly and could result in adverse consequences to our business if we fail to comply with the regulations or maintain the approvals.

We must comply with the FDA's cGMP requirements, as set out in statute, regulations and interpreted through guidance. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. See "Other U.S. Post-Marketing Regulatory Requirements" above for additional information. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product or product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product or product candidates, including leading to significant delays in the availability of drug product for sale and our clinical trials or the termination or hold on a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation or negatively impact a product's commercial success. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution. Additionally, if the FDA or a comparable foreign regulatory authority does not approve of our facilities for the manufacture of a customer product or if it withdraws such approval in the future, our customers may choose to identify alternative manufacturing facilities and/or relationships, which could significantly impact our ability to expand our CDMO capacity and capabilities and achieve profitability.

We face significant competition and if our competitors continue to develop and market products that are more effective, safer or less expensive than our product and our product candidates, our current or future commercial opportunities may be negatively impacted.

The life sciences industry is highly competitive and subject to rapid and significant technological change. We are currently developing therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed, or may have succeeded, in obtaining patent protection and/or FDA approval or discovering, developing and commercializing products in our field before we do.

Specifically, there are a large number of companies developing or marketing potential treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work by using next-generation antibody technology platforms to address specific cancer targets. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule. See "Competition" above for additional information.

Our commercial opportunity for MARGENZA is very limited, and the commercial opportunity for future product candidates including vobra duo or lorigerlimab may be reduced or limited if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies, products or product candidates obsolete, less competitive or not economical.

The manufacture of vobra duo, lorigerlimab, and other products or product candidates, for ourselves and our collaborators, is complex, and we may encounter difficulties in production. There can be no assurance that we will be able to effectively manufacture clinical quantities of our product candidates in the future. Further, we have limited experience in large-scale commercial manufacturing, and there can be no assurance that we will be able to effectively manufacture commercial quantities of our products or product candidates for ourselves or our collaborators, if and when approved.

We currently manufacture product and product candidates for ourselves and our collaborators in our in-house manufacturing facility, and we anticipate manufacturing both commercial product as well as product candidates in the future, including for example commercial manufacturing of MARGENZA. We have limited experience in manufacturing at commercial scale. The process of commercial or clinical biotechnology manufacturing for ourselves and our collaborators is highly susceptible to delays or product loss due to a variety of factors, including but not limited to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics, difficulties in scaling the production process, and vendor supply chain disruptions or fluctuations. Even minor deviations from manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our products or product candidates or in the manufacturing facilities in which our products and our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for our products and our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. In addition, if we fail to supply required quantities of a product or a product candidate for one of our collaborators, our collaborator may terminate our agreement.

Although we currently maintain insurance coverage against damage to our property and to cover business interruption and research and development restoration expenses, our insurance coverage may not reimburse us, or may not be sufficient to reimburse us, for any expenses or losses we may suffer. If there were to be a catastrophic event or failure of our manufacturing facilities or processes, we may be unable to meet our requirements for supply of our products or product candidates.

Public health crises such as pandemics or similar outbreaks may have a significant negative impact on our clinical trials, nonclinical studies, development, manufacturing and commercialization of our product candidates and other aspects of our business, staff, and operations.

Public health crises such as pandemics or similar outbreaks may have a material impact our business. For instance, the COVID-19 pandemic impaired, and future public health crises may in the future impair, our ability to enroll patients in clinical trials, continue ongoing clinical trials and activate clinical trial sites. Further, product commercialization may be impaired due to an outbreak in a specific geography, the shifting of healthcare resources toward a future health crises or pandemic or the closing of or limiting of access to clinical facilities, and reduced or eliminated in-person access to physicians and health care centers. Furthermore, patients may be unable or unwilling to enroll in our clinical trials or be unable to comply with clinical trial protocols if public health restrictions impede patient movement or interrupt healthcare services. Public health crises may also negatively affect the operations of third-party CROs that we rely upon to carry out our clinical trials, or the operations of other service providers, which could result in delays or disruptions in the supply of our product candidates or other aspects of our business or that of our collaborators. Any negative impact public health crises could adversely affect our ability to seek and obtain regulatory approval for and to commercialize any approved product candidates, increase our operating expenses and have a material adverse effect on our business and financial results.

We have limited experience in launching and marketing internally developed products. If our products achieve regulatory approval and we are unable to further develop marketing and sales capabilities or enter into agreements with third parties to market and sell our products, or our existing arrangements are not successful, we may not be able to generate substantial product sales revenue.

In December 2020, the FDA approved MARGENZA, in combination with chemotherapy, for the treatment of adult patients with metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 regimens, at least one of which was for metastatic disease. We launched MARGENZA in March 2021. In conjunction with Eversana, we continue to support commercialization of MARGENZA in the United States in a manner we believe to be appropriate in light of the limited size of the market opportunity. We have limited internal commercialization capabilities, and any additional products or product candidates that we may develop or in-license, will require significant capital expenditures, management resources and time.

We have limited experience in commercializing our products. For example, we have limited experience in building and managing a commercial team, conducting a comprehensive market analysis or managing distributors and a field force for our products. We compete with many companies that currently have extensive and well-funded sales and marketing operations.

For commercialization of any or all of our product candidates, we will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. If we are unable to, or decide not to, further develop internal sales, marketing, and commercial distribution capabilities for any or all of our products, we will likely pursue additional collaborative arrangements regarding the sales and marketing of our products. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will be effective. Any revenue we receive will depend upon the efforts of such third parties. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our products ourselves. We also face competition in our search for third parties to assist us with the commercialization of our products.

There can be no assurance that we will be able to further develop or successfully maintain internal sales and commercial capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product, and as a result, we may not be able to generate substantial product sales revenue.

Actual or anticipated changes to the laws and regulations governing the health care system may have a negative impact on cost and access to health insurance coverage and reimbursement of healthcare items and services.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our future approved products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs through lowering prescription drug prices, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, which became law in 2010. While it is difficult to assess the impact of the ACA in isolation, either in general or on our business specifically, it is widely thought that the ACA increases the likelihood of downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. Further, the United State and foreign governments regularly consider additional reform measures that affect healthcare coverage and costs. Such reforms may include changes to the coverage and reimbursement of healthcare services and products. In particular, there have been executive, judicial and Congressional challenges to the ACA, which could have an impact on coverage and reimbursement for healthcare services covered by plans authorized by the ACA.

While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (Tax Act) included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and any healthcare reform measures of the Biden administration will impact the ACA and our business.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the U.S. Department of Health and Human Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration's October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of

Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, however, government and other regulatory oversight and future regulatory and government interference with the healthcare systems could adversely impact our business and results of operations.

We expect to experience pricing pressures in connection with the sale of any products that we develop, due to the trend toward managed healthcare, the increasing influence of various and evolving payor models and additional legislative proposals.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that our products will be widely used.

Market acceptance and sales of our products and product candidates, if approved for sale by the appropriate regulatory authorities, may depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will reimburse and establish payment levels and, in some cases, utilization management strategies, such as tiered formularies and prior authorization. We cannot be certain that reimbursement will be available for our products or any products that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. Our ability to commercialize our products may depend, in part, on the extent to which reimbursement for the products will be available from government authorities and third-party payors. If reimbursement for our products is not available or is available on a limited basis, or if the reimbursement amount for our products is inadequate to support a product's price, we may not be able to successfully commercialize any of our approved products.

There is uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage and reimbursement determination process is often time-consuming and costly. This process may require us to provide scientific and clinical information to support the coverage or reimbursement of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

As federal and state governments implement additional health care cost containment measures, including measures to lower prescription drug pricing, we cannot be sure that our products and our product candidates, if approved, will be covered, or remain covered, by private or public payors, and if covered, whether the reimbursement will be perceived by product purchasers as adequate. Health reform actions by federal and state governments and health plans may put additional downward pressure on pharmaceutical pricing and health care costs, which could negatively impact coverage and reimbursement for our product or our product candidates, if approved, our revenue, and our ability to compete with other marketed products and to recoup the costs of our research and development.

Increasingly, third-party payors are requiring that biopharmaceutical manufacturers provide them with discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific products and product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our products may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any approved product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates where appropriate. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we may seek for our product candidates. While we have not yet developed any companion diagnostic tests for our product candidates, if we do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates.

If any product liability lawsuits are successfully brought against us or any of our collaborators, we may incur substantial liabilities and may be required to limit commercialization of our products or product candidates.

We face an inherent risk of product liability lawsuits related to the sale of our products to, use of our products by, and testing of our product candidates in, seriously ill patients. Product liability claims may be brought against us or our collaborators by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling any of our approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

- decreased demand for our current or future approved products;

- injury to our reputation;

- withdrawal of clinical trial participants;

- termination of clinical trial sites or entire trial programs;

- increased regulatory scrutiny;

- significant litigation costs;

- substantial monetary awards to or costly settlement with patients or other claimants;

- product recalls or a change in the indications for which they may be used;

- loss of revenue;

- diversion of management and scientific resources from our business operations; and

- the inability to commercialize our product candidates.

With respect to vobra duo, lorigerlimab, and any of our other products or product candidates that are approved for commercial sale, we are, and will be, highly dependent upon physician and patient perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients' use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our financial condition or results of operations.

As of December 31, 2023, we hold $20 million in product liability insurance coverage in the aggregate, with a per incident limit of $20 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage when we begin the commercialization of additional product candidates. Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. A successful product liability claim or series of claims brought against us, particularly if judgments exceed any insurance coverage we may have, could decrease our cash resources and adversely affect our business, financial condition and results of operation.

Even if we and our collaborators obtain regulatory approvals to market our current and any future approved products, we and our collaborators will remain subject to extensive ongoing regulatory obligations and oversight, including post-approval requirements, that could result in significant additional expense and could negatively impact our and our collaborators' ability to commercialize our current and any future approved products.

We and our collaborators are subject to extensive ongoing obligations and continued regulatory review from applicable regulatory agencies with respect to any product obtaining regulatory approval, including vobra duo, lorigerlimab, and our other products and product candidates, such as continued adverse event reporting requirements and post-marketing commitments, all of which may result in significant expense and limit our and our collaborators' ability to commercialize our current and any future approved products. For example, the FDA's approval of MARGENZA included a requirement that we provide to the FDA the data from the final overall survival endpoint from our SOPHIA study, which we reported in September 2021. Moreover, in connection with MARGENZA's approval, the labeling and advertising and promotion of MARGENZA are subject to additional regulatory requirements, which could entail significant expense and could negatively impact the potential commercialization of MARGENZA. To the extent other product candidates or those of our partners are approved by the FDA, we or our collaborators may be subject to similar post-marketing obligations.

We and the manufacturers of our current and any future approved products are also required, or will be required, to comply with cGMP regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products and product candidates, and these facilities are subject to ongoing regulatory inspections. In addition, regulatory agencies subject an approved product, its manufacturer and the manufacturer's facilities to continual review and inspections, including periodic unannounced inspections. The subsequent discovery of previously unknown problems with our current or any future approved products, including adverse events of unanticipated severity or frequency, or problems with the facilities where our current or any future approved products are manufactured, may result in restrictions on the marketing of our current or any such future approved products, up to and including withdrawal of the affected product from the market. If our manufacturing facilities, our collaborators' manufacturing facilities, or those of our respective suppliers, fail to comply with applicable regulatory requirements, such noncompliance could result in regulatory action and additional costs to us.

Failure to comply with applicable FDA and other regulatory requirements may subject us to administrative or judicially imposed sanctions, including: notices or Warning Letters by the FDA or other regulatory agencies;

- issuance of Form FDA 483 notices or Warning Letters by the FDA or other regulatory agencies;
- imposition of fines and other civil penalties;
- criminal prosecutions;
- injunctions, suspensions or revocations of regulatory approvals;
- suspension of any ongoing clinical trials;
- total or partial suspension of manufacturing;
- delays in commercialization;
- refusal by the FDA to approve pending applications or supplements to approved applications submitted by us;

- refusals to permit drugs to be imported into or exported from the United States;

- restrictions on operations, including costly new manufacturing requirements; and

- product recalls or seizures.

The policies of the FDA and other regulatory agencies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of vobra duo, our other product candidates or of MARGENZA in any additional indications or territories, or further restrict or regulate post-approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we or our collaborators might not be permitted to market our current or any future approved products and our business would suffer.

We and/or our collaboration partners may never obtain approval or commercialize our products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we and our current and potential collaboration partners must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and may require additional nonclinical studies or clinical trials or additional administrative review periods, which could result in significant delays, difficulties and costs for us. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Further, even if a product candidate receives regulatory approval outside of the United States, the collaborator may not commercialize the product or may not commercialize the product effectively. For example, our partner Zai Lab obtained regulatory approval of MARGENZA in China, but did not commercialize the product and in November 2023 provided notice of termination of the agreement. Although we obtained FDA approval of MARGENZA in December 2020, we do not have any Company products or product candidates being commercialized in any international market. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the past decade, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA, and other government employees and pause or stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Certain of our contracts include government contractor requirements. Laws and regulations affecting government contracts may make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the procurement, formation, administration and performance of government contracts. Failure to comply with these laws could result in significant civil and criminal penalties. Among the most significant government contracting regulations that may affect our business are: the Federal Acquisition Regulation (FAR) and NIH-NIAID-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts; business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act, the Procurement Integrity Act, and the False Claims Act; export and import control laws and regulations; and laws, regulations and executive orders restricting the use and dissemination of sensitive information we may receive pursuant to our performance of the government contract. U.S. government agencies routinely audit and investigate government contractors for compliance with applicable laws and standards. If we are audited, such audit could result in disallowance of expected cost reimbursement, or if such audit were to uncover improper or illegal activities, we could be subject to civil and criminal penalties, administrative sanctions, including suspension or debarment from government contracting and significant reputational harm.

Changes in U.S. tax law may have a material adverse effect on our business, financial condition and results of operations, and changes in international trade relations may have a material adverse effect on the commercialization of some or all of our product candidates.

Changes in laws and policy relating to taxes may have an adverse effect on our business, financial condition and results of operations. Recent tax reforms in the United States have resulted in significant changes to preexisting U.S. tax rules and regulations. These changes may trigger an adverse effect on our business, financial conditions and results of operations.

Additionally, the U.S. government may seek to implement more protective trade measures with countries in which we plan to conduct business in, with great deal of uncertainty regarding trade policies, tariffs and government regulations, which if altered could have the potential to create a significant adverse effect on trade between the United States and other countries. Overall, changes in international trade relations, such as the imposition of or increase in tariffs or other trade barriers, could materially and adversely impact our costs, the ability to make sales of our product candidates to any of our significant customers in other countries, and reduce the competitiveness of our product candidates.

Risks Related to Our Financial Position and Need for Additional Capital

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our product development programs or operations.

We are advancing our product candidates through clinical development and have commercialized MARGENZA in collaboration with Eversana. Developing and commercializing pharmaceutical products, including conducting nonclinical studies and clinical trials, is expensive. In order to obtain such regulatory approval of product candidates, we will be required to conduct clinical trials for each indication for each of our product candidates. We will continue to require additional funding beyond what was raised in our public offerings and through our collaborations and license agreements to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates. Due to worsening global economic conditions, including high rates of inflation and interest rates and concerns of a recession in the United States or other major markets, the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide, and geopolitical instability, including resulting from the ongoing conflicts between Russia and Ukraine and Israel and Hamas and increasing tensions between

China and Taiwan, such funding may not be available on acceptable terms or at all. Although it is difficult to predict our funding requirements, we anticipate that our cash, cash equivalents and marketable securities as of December 31, 2023, combined with anticipated and potential collaboration payments, product revenue, contract manufacturing revenue, and royalties, should enable us to fund our operations into 2026. Such guidance does not reflect anticipated expenditures related to the potential late-stage development of vobra duo in mCRPC or further expansion of studies currently ongoing. Because development of our product candidates is uncertain, we are unable to estimate accurately the actual funds we will require to complete research, development and clinical testing to commercialize our product candidates. Our future funding requirements will depend on many factors, including but not limited to:

- the number and characteristics of other product candidates and indications that we pursue;

- the scope, progress, timing, cost and results of research, nonclinical development, and clinical trials, in particular, our planned potential registrational path trial for MCG018;

- the costs, timing and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

- the costs associated with manufacturing our product candidates;

- the costs of establishing sales, marketing, and distribution capabilities;

- our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;

- our need and ability to hire additional management, scientific, and medical personnel;

- the effect of competing products that may limit market penetration of our product candidates;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

- the economic and other terms, timing of and success of our existing collaborations, and any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of receipt of any milestone or royalty payments under these agreements.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, and grant funding. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our development programs or our business operations.

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. Our first commercial product, MARGENZA, launched in March 2021 and has not resulted in revenues sufficient for us to reach profitability, to date, and we do not expect it to in the future. Accordingly, we may never achieve or sustain profitability.

We have incurred significant losses since our inception. As of December 31, 2023, our accumulated deficit was approximately $1.1 billion. We expect to continue to incur losses for the foreseeable future, and we expect our accumulated deficit to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, manufacture product and product candidate inventory, prepare for and begin to commercialize any future approved products, and add infrastructure and personnel if needed to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our stockholders' deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the FDA to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials or in the development of any of our product candidates. Our expenses would significantly increase to the extent we build out a sales force and other commercially relevant functions to support the commercialization of any of our product candidates.

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. For example, revenues from MARGENZA are highly unlikely to be sufficient to enable us to reach profitability. In order to commercialize any additional product candidates, we will need to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling approved products and product candidates for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, political crises, geopolitical events, such as the ongoing military conflict in Ukraine, or other macroeconomic conditions, which have in the past and may in the future negatively impact our business and financial performance.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates and uncertainty about economic stability. The Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflicts between Russia and Ukraine, Israel and Hamas and increasing tensions between China and Taiwan have created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish substantial rights.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, MARGENZA, product candidates, or future revenue streams, or grant licenses on terms that are not favorable to us. We cannot assure you that we will be able to obtain additional funding if and when necessary. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, scale back or eliminate one or more of our development programs or grant rights to develop and market MARGENZA or product candidates that we would otherwise prefer to develop and market ourselves.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

Our ability to utilize our federal net operating losses (NOLs) and federal tax credits is currently limited, and may be limited further, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. The limitations apply if an ownership change, as defined by Section 382, occurs. Generally, an ownership change occurs when certain shareholders increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage in a testing period, which is typically three years or since the last ownership change. We are already subject to Section 382 limitations due to acquisitions we made in 2002 and 2008. As of December 31, 2023, we had federal and state NOL carryforwards of approximately $670.0 million and federal research and development tax credits of approximately $94.4 million available. Future changes in stock ownership may also trigger an ownership change and, consequently, another Section 382 limitation. Any limitation may result in expiration of a portion of the net operating loss or tax credit carryforwards before utilization which would reduce our gross deferred income tax assets and corresponding valuation allowance. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards and tax credit carryforwards to reduce United States federal income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Risks Related to Our Dependence on Third Parties

Our existing therapeutic collaborations are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have limited capabilities for drug development and have little to no internal capability for sales, marketing or distribution. We have entered into collaborations with other companies that we believe can provide such capabilities, including our agreements with, for example, Gilead Sciences, Inc, and Incyte Corporation. These current collaborations also have provided us with important funding for our development programs and technology platforms and we expect to receive additional funding under these collaborations in the future. Our existing therapeutic collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

- a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays in payment, or non-payment, of royalties, milestones or other monies owed, delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

- collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates. For example, each of our collaboration and license agreements may be terminated for convenience upon the completion of a specified notice period.

If our therapeutic collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report on Form 10-K also apply to the activities of our program collaborators.

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator might de-emphasize or terminate the development or commercialization of MARGENZA or any product candidate licensed to it by us. For example, in November 2023 Zai Lab provided notice of termination of our collaboration agreement with respect to MARGENZA. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators.

For vobra duo, lorigerlimab, and our other product candidates, we may in the future decide to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative products, product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of vobra duo, lorigerlimab, or our other product candidates, reduce or delay one or more of our other development programs, delay the commercialization of a product candidate or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop vobra duo, lorigerlimab, or our other product candidates or bring them to market or continue to develop our technology platforms and our business may be materially and adversely affected.

We may also be restricted under collaboration agreements from entering into additional agreements on certain terms with potential collaborators. Most of our existing therapeutic collaborations contain a restriction on our engaging in activities that are the subject of the collaboration with third parties for specified periods of time.

We contract with, and may in the future contract with, third parties for components of the manufacturing of our products and our product candidates, including our antibody drug conjugate candidates. Failure of third-party contractors to successfully perform their obligations could harm our ability to develop or commercialize our product or product candidates.

We currently have one cGMP manufacturing facility located in Rockville, Maryland in compliance with cGMP to support future clinical and commercial production of our and our collaborators' product candidates. We manufacture drug substance lots at this facility that we use for clinical trials of our and our collaborators' product candidates. We will continue to rely on third parties for bioconjugation to produce ADCs and for fill finish activities, neither of which our cGMP manufacturing facility can currently accommodate.

We also have the capability to manufacture commercial supply of MARGENZA. Although we believe we currently have capacity to produce most or all of the material required for our and our collaborators' clinical trials and for the commercial supply of MARGENZA, we may not be able to do so in the future and may continue to rely on arrangements with third parties.

We have entered into agreements with contract manufacturing organizations in the past to supplement our clinical supply and internal capacity as we commercialize MARGENZA and advance vobra duo, lorigerlimab and other product candidates in our pipeline. In addition, in the future, we may use third parties for the manufacture of some or all components of our product candidates for clinical testing, including antibody drug conjugates, as well as for commercial manufacture of some of our product candidates that receive marketing approval and that are not manufactured by us or one of our third-party collaborators. We may be unable to reach agreement with any of these contract manufacturers, or to identify and reach arrangements on satisfactory terms with other contract manufacturers, to manufacture any of our product candidates. Additionally, the facilities used by any contract manufacturer to manufacture any of our product candidates must be the subject of a satisfactory inspection before the FDA and other regulatory authorities approve a BLA or marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA's requirements for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA and other regulatory authorities' cGMP requirements, our product candidates will not be approved or, if already approved, may be subject to recalls.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products or product candidates ourselves, including:

- the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond our control;

- the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer; and

- the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs.

Any of these factors could adversely impact the commercialization of our products or product candidates, delay approval of our product candidates, or cause us to incur higher costs or prevent us from commercializing our products or product candidates successfully. Furthermore, if contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our products or product candidates and to have any such new source approved by the FDA or any other relevant regulatory authorities.

Failure to successfully develop and commercialize companion diagnostics with third party contractors for use with our product candidates could harm our ability to commercialize our product candidates.

We plan to develop, or engage third parties to develop, companion diagnostics for our product candidates where appropriate. At least in some cases, the FDA and similar regulatory authorities outside the United States may request or require the development and regulatory approval of a companion diagnostic as a condition to approving one or more of our product candidates. We do not have experience or capabilities in developing or commercializing diagnostics and are relying, and in the future plan to continue to rely, in large part on third parties to perform these functions.

In most cases, we will likely outsource the development, production and commercialization of companion diagnostics to third parties. By outsourcing these companion diagnostics to third parties, we become dependent on the efforts of our third party contractors to successfully develop and commercialize these companion diagnostics. Our contractors:

- may not perform their obligations as expected;

- may encounter production difficulties that could constrain the supply of the companion diagnostic;

- may have difficulties gaining acceptance of the use of the companion diagnostic in the clinical community;

- may not commit sufficient resources to the marketing and distribution of such product; and

- may terminate their relationship with us.

If any companion diagnostic for use with one of our product candidates fails to gain market acceptance, our ability to derive revenues from sales of such product candidate could be harmed. If our third-party contractors fail to commercialize such companion diagnostic, we may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with such product candidate or do so on commercially reasonable terms, which could adversely affect and delay the development or commercialization of such product candidate.

Independent clinical investigators and CROs that we engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical trials, including future trials for vobra duo, lorigerlimab and other product candidates. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs.

These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA requires that we comply with standards, commonly referred to as current Good Clinical Practice (GCP) for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with GCP procedures could adversely affect the clinical development of our product candidates and harm our business.

Commercialization collaborations will be important to our business. If we are unable to maintain commercialization collaborations, or if commercialization collaborations are not successful, our business could be adversely affected.

We have limited capabilities for drug commercialization, with little to no internal capability for sales, marketing or distribution. For example, we are a party to a collaboration with Eversana to support the commercialization of MARGENZA in the United States, and we may enter into commercial collaborations in the future for our products or our product candidates. Our existing commercialization collaboration, and any future commercialization collaborations we enter into, may pose a number of risks, including the following:

- collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue commercialization our products or any product candidates that achieve regulatory approval or may elect not to continue commercialization based on clinical trial results, changes in the collaborators' strategic focus or other factors that divert resources or create competing priorities;

- collaborators could independently commercialize products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully commercialized under terms that are more economically attractive than ours;

- collaborators with marketing and distribution rights to our products or our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

- disagreements with collaborators, including disagreements on contract interpretation, commercialization strategy or tactics, might cause delays or termination of the commercialization of products or product candidates, might lead to additional responsibilities for us with respect to our products or product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly utilize our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

- collaborators may violate, or be investigated for potentially violating, health care compliance and related laws and regulations, which may expose us to litigation, enforcement actions or inquiries, or other potential liability; and

- collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further commercialization of our products or applicable product candidates.

All of the risks relating to commercialization, and health care legal compliance described in this Annual Report on Form 10-K also apply to the commercialization activities of our collaborators.

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator might de-emphasize or terminate the development or commercialization of a product or product candidate MARGENZA licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators. For example, Zai Lab provided notice of termination of our collaboration agreement, in November 2023 with respect to MARGENZA and tebotelimab, and we may be unable to attract new collaborators for the products in the covered territory or elsewhere. We may also be restricted under commercialization collaboration agreements from entering into future agreements on certain terms with potential collaborators. For example, our collaboration with Eversana contains a restriction on our engaging in activities that are the subject of the collaboration with third parties for specified periods of time among other conditions.

Commercialization collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the commercialization of a product or product candidate, reduce the scope of any sales or marketing activities, or increase our expenditures and undertake or commercialization activities at our own expense. If in the future we elect to fund and undertake commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations to commercialize our product candidates and do not have sufficient funds or expertise to undertake the necessary commercialization activities, we may not be able to commercialize our product candidates or bring them to market or continue and our business may be materially and adversely affected.

If our information technology systems or those third parties upon which we rely for our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, process, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets and any other sensitive data the we may process, e.g., business plans, transactions, financial information, etc. (collectively, sensitive information).

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes and the use of Artificial Intelligence (AI)), which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats.

Severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties' information security practices is limited, as is our ability to determine whether these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may prevent or cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. An information security training program is in place to educate our personnel on information security and data protection measures. The program is managed by information security personnel.

Risks Related to Our Intellectual Property

Our success depends significantly on our ability to operate without infringing the valid patents and other proprietary rights of third parties.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Third parties may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position. For example, certain patents held by third parties cover Fc engineering methods and mutations in Fc regions to enhance the binding of Fc regions to Fc receptors on immune cells. Although we believe that these patents are not infringed, and/or are invalid and/or unenforceable, if a court should find that they cover our products, such as MARGENZA or enoblituzumab, and we are unable to invalidate such patents, or if licenses for them are not available on commercially reasonable terms, our business could be harmed, perhaps materially.

Third parties could possess patents that we may ultimately be found to infringe, or such third-party patents could issue in the future. Third parties may have or may obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations. Moreover, our failure to maintain a license to any technology that we require may also materially harm our business, financial condition, and results of operations. Furthermore, we would be exposed to a threat of litigation.

In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

- we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties' patents;

- if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, opposition or other proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

- if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

- if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. There is a risk that a court would decide that we or our collaborators are infringing the third party's patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our collaborators may not have a viable alternative to the technology protected by the patent and may need to halt work on the affected product candidate or cease commercialization of an approved product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages. An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Any of these outcomes could have a material adverse effect on our business.

The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products, methods of use, or processes. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. If we are sued for patent infringement, we would need to demonstrate that our products, methods, or processes either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do so. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

If we are unable to obtain and enforce patent protection for our products and our product candidates and related technology, our business could be materially harmed.

Issued patents may be challenged, narrowed, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States. Patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Publications of discoveries in scientific literature lag behind actual discoveries, thus we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the United States and in foreign countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we can obtain patent protection, it may be of insufficient scope to achieve our business objectives.

Our strategy depends on our ability to identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost,in a timely manner, or in all jurisdictions where protection may be commercially advantageous. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.

The issuance of a patent does not ensure that a court or agency finds or will find the patent valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology. Third parties may also seek to market biosimilar versions of any approved products. Alternatively, third parties may seek approval to market their own products, which are similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office (USPTO) and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in foreign jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide competitive advantage. Moreover, we cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings, and/or reexamination proceedings, the risk of infringement litigation, and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings and may fail to provide a competitive advantage. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Even after they have been issued, our patents and any patents which we license may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited or will expire prior to the commercialization of our approved products and product candidates, other companies may be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

- we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;

- third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us;

- third parties may initiate opposition, reexamination or inter partes review proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;

- there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;

- the USPTO may initiate an interference between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights; or

- third parties may seek approval to market biosimilar versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

These lawsuits and proceedings would be costly and could affect our results of operations and divert the attention of our managerial and scientific personnel. There is a risk that a court or administrative body would decide that our patents are invalid or not infringed by a third party's activities, or that the scope of certain issued claims must be further limited. An adverse outcome in a litigation or proceeding involving our own patents could limit our ability to assert our patents against these or other competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;

- others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

- we might not have been the first to make the inventions covered by patents or pending patent applications;

- we might not have been the first to file patent applications for these inventions;

- any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

- we may not develop additional proprietary technologies that are patentable.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to various intellectual property license agreements. These license agreements impose, and we expect that future license agreements may impose, various diligence, milestone payment, royalty, insurance and other obligations on us. For example, we entered into patent and know-how license agreements that grant us the right to use certain technologies related to biological manufacturing to manufacture our clinical product candidates. These licenses typically include an obligation to pay yearly maintenance payments and royalties on sales and may also include upfront and milestone payments. If we fail to comply with our obligations under the licenses, the licensors may have the right to terminate their respective license agreements, in which event we might not be able to market any product that is covered by the agreements. Termination of the license agreements or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, which could adversely affect our competitive business position and harm our business.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual while rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual's assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously or concurrently employed at research institutions and/or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside counsel or our agents to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business. In addition, we may be responsible for the payment of patent fees for patent rights that we license from other parties. If any licensor of these patents does not itself elect to make these payments, and we fail to do so, we may be liable to the licensor for any costs and consequences of any resulting loss of patent rights.

If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

Risks Related to Legal Compliance Matters

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, (FCPA) and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a risk of potential FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or other anti-corruption laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws. If we violate provisions of the FCPA or other anti-corruption laws or are subject to an investigation or audit pursuant to these laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures and legal expenses, which could have an adverse impact on our business, financial condition and results of operations.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development involves, and may in the future involve, the use of potentially hazardous materials and chemicals. Our operations may produce hazardous waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by local, state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations and fire and building codes, including those governing laboratory procedures, exposure to blood-borne pathogens, use and storage of flammable agents and the handling of biohazardous materials. Although we maintain workers' compensation insurance as prescribed by the States of Maryland and California to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

We and our collaborators are subject to various healthcare laws, and our failure, or the failure of our collaborators, to comply with those laws could result in significant penalties and adversely affect our business, operations and financial condition.

In the United States, our operations, and those of our collaborators, are subject to regulation by various local, state, federal authorities in addition to the FDA, including but not limited to, CMS, other divisions of HHS (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. We and our collaborators are or may be subject to broadly applicable "fraud and abuse" laws, such as false claims, anti-kickback laws, transparency laws, and privacy and security laws. Federal false claims laws, including the federal civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a claim paid.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal anti-kickback statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices, or those of our collaborators, may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal anti-kickback statute and the criminal healthcare fraud statutes (discussed below) was amended by the ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal civil false claims act.

The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal anti-kickback statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, under the federal Physician Payment Sunshine Act provisions of the ACA, covered manufacturers of drugs, devices, biological and medical supplies for which payment is available under a federal health care program (with certain exceptions) are subject to annual federal reporting and disclosure requirements with regard to payments or other transfers of value made to physicians defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals as well as information regarding certain ownership and investment interests held by physicians and their immediate family members.

Most states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which may apply to items such as pharmaceutical products and services reimbursed by private insurers. Some state laws also prohibit certain gifts to healthcare providers, require pharmaceutical companies to report payments to healthcare professionals, and/or require companies to adopt compliance programs or codes of conduct.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, improper consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. At such time as we or our collaborators market MARGENZA or any of our future approved products and these products are paid for by governmental programs, it is possible that some of our business activities could also be subject to challenge under one or more of these "fraud and abuse" laws.

Further, in order to distribute products commercially in the United States, we or our collaborators must also comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers, and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, track, and report gifts, compensation and other remuneration made to physicians and other healthcare providers, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.

If our operations, or those of our collaborators marketing, distributing or commercializing any of our products on our behalf, are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, significant civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

In addition, our operations and those of our collaborators may be subject to analogous foreign health care laws in the jurisdictions in which we operate.

We are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse business consequences.

In the ordinary course of business, we process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, and other sensitive data, e.g., business plans, transactions, financial information, etc. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security. Data privacy and security have become significant issues in the United States, Europe, and in many other jurisdictions where we or our partners may in the future conduct our operations.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws and regulations, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). These laws and regulations involve the collection, storage, handling, use, disclosure, transfer, and security of personal data. Certain states, such as California, also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments, and may result in liability through private actions. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA), (collectively, CCPA) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union's General Data Protection Regulation (EU GDPR), companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA) and various related provincial laws,may apply to our operations. As another example, Australia's Privacy Act of 1998 may apply to our operations.

Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Failure to comply with these current and future laws, policies, industry standards or legal obligations or any security incident resulting in the unauthorized access to, or acquisition, release or transfer of personal information may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our business and results of operations.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA or other agencies, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Relating to Employee Matters and Human Capital Management

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of certain of our executive officers and other key employees. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development, manufacturing and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

Recruiting and retaining qualified scientific, clinical, manufacturing and other personnel will also be critical to our success. For example, we have experienced employee turnover, consistent with the broader American economy, and we may continue to experience employee turnover in the future that may have an adverse effect on our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Such competition may increase due to the recent move by companies to offer a remote or hybrid work environment. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, motivate existing employees, or maintain our corporate culture in a hybrid or remote work environment and in the midst of higher turnover, our ability to pursue our growth strategy will be limited.

Additionally, in January 2023, the U.S. Federal Trade Commission published a proposed rule that would generally prohibit post-employment non-compete clauses (or other clauses with comparable effect) in agreements between employers and their employees. If this rule goes into effect, or if we fail to adequately address any of the issues referred to above, it could adversely impact our ability to recruit and retain our skilled employees which may result in a material adverse effect on our business, operating results and financial condition.

We may undertake internal restructuring activities, including associated workforce reductions, that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.

From time to time, we may undertake internal restricting activities, including associated workforce reductions, as we continue to evaluate and attempt to optimize our cost and operating structure in light of developments in our business strategy and long-term operating plans. For example, in August 2022, we announced a reduction in workforce by approximately 15% in connection with the restructuring of our business to prioritize and focus on our lead assets, and, as a result, we incurred certain restructuring charges, including employee termination-related charges. Any restructuring activities that we may undertake in the future may result in write-offs or other restructuring charges, including employee termination-related charges in connection with any associated workforce reductions. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our operating structure from any restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from any restructuring, our results of operation and financial condition could be adversely affected. Furthermore, any strategic restructuring plan may be disruptive to our operations. For example, any workforce reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. Any employees not affected by any reduction in force may seek alternate employment, which could result in us seeking contract support which may result in unplanned additional expense or harm our productivity. Any workforce reductions could also harm our ability to attract and retain qualified management, scientific, clinical, and manufacturing personnel who are critical to our business. Any failure to attract or retain qualified personnel could prevent us from successfully developing our product candidates in the future.

We may need to grow or contract our organization, and we may experience difficulties in managing this growth or contraction, which could disrupt our operations.

As of December 31, 2023, we had 339 full-time employees. In addition to the risks associated with a reduction in force, as our finances, development and commercialization plans and strategies evolve, we may choose to expand or contract our employee base for managerial, operational, manufacturing, financial and other resources. Future growth or additional contraction would impose significant costs as well as added responsibilities on members of management, including the potential need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing either growth or contraction activities. We may not be able to effectively manage our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees.

Growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage such growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize MARGENZA, our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any such growth.

Risks Relating to Our Common Stock

We have been and may in the future be subject to securities litigation, which is expensive and could divert management attention and adversely impact our business.

The market price of our common stock has been and may continue to be volatile. Companies that have experienced volatility in the market price of their common stock are often subject to securities class action litigation. For example, on September 13, 2019, a securities class action complaint was filed against us, and certain of our officers and/or directors in the U.S. District Court for the District of Maryland. On September 29, 2021, the District Court issued an Order dismissing the case, with prejudice, and on March 2, 2023 the Fourth Circuit affirmed the District Court's dismissal.

This or any future securities litigation brought by private parties or government enforcement agencies could result in substantial costs and diversion of management's attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

The market price of our stock may fluctuate unpredictably in response to factors unrelated to our operating performance. The stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

- results and timing of our clinical trials and clinical trials of our competitors' products;

- failure or discontinuation of any of our development programs;

- issues in manufacturing our product candidates or future approved products;

- regulatory developments or enforcement in the United States and foreign countries with respect to our product candidates or our competitors' products;

- competition from existing products or new products that may emerge;

- developments or disputes concerning patents or other proprietary rights;

- introduction of technological innovations or new commercial products by us or our competitors;

- announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

- changes in estimates or recommendations by securities analysts, if any cover our common stock;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- public concern over our product candidates or any future approved products;

- threatened or actual litigation;

- future or anticipated sales of our common stock;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

- additions or departures of key personnel;

- changes in the structure of health care payment systems in the United States or overseas;

- failure of any of MARGENZA or our product candidates, if approved, to achieve commercial success;

- economic and other external factors or other disasters or crises;

- period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;

- general market conditions and market conditions for biopharmaceutical stocks; and

- overall fluctuations in U.S. equity markets.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. For example, one such securities class action lawsuit was brought against us. We could incur substantial costs defending this or similar lawsuits, as well as diversion of the time and attention of our management, any or all of which could seriously harm our business.

Provisions of our charter, bylaws, third-party agreements and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our restated certificate of incorporation and amended and restated bylaws could discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, since our board of directors is responsible for appointing the members of our management team, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management by making it more difficult for stockholders to replace members of our board of directors. These provisions:

- allow the authorized number of directors to be changed only by resolution of our board of directors;

- establish a classified board of directors, providing that not all members of the board of directors be elected at one time;

- authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

- require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

- establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

- limit who may call stockholder meetings; and

- require the approval of the holders of 75% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

Furthermore, in the ordinary course of our business, from time to time we discuss and enter into collaborations, licenses and other transactions with various third parties, including other pharmaceutical companies and biotechnology companies. When we deem it appropriate, our agreements with such third parties may include standstill provisions. These standstill provisions, several of which may be in force from time-to-time, typically prohibit such parties from acquiring our securities for a period of time, which may discourage such parties from acquiring MacroGenics even if doing so would be beneficial to our stockholders.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and clinical trial data (Information Systems and Data).

Our information security function, which is led by our Executive Director of Information Technology, with support from our Senior Information Security Manager, our legal team, a management-level Technology Steering Committee, and the Audit Committee of the Board, helps identify, assess, and manage the Company's cybersecurity threats and risks. We identify and assess cybersecurity risks by monitoring and evaluating our threat environment using various methods including, for example using automated tools, subscribing to reports and services that identify cybersecurity threats, evaluating threats reported to us, evaluating our and our industry's risk profile, analyzing reports of threats and actors, audits, conducting vulnerability assessments, and conducting tabletop incident response exercises.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including: an incident response plan and procedures, incident detection and response playbook, business continuity plans, encryption of certain data, network security controls, identity management and access controls, physical security controls, 24/7 systems monitoring, vendor risk management processes, employee cybersecurity and privacy training, penetration testing, cybersecurity insurance, and dedicated cybersecurity staff.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of our enterprise risk management program and identified in our risk register; (2) the information security function works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our Technology Steering Committee evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Audit Committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us to identify, assess, and manage material risks from cybersecurity threats, including professional services firms, cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, penetration testing firms, and dark web monitoring services.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, contract research organizations, distributors, and supply chain management resources. We have vendor management processes to manage cybersecurity risks associated with our use of certain of these providers, such as reviewing security questionnaires, reviewing the vendor's written security program, conducting risk assessments for certain vendors, arranging security assessment calls with the vendor's security personnel, reviewing security assessments, or imposing contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify and mitigate cybersecurity risks associated with a provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K.

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' Audit Committee and management's Technology Steering Committee are responsible for overseeing the Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Executive Director, Information Technology, who has fourteen years of information security experience and holds a Certified Information Systems Security Professional (CISSP) certification. Our Senior Information Security Manager holds CISSP certification, an MSc. in Information Security, and has over 20 years government and industry cybersecurity experience.

Company management is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. Company management is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances and incident severity, including our Executive Director Information Technology who works with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents. In addition, the Company's incident response process includes reporting to the audit and technology steering committees of the board of directors for certain cybersecurity incidents.

The board of directors' Audit Committee receives periodic reports from our Executive Director Information Technolog concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. The board of directors also receives regular reports, summaries or presentations related to cybersecurity threats, risk, and mitigation.

ITEM 2.   PROPERTIES

We lease a total of approximately 205,000 square feet of manufacturing, office, laboratory and warehouse space in Maryland. Our headquarters building in Rockville, Maryland currently houses laboratory, office and manufacturing operations to support clinical and commercial quantities and scale. This location is occupied under a lease that expires in 2035. Our leases each have one or more five-year options to renew. We believe that our properties are generally in good condition, well maintained, suitable and adequate to carry on our business. We believe our capital resources are sufficient to lease any additional facilities required to meet our expected growth needs.

ITEM 3.   LEGAL PROCEEDINGS

In the ordinary course of business, we are or may be involved in various legal or regulatory proceedings, claims or class actions related to alleged patent infringements and other intellectual property rights, or alleged violation of commercial, corporate, securities, labor and employment, and other matters incidental to our business. We do not, however, expect such legal proceedings to have a material adverse effect on our business, financial condition or results of operations. However, depending on the nature and timing of a given dispute, an eventual unfavorable resolution could materially affect our current or future results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the Nasdaq Global Select Market under the symbol "MGNX". As of March 1, 2024, we had 62,432,013 shares of common stock outstanding held by approximately 57 holders of record, which include shares held by a broker, bank or other nominee. We have never declared or paid any cash dividends. We do not anticipate declaring or paying cash dividends for the foreseeable future. Instead, we will retain our earnings, if any, for the future operation and expansion of our business.

Performance Graph

The following graph compares the five-year cumulative total return of our common stock with the Nasdaq Composite Index (U.S.) and the Nasdaq Biotechnology Index. The comparison assumes a $100 investment on December 31, 2018 in our common stock, the stocks comprising the Nasdaq Composite Index, and the stocks comprising the Nasdaq Biotechnology Index, and assumes reinvestment of the full amount of all dividends, if any. Historical stockholder return is not necessarily indicative of the performance to be expected for any future periods.

Comparison of Cumulative Total Return
Among MacroGenics, Inc., the Nasdaq Composite Index and the Nasdaq Biotechnology Index



The information set forth under the heading "Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to liabilities of Section 18 of the Exchange Act, except to the extent that we specifically request that such information be treated as soliciting material or specifically be incorporated by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors including, but not limited to, those set forth under the sections entitled "Risk Factors" and "Forward-Looking Statements", our actual results may differ materially from those anticipated in such forward-looking statements.

For the discussion of our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 15, 2023.

Overview

We are a biopharmaceutical company focused on discovering, developing, manufacturing and commercializing innovative antibody-based therapeutics for the treatment of cancer. We have a pipeline of product candidates designed to target either various tumor-associated antigens or immune checkpoint molecules. These candidates are being evaluated in clinical trials sponsored by us or our collaborators or are in preclinical development. Our clinical product candidates include multiple oncology programs which have either been created using our proprietary, antibody-based technology platforms or enabled through our technology licensing arrangements with other companies. We believe our product candidates have the potential, if approved for marketing by regulatory authorities, to have a meaningful effect on treating patients' unmet medical needs as monotherapy or, in some cases, in combination with other therapeutic agents. To date, three products originating from our pipeline of proprietary or partnered product candidates have received U.S. Food and Drug Administration (FDA) approval. In March 2021, we and our commercialization partner commenced U.S. marketing of MARGENZA (margetuximab-cmkb), a human epidermal growth factor receptor 2 (HER2) receptor antagonist indicated, in combination with chemotherapy, for the treatment of adult patients with metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 regimens, at least one of which was for metastatic disease. In November 2022, the FDA approved TZIELD™ (teplizumab-mzwv) to delay the onset of Stage 3 Type 1 Diabetes (T1D) in adult and pediatric patients aged 8 years and older with Stage 2 T1D. Teplizumab was acquired from us by Provention Bio, Inc. (Provention) in 2018, pursuant to an asset purchase agreement (Provention APA). In March 2023, the FDA approved ZYNYZ™ (retifanlimab-dlwr), a humanized monoclonal antibody targeting programmed death receptor-1 (PD-1). Retifanlimab was previously developed by us and licensed to Incyte Corporation (Incyte) pursuant to an exclusive global collaboration and license agreement in October 2017.

Our operations to date have concentrated on developing our technology platforms, identifying potential product candidates, undertaking preclinical studies, conducting clinical trials, developing collaborations, operating manufacturing facilities, business planning and raising capital. We only began generating revenues from the sale of products in 2021. We have financed our operations primarily through the public and private offerings of our securities, and collaborations with other biopharmaceutical companies. Although it is difficult to predict our funding requirements, we anticipate that our cash, cash equivalents and marketable securities as of December 31, 2023, combined with anticipated and potential collaboration payments, product revenue, contract manufacturing revenue, and royalties, should enable us to fund our operations into 2026. Our expected funding requirements reflect anticipated expenditures related to the Phase 2 TAMARACK clinical trial of vobramitamab duocarmazine (vobra duo) in metastatic castration-resistant prostate cancer (mCRPC), our Phase 2 LORIKEET study of lorigerlimab in mCRPC as well as our other clinical and preclinical studies currently ongoing.

Through December 31, 2023, we had an accumulated deficit of $1.1 billion. We expect that over the next several years this deficit will increase as we continue to incur research and development expense in connection with our ongoing activities and several clinical trials.

Macroeconomic Conditions

The global economy, credit markets and financial markets have and may continue to experience significant volatility as a result of significant worldwide events, including adverse events involving financial institutions or the financial services industry, inflation and rising interest rates and geopolitical upheaval (collectively, the Macroeconomic Conditions). These Macroeconomic Conditions have and may continue to create supply chain disruptions, inventory disruptions, and fluctuations in economic growth, including fluctuations in employment rates, inflation, energy prices and consumer sentiment. It remains difficult to assess or predict the ultimate duration and economic impact of the Macroeconomic Conditions. Prolonged uncertainty with respect to Macroeconomic Conditions could cause further economic slowdown or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

Collaborations

We pursue a balanced approach between product candidates that we develop ourselves and those that we develop with our collaborators. Under our strategic collaborations to date, we have received significant non-dilutive funding and continue to have rights to additional funding upon completion of certain research, achievement of key product development milestones and royalties and other payments upon the commercial sale of products. Our current collaborations include the following:

- *Incyte.* We have an exclusive global collaboration and license agreement with Incyte for retifanlimab, an investigational monoclonal antibody that inhibits PD-1(Incyte License Agreement). Under this agreement, as amended, Incyte has obtained exclusive worldwide rights for the development and commercialization of retifanlimab in all indications, while we retain the right to develop our pipeline assets in combination with retifanlimab. We received an upfront payment of $150.0 million and milestone payments totaling $115.0 million from Incyte through December 31, 2023, including $15.0 million upon the FDA approval of ZYNYZ (retifanlimab-dlwr) in March 2023. We are eligible to receive an additional $320.0 million in development and regulatory milestones and $330.0 million in commercial milestones. We are also eligible to receive tiered royalties of 15% to 24% on any global net sales and we have the option to co-promote retifanlimab with Incyte. We retain the right to develop our pipeline assets in combination with retifanlimab, with Incyte commercializing retifanlimab and us commercializing our asset(s), if any such potential combinations are approved. We also have an agreement with Incyte under which we are to perform development and manufacturing services for Incyte's clinical needs of retifanlimab (Incyte Clinical Supply Agreement) and another agreement under which we are entitled to manufacture a portion of Incyte's global commercial supply of retifanlimab (Incyte Commercial Supply Agreement).

- *Gilead*. In October 2022, we and Gilead Sciences, Inc. (Gilead) entered into an exclusive option and collaboration agreement (Gilead Agreement) to develop and commercialize MGD024 and create bispecific cancer antibodies using our DART platform and undertake their early development under a maximum of two separate bispecific cancer target research programs. Under the Gilead Agreement, we will continue the ongoing phase 1 trial for MGD024 according to a development plan, during which Gilead will have the right to exercise an option granted to Gilead to obtain an exclusive license to develop and commercialize MGD024 and other bispecific antibodies of ours that bind CD123 and CD3

(CD123 Option). The agreement also grants Gilead the right, within its first two years, to nominate a bispecific cancer target set for up to two research programs conducted by us and to exercise separate options to obtain an exclusive license for the development, commercialization and exploitation of molecules created under each research program (Research Program Option). As part of the Gilead Agreement, Gilead paid us a non-refundable upfront payment of $60.0 million and we will be eligible to receive up to $1.7 billion in target nomination, option fees, and development, regulatory and commercial milestones, assuming Gilead exercises the CD123 Option and Research Program Option, successfully develops and commercializes MGD024 or other CD123 products developed under the agreement, and products result from the two additional research programs. Assuming exercise of the CD123 Option, we will also be eligible to receive tiered, low double-digit royalties on worldwide net sales of MGD024 (or other CD123 products developed under the agreement) and assuming exercise of the Research Program Option, a flat royalty on worldwide net sales of any products resulting from the two research programs. In September 2023, Gilead nominated the first of the two research programs contemplated in the Gilead Agreement (First Research Program), we granted Gilead a research license, and the parties agreed on a research plan for the First Research Program under which we will provide research and development services. Gilead paid us a $15.7 million nomination fee in October 2023.

- *Provention*. In 2018, we entered into the Provention APA pursuant to which Provention acquired our interest in teplizumab. Under the Provention APA, if Provention successfully develops, obtains regulatory approval for, and commercializes teplizumab, we will be eligible to receive up to $170.0 million in regulatory milestones, and up to $225.0 million in commercial milestones. In November 2022, the FDA approved TZIELD (teplizumab-mzwv) to delay the onset of Stage 3 T1D in adult and pediatric patients aged 8 years and older with Stage 2 T1D, and we recognized $60.0 million in milestone revenue during the year ended December 31, 2022. In November 2022 we and Provention amended the Provention APA. Under the amended Provention APA, the $60.0 million milestone for a first approval was split into four $15.0 million payments, all of which were received prior to June 30, 2023. Under the Provention APA we are also eligible to receive single-digit royalties on net sales of TZIELD. Provention has also agreed to pay third-party obligations, including low single-digit royalties, a portion of which is creditable against royalties payable to us, aggregate milestone payments of up to approximately $1.3 million and other consideration, for certain third-party intellectual property under agreements Provention assumed pursuant to the Provention APA. Further, Provention is required to pay us a low double-digit percentage of certain consideration to the extent it is received in connection with a grant of rights by Provention to a third party.

  In March 2023, we sold our single-digit royalty interest in TZIELD (Royalty Interest) to a wholly-owned subsidiary of DRI Healthcare Trust (DRI) and received a $100.0 million payment from DRI under a Royalty Purchase Agreement. We retain our other economic interests related to TZIELD, including future potential regulatory and commercial milestones. We retain the right to receive a 50% share of the royalty on global net sales above a certain annual threshold (Retained Interest). In addition, we received $50.0 million upon the occurrence of the primary endpoint milestone event in September 2023, and we are also eligible to receive an additional $50.0 million if TZIELD achieves a certain level of net sales (the Sales Milestone Payment). In April 2023, we entered into an agreement (the Tripartite Agreement) with DRI and a subsidiary of Sanofi S.A. (Sanofi), whereby we consented to the sale of DRI's Royalty Interest and the related milestone payment obligations to Sanofi. The Tripartite Agreement eliminated our obligation to deliver payments to DRI related to the Royalty Interest and removed all of our other obligations under the Royalty Purchase Agreement. The Royalty Interest will be paid directly to Sanofi by Provention, therefore we no longer have any obligation to pay DRI. There was no modification to our Retained Interest in the Tripartite Agreement.

  In September 2023, we and Sanofi executed Amendment No. 2 to the Provention APA to incorporate the Sales Milestone Payment obligation from the Royalty Purchase Agreement into the Provention APA and terminated the Royalty Purchase Agreement. As a result, the remaining $50.0 million Sales Milestone Payment under the Royalty Purchase Agreement was incorporated into the Provention APA.

Financial Operations Overview

Revenue

Our revenue consists of the following:

- revenue from collaborative and other agreements which includes amounts recognized relating to upfront nonrefundable payments for licenses or options to obtain future licenses, amounts earned by performing development and manufacturing services, research and development funding and milestone payments earned under our collaboration and license agreements with our strategic collaborators;

- product sales, net which reflects sales of MARGENZA which was launched in 2021. Product revenue is recorded net of applicable reserves for variable consideration, including discounts and other allowances;

- contract manufacturing revenue which is earned from manufacturing third parties' drug substance; and

- government agreements revenue which reflects amounts earned through grants and/or contracts with the U.S. government and other research institutions on behalf of the U.S. government, primarily with respect to research and development activities related to infectious disease product candidates.

Cost of Product Sales

Cost of product sales relates to sales of MARGENZA. These costs include materials and manufacturing costs, as well as royalties payable on net sales of MARGENZA and inventory reserves. All product costs incurred prior to FDA approval of MARGENZA in December 2020 were expensed as research and development expense. We expect cost of product sales to continue to be positively impacted for the next four to five years as we sell through inventory that was expensed prior to FDA approval of MARGENZA.

Cost of Manufacturing Services

Cost of manufacturing services consists of the costs to provide manufacturing services to produce certain bulk drug substance under manufacturing and clinical supply agreements with third parties, including salaries and benefits and related stock-based compensation, materials, overhead and other related costs.

Research and Development Expense

Research and development expense consists of expenses incurred in performing research and development activities. These expenses include conducting preclinical experiments and studies, clinical trials, manufacturing efforts and regulatory filings for all product candidates, and other indirect expenses in support of our research and development activities. We capture research and development expense on a program-by-program basis for our product candidates and recognize these expenses as they are incurred. The following are items we include in research and development expense:

- employee-related expenses, such as salaries and benefits;

- employee-related overhead expenses, such as facilities and other allocated items;

- stock-based compensation expense to employees engaged in research and development activities;

- depreciation of laboratory and manufacturing equipment, computers and leasehold improvements;

- fees paid to consultants, subcontractors, clinical research organizations (CROs) and other third party vendors for work performed under our preclinical and clinical trials including, but not limited to, investigator grants, laboratory work and analysis, database management, statistical analysis, and other items;

- amounts paid to vendors and suppliers for laboratory supplies;

- internal and third party costs related to manufacturing clinical trial materials, including vialing, packaging and testing;

- license fees and other third party vendor payments related to in-licensed product candidates and technology; and

- costs related to compliance with regulatory requirements.

It is difficult to determine with certainty the duration and completion costs of our current or future preclinical programs and clinical trials of our product candidates, or if, when or to what extent we will generate revenues from the commercialization and sale of any of our product candidates that obtain regulatory approval. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including the uncertainties of future clinical trials and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate's commercial potential.

Selling, General and Administrative Expense

Selling, general and administrative expense consists of salaries and related benefit costs for employees in our executive, finance, legal and intellectual property, business development, human resources, information technology and other support functions. Selling, general and administrative expense also includes costs incurred under the arrangement with our commercialization partner, Eversana Life Science Services, LLC, and other legal and professional fees.

Gain on Royalty Monetization Arrangement

In April 2023, we entered into the Tripartite Agreement with DRI and Sanofi, whereby we consented to the sale of DRI's Royalty Interest and the related milestone payment obligations to Sanofi. The execution of the Tripartite Agreement resulted in a modification to the liability related to future royalties, and we recognized a $100.9 million gain on royalty monetization arrangement. In July 2023, Sanofi reported achievement of the primary endpoint milestone event related to a $50.0 million milestone, which resulted in an additional $50.0 million gain on royalty monetization arrangement. In September 2023, we amended the Provention APA and terminated the Royalty Purchase Agreement with DRI. See Note 7, Royalty Monetization Arrangement, of the Notes to Consolidated Financial Statements, for additional information.

Critical Accounting Estimates

Our management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amount of the revenue and expenses recorded during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. We review and evaluate these estimates on an on-going basis. These assumptions and estimates form the basis for making judgments about the carrying values of assets and liabilities and amounts that have been recorded as revenues and expenses. Actual results and experiences may differ from these estimates. We did not make any material changes to these assumptions during the year ended December 31, 2023, and do not expect any material changes in the near term to the underlying assumptions. If we were to adjust our assumptions, the results of any material revisions would be reflected in the consolidated financial statements prospectively from the date of the change in estimate. Management considers an accounting estimate to be critical if:

- it requires a significant level of estimation uncertainty; and

- changes in the estimate are reasonably likely to have a material effect on our financial condition or results of operations.

While a summary of significant accounting policies is described fully in Note 2 in our consolidated financial statements, we believe that the following accounting policies are the most critical to assist you in fully understanding and evaluating our financial results and the effect of the estimates and judgments we used in preparing our consolidated financial statements.

Liability related to the sale of future royalties and related interest expense

The liability related to future royalties is presented net of unamortized issuance costs on our consolidated balance sheets. Interest expense on the liability related to future royalties is recognized using the effective interest rate method over the life of the arrangement. We calculate an effective interest rate which will amortize our related obligation to zero over the anticipated repayment period. The liability related to future royalties and the related interest expense are based on our current estimates of future royalties expected to be received over the life of the arrangement, which we determine by using internal sales projections and external information from market data sources, which are considered Level 3 inputs. We periodically assess the expected payments and to the extent our estimates of future royalty payments are greater or less than previous estimates or the estimated timing of such payments is materially different than previous estimates, we will adjust the effective interest rate and recognize related non-cash interest expense on a prospective basis.

Upon changes in facts and circumstances, for example as a result of a modification to the existing agreements, we re-evaluate our rights and obligations and account for the change in accordance with the respective accounting guidance.

Revenue Recognition

We recognize revenue under Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customer*s, (ASC 606) when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, management performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Collaborative and other agreements

We enter into licensing agreements that are within the scope of ASC 606, under which we may license rights to research, develop, manufacture and commercialize our product candidates to third parties. The terms of these arrangements typically include payment to us of one or more of the following: non-refundable, upfront license fees; reimbursement of certain costs; customer option exercise fees; development, regulatory and commercial milestone payments; and royalties on net sales of licensed products. We may also enter into development and manufacturing service agreements with our collaborators.

For each arrangement that results in revenues, we identify all performance obligations, which may include a license to intellectual property and know-how, research and development activities, transition activities and/or manufacturing services. In order to determine the transaction price, in addition to any upfront payment, management estimates the amount of variable consideration at the outset of the contract either utilizing the expected value or most likely amount method, depending on the facts and circumstances relative to the contract. We constrain (reduce) the estimates of variable consideration such that it is probable that a significant reversal of previously recognized revenue will not occur. When determining if variable consideration should be constrained, management considers whether there are factors outside our control that could result in a significant reversal of revenue. In making these assessments, management considers the likelihood and magnitude of a potential reversal of revenue. These estimates are re-assessed each reporting period as required.

Once the estimated transaction price is established, amounts are allocated to the performance obligations that have been identified. The transaction price is generally allocated to each separate performance obligation on a relative standalone selling price basis. We must develop assumptions that require judgment to determine the standalone selling price in order to account for these agreements. To determine the standalone selling price, management's assumptions may include (i) the probability of obtaining marketing approval for the product candidate, (ii) estimates regarding the timing and the expected costs to develop and commercialize the product candidate, and (iii) estimates of future cash flows from potential product sales with respect to the product candidate. Standalone selling prices used to perform the initial allocation are not updated after contract inception. We do not include a financing component to its estimated transaction price at contract inception unless we estimate that certain performance obligations will not be satisfied within one year.

Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Licenses. When we grant a license to our intellectual property, we determine whether the nature of the intellectual property to which the customer will have rights is functional intellectual property (functional IP), which has significant standalone functionality, or symbolic intellectual property (symbolic IP) which does not have significant standalone functionality. Revenue from functional IP is recognized at the point in time when control of the distinct license is transferred to the customer. Revenue from symbolic IP is recognized over the access period to our intellectual property. If the license to our intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and when (or as) the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the licensee and the availability of the associated expertise in the general marketplace. In addition, we consider whether the licensee can benefit from a promise for its intended purpose without the receipt of the remaining promise, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, management utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research and development and licensing agreement. Such a change could have a material impact on the amount of revenue we record in future periods.

Research, Development and/or Manufacturing Services. The promises under our agreements may include research and development or manufacturing services to be performed by us on behalf of the counterparty. If these services are determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize the transaction price allocated to these services as revenue over time based on an appropriate measure of progress when the performance by us does not create an asset with an alternative use and we have an enforceable right to payment for the performance completed to date. If these services are determined not to be distinct from the other promises or performance obligations identified in the arrangement, we recognize the transaction price allocated to the combined performance obligation as the related performance obligations are satisfied.

Customer Options. If an arrangement contains customer options, we evaluate whether the options are material rights because they allow the customer to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative standalone selling price, which is determined using assumptions regarding estimated costs, discount rates, post-option development timeline, the probability of technical and regulatory success and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised or expires. If the options are deemed not to be a material right, they are excluded as performance obligations at the outset of the arrangement.

Milestone Payments. At the inception of each arrangement that includes development milestone payments, management evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or the licensee's control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, management reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties. For arrangements that include sales-based royalties which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.

We analyze our collaboration arrangements to assess whether such arrangements involve joint operating activities performed by parties who are both active participants in the activities and are both exposed to significant risks and rewards dependent on the commercial success of such activities. Such arrangements generally are within the scope of ASC 808, *Collaborative Arrangements* (ASC 808). While ASC 808 defines collaborative arrangements and provides guidance on income statement presentation, classification, and disclosures related to such arrangements, it does not address recognition and measurement matters, such as (1) determining the appropriate unit of accounting or (2) when the recognition criteria are met. Therefore, the accounting for these arrangements is either based on an analogy to other accounting literature or an accounting policy election by management. We account for certain components of the collaboration agreement that are reflective of a vendor-customer relationship (e.g., licensing arrangement) based on ASC 606. We account for other components based on a reasonable, rational and consistently applied accounting policy election. Reimbursements from the counter-party that are the result of a collaborative relationship with the counter-party, instead of a customer relationship, such as co-development activities, are recorded as a reduction to research and development expense as the services are performed.

Product sales, net

We entered into a limited number of arrangements with specialty distributors in the United States to distribute MARGENZA. The delivery of our product represents a single performance obligation for these transactions and we record net product revenue when control is transferred to the customer, generally upon receipt by the customer. The transaction price for net product revenue represents the amount we expect to receive, which is net of estimated government-mandated rebates and chargebacks, distribution fees, estimated product returns, and other deductions. Accruals are established for these deductions, and actual amounts incurred are offset against applicable accruals. Customer discounts are recorded as reductions of accounts receivable on the consolidated balance sheets. Allowance for product returns, provider chargebacks, government and other rebates and service fees are recorded as a component of accrued expenses and other current liabilities on the consolidated balance sheets. Sales deductions are based on management's estimates that consider payor mix in target markets and experience to-date. These estimates involve a substantial degree of judgment, in particular, for government-mandated rebates and chargebacks, such as for the Medicaid and 340B programs.

Contract manufacturing revenue

We enter into agreements with third parties to manufacture their drug substance at our GMP facility. The terms of these arrangements typically include an upfront payment to us to reserve manufacturing capacity, scheduled payments during the manufacturing process and reimbursement for materials used to manufacture product. We recognize revenue over time on a straight-line basis as the manufacturing services are performed, as we believe that our efforts in providing the manufacturing services are incurred evenly throughout the performance period and therefore straight-line revenue recognition closely approximates the level of effort for the manufacturing services. Variable consideration relating to the reimbursed materials and other reimbursed costs incurred to manufacture product are allocated to the related manufacturing activities and are recognized as revenue as those activities occur.

Research and Development Expense, Including Clinical Trial Accruals/Expenses

Research and development expense consists of costs we incur for our own research and development activities and costs incurred by our collaborators under cost sharing arrangements. Research and development costs consist of salaries and benefits, including related stock-based compensation, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on our behalf, such as CROs, and the cost of acquiring and manufacturing clinical trial materials, including costs incurred under agreements with contract manufacturing organizations (CMOs). Research and development costs are expensed as incurred. We receive estimates from our collaborators when we are sharing development expenses, and use these estimates to record an increase or decrease in research and development expense, depending on how much we have each spent during the period.

Clinical trial expenses are a significant component of research and development expense, and we outsource a significant portion of these costs to third parties. Third party clinical trial expenses include investigator fees, site and patient costs, CRO costs, costs for central laboratory testing, data management and CMO costs. The accrual for site and patient costs includes inputs such as estimates of patient enrollment, patient cycles incurred, clinical site activations, and other pass-through costs. These inputs are required to be estimated due to a lag in receiving the actual clinical information from third parties. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected on the consolidated balance sheets as a prepaid asset or accrued expenses. These third party agreements are generally cancelable, and related costs are recorded as research and development expense as incurred. Non-refundable advance clinical payments for goods or services that will be used or rendered for future research and development activities are recorded as a prepaid asset and recognized as expense as the related goods are delivered or the related services are performed. When evaluating the adequacy of the accrued expenses, we analyze progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made. The historical clinical accrual estimates have not been materially different from the actual costs.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements for information under the caption "Recent Accounting Pronouncements."

Results of Operations

Revenue

The following represents a comparison of our revenue for the years ended December 31, 2023 and 2022 (dollars in millions):

	Year Ended December 31,		Increase/(Decrease)	
	2023	**2022**		
Collaborative and other agreements	$29.0	$119.3	$(90.3)	(76)%
Product sales, net	17.9	16.7	1.2	7%
Contract manufacturing	9.8	14.0	(4.2)	(30)%
Royalty revenue	0.4	—	0.4	NM
Government agreements	1.6	1.9	(0.3)	(16)%
Total revenue	$58.7	$151.9	$(93.2)	(61)%

NM: Not Meaningful

The decrease of $90.3 million in revenue from collaborative and other agreements for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to:

- a net decrease of $54.5 million in revenue recognized under the Provention APA due to the recognition of a $60.0 million milestone in 2022 compared to $5.5 million recognized in 2023 related to other consideration under the Provention APA and Side Letter Agreement;

- a decrease of $22.1 million in revenue recognized under our agreements with Zai Lab;

- a decrease of $10.0 million in revenue recognized under the Incyte License Agreement; and

- a decrease of $5.1 million in revenue recognized under the I-Mab License Agreement.

These decreases were partially offset by an increase of $2.2 million in revenue recognized under the Gilead Agreement.

Revenue from collaborative and other agreements may vary substantially from period to period depending on the progress made by our collaborators with their product candidates and the timing of milestones achieved under current agreements, and whether we enter into additional collaboration agreements.

The increase in product sales, net is primarily due to an increase in volume. Revenue from product sales is recorded net of applicable provisions for rebates, chargebacks and discounts, distribution-related fees and other sales-related deductions. The table below includes a reconciliation of the accounts associated with these deductions (in millions):

	Rebates and chargebacks	Distribution fees, product returns and other	Total
Balance as of December 31, 2021	$ 0.4	$ 0.4	$ 0.8
Provisions	2.5	1.1	3.6
Payments/credits	(2.5)	(0.2)	(2.7)
Balance as of December 31, 2022	0.4	1.3	1.7
Provisions	2.8	1.2	4.0
Adjustments related to prior year sales	(0.1)	(0.7)	(0.8)
Payments/credits	(2.9)	(1.0)	(3.9)
Balance as of December 31, 2023	$ 0.2	$ 0.8	$ 1.0

Contract manufacturing revenue for the years ended December 31, 2023 and 2022 consists of revenue recognized from providing manufacturing services under the Incyte Manufacturing and Clinical Supply Agreement. Contract manufacturing revenue for the year ended December 31, 2022 also includes revenue recognized from providing manufacturing services under the Provention Manufacturing and Clinical Supply Agreement.

Cost of Product Sales

Cost of product sales was $0.6 million and $3.4 million for the years ended December 31, 2023 and 2022, respectively. Cost of product sales includes product royalties and fill finish costs for both years, and cost of product sales for 2022 also includes reserves for unsaleable inventory. Product sold during both periods consisted of drug product that was previously charged to research and development expense prior to FDA approval of MARGENZA, which favorably impacted our gross margin. We expect cost of product sales to continue to be positively impacted as we sell through this drug product.

Cost of Manufacturing Services

Cost of manufacturing services was $7.6 million and $4.0 million for the years ended December 31, 2023 and 2022, respectively. Cost of manufacturing services includes the costs to provide manufacturing services to produce certain Incyte bulk drug substance under the Incyte Manufacturing and Clinical Supply Agreement for both years. Cost of manufacturing services for the year ended December 31, 2022 also includes costs to provide manufacturing services to produce certain bulk drug substance under the Provention Manufacturing and Clinical Supply Agreement. We expect cost of manufacturing services to vary from period to period based on the agreed-upon manufacturing schedule.

Research and Development Expense

The following represents a comparison of our research and development expense for the years ended December 31, 2023 and 2022 (dollars in millions):

	Year Ended December 31,		Increase/(Decrease)	
	2023	2022		
Vobramitamab duocarmazine	$ 39.2	$ 55.4	$(16.2)	(29)%
Lorigerlimab	27.7	21.6	6.1	28%
Margetuximab	16.1	26.9	(10.8)	(40)%
MGC028	14.4	—	14.4	NM
MGC026	13.5	5.3	8.2	155%
Other antibody-drug conjugates (ADCs)	11.2	12.9	(1.7)	(13)%
Next-generation T-cell engagers (a)	10.5	13.3	(2.8)	(21)%
MGD024	7.0	7.9	(0.9)	(11)%
Tebotelimab	5.7	11.4	(5.7)	(50)%
Enoblituzumab	5.3	14.7	(9.4)	(64)%
Retifanlimab	3.5	2.2	1.3	59%
Flotetuzumab	3.2	12.9	(9.7)	(75)%
IMGC936	3.1	7.9	(4.8)	(61)%
DART molecules under HIV government contract	2.3	4.7	(2.4)	(51)%
Other programs (a)	3.9	9.9	(6.0)	(61)%
Total research and development expense	$166.6	$207.0	$(40.4)	(20)%

(a) Includes research and discovery projects, as well as early preclinical molecules and molecules not advanced to clinical development.

NM: Not Meaningful

Research and development expense for the year ended December 31, 2023 decreased by $40.4 million compared to the year ended December 31, 2022. This decrease was primarily attributable to:

- decreased manufacturing related costs for vobra duo;

- decreased development and clinical trial costs related to margetuximab, including expenses under the 2018 Zai Lab Agreement;

- decreased development and clinical trial costs related to flotetuzumab due to discontinued development of this molecule;

- decreased development, manufacturing and clinical trial costs related to enoblituzumab;

- decreased development, manufacturing and clinical trial costs related to tebotelimab; and

- decreased development costs related to other programs.

These decreases were partially offset by:

- increased development costs related to MGC026 and MGC028; and

- increased clinical trial costs related to lorigerlimab.

There are uncertainties associated with our research and development expenses for future periods which are impacted by multiple variables, including timing of wind down activities for recently closed studies and current and expected expenditures associated with our ongoing clinical studies.

Selling, General and Administrative Expense

Selling, general and administrative expenses were $52.2 million and $58.9 million for the years ended December 31, 2023 and 2022, respectively. The decrease is primarily due to decreased MARGENZA-related selling expenses.

Gain on Royalty Monetization Arrangement

In April 2023, we entered into the Tripartite Agreement with DRI and Sanofi, whereby we consented to the sale of DRI's Royalty Interest and the related milestone payment obligations to Sanofi. The execution of the Tripartite Agreement resulted in a modification to the liability related to future royalties, and we recognized a $100.9 million gain on royalty monetization arrangement. In July 2023, Sanofi reported achievement of the primary endpoint milestone event related to a $50.0 million milestone, which resulted in an additional $50.0 million gain on royalty monetization arrangement. In September 2023, we amended the Provention APA and terminated the Royalty Purchase Agreement with DRI. See Note 7, Royalty Monetization Arrangement, of the Notes to Consolidated Financial Statements, for additional information.

Interest and Other Income

The increase of $8.0 million in interest and other income for the year ended December 31, 2023 compared to the year ended December 31, 2022 is primarily due to increased investment balances and higher interest rates.

Liquidity and Capital Resources

Cash Flows

The following table represents a summary of our cash flows for the years ended December 31, 2023 and 2022 (dollars in millions):

	Year Ended December 31,		Increase/(Decrease)	
	2023	**2022**		
Net cash provided by (used in):				
Operating activities	$ (78.2)	$(87.0)	$ 8.8	10%
Investing activities	(80.1)	70.7	(150.8)	213%
Financing activities	150.4	1.7	148.7	NM
Net decrease in cash and cash equivalents	$ (7.9)	$(14.6)	$ 6.7	46%

NM: Not Meaningful

Operating Activities

Net cash used in operating activities consists of our net loss adjusted for non-cash items such as depreciation and amortization expense and stock-based compensation, gain on royalty monetization arrangement which is classified as a financing activity, and changes in working capital. Net cash used in operating activities for the year ended December 31, 2023 benefited from $45.0 million in milestone payments received from Provention and a $15.0 million milestone payment received from Incyte under the Incyte License Agreement. Net cash used in operating activities for the year ended December 31, 2022 benefited from the $60.0 million upfront payment under the Gilead Agreement, a $30.0 million milestone payment received from Incyte, and $15.0 million received from Provention.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2023 is primarily due to purchases of marketable securities, partially offset by maturities of marketable securities. Net cash provided by investing activities during the year ended December 31, 2022 is primarily due to maturities of marketable securities, partially offset by purchases of marketable securities.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 includes net cash proceeds from our Royalty Purchase Agreement with DRI of $149.7 million.

Our multiple product candidates currently under development will require significant additional research and development efforts that include extensive preclinical studies and clinical testing, and regulatory approval prior to commercial use. Our future success is dependent on our ability to identify and develop our product candidates, and ultimately upon our ability to attain profitable operations. We have devoted substantially all of our financial resources and efforts to research and development and general and administrative expense to support such research and development. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital, and accordingly, our ability to execute our future operating plans.

As a biotechnology company, we have primarily funded our operations with proceeds from the sale of our common stock in equity offerings and revenue from our multiple collaboration agreements. Management regularly reviews our available liquidity relative to our operating budget and forecast to monitor the sufficiency of our working capital, and anticipates continuing to draw upon available sources of capital, including equity and debt instruments, to support our product development activities. There can be no assurances that new sources of capital will be available to us on commercially acceptable terms, if at all. Also, any future collaborations, strategic alliances and marketing, distribution or licensing arrangements may require us to give up some or all rights to a product or technology at less than its full potential value. If we are unable to enter into new arrangements or to perform under current or future agreements or obtain additional capital, we will assess our capital resources and may be required to delay, reduce the scope of, or eliminate one or more of our product research and development programs or clinical studies, and/or downsize our organization. Although it is difficult to predict our funding requirements, we anticipate that our cash, cash equivalents and marketable securities as of December 31, 2023, combined with anticipated and potential collaboration payments, product revenue, contract manufacturing revenue, and royalties, should enable us to fund our operations into 2026. Our expected funding requirements reflect anticipated expenditures related to the Phase 2 TAMARACK clinical trial of vobra duo in mCRPC, our Phase 2 study of lorigerlimab in mCRPC as well as our other clinical and preclinical studies currently ongoing.

Material Cash Requirements

Our short-term and long-term material cash requirements consist of operational and capital expenditures, some of which contain contractual obligations. Our primary uses of cash relate to paying salaries and benefits, administering clinical trials and providing the technology and facilities necessary to support our operations. The most significant contractual obligations are the operating leases at our facilities in Maryland. Our future minimum lease payments as of December 31, 2023 totaled $4.0 million related to short-term lease liabilities, and $66.3 million related to long-term lease liabilities. See Note 6, Commitments and Contingencies, in the Notes to the Financial Statements in this Annual Report on Form 10-K for additional information about our contractual obligations. We expect to fund these requirements with current cash, cash equivalents and marketable securities as well as anticipated and potential collaboration payments, and product revenues.

We do not have any off-balance sheet arrangements, as defined under the rules and regulations of the Securities and Exchange Commission.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary objective when considering our investment activities is to preserve capital in order to fund our operations. We also seek to maximize income from our investments without assuming significant risk. Our current investment policy is to invest principally in deposits and securities issued by the U.S. government and its agencies, Government Sponsored Enterprise agency debt obligations, corporate debt obligations and money market instruments. As of December 31, 2023, we had cash, cash equivalents and marketable securities of $229.8 million. Our primary exposure to market risk is related to changes in interest rates. Due to the short-term maturities of our cash equivalents and marketable securities and the low risk profile of our marketable securities, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and marketable securities. We have the ability to hold our marketable securities until maturity, and we therefore do not expect a change in market interest rates to affect our operating results or cash flows to any significant degree.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth beginning on page F-1 in this Annual Report on Form 10-K.

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our principal executive and principal financial officers, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this Annual Report on Form 10-K has been appropriately recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Changes in Internal Control

Our management, including our principal executive and principal financial officers, has evaluated any changes in our internal control over financial reporting that occurred during the quarterly period ended December 31, 2023, and has concluded that there was no change that occurred during the quarterly period ended December 31, 2023 that have materially affected, or are reasonably likely to materially effect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the management of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein on page 86.

ITEM 9B. OTHER INFORMATION

10b5-1 Trading Plans

During the three months ended December 31, 2023 the following Section 16 officer and directors adopted, modified or terminated a "Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K of the Exchange Act):

- James Karrels, Senior Vice President and Chief Financial Officer, adopted a new trading plan on December 8, 2023 (with the first trade possible under the new plan no sooner than April 16, 2024). The trading plan will be effective until April 15, 2025 and covers the potential sale of up to 490,000 shares of common stock. (1)

- Jeffrey Peters, Senior Vice President and General Counsel, adopted a new trading plan on December 8, 2023 (with the first trade possible under the new plan no sooner than April 4, 2024). The trading plan will be effective until March 20, 2025 and covers the potential sale of up to 370,842 shares of common stock. (2)

    (1) Mr. Karrels' plan as adopted December 8, 2023 covered the potential sale of additional shares that were since sold under a prior existing plan. The total provided here reflects the maximum remaining shares available to sell under the December 8, 2023 plan as of March 5, 2024.

    (2) Mr. Peters' plan as adopted December 8, 2023 covered the potential sale of additional shares that were since sold under a prior existing plan. The total provided here reflects the maximum remaining shares available to sell under the December 8, 2023 plan as of March 5, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MacroGenics, Inc.

Opinion on Internal Control over Financial Reporting

We have audited MacroGenics, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, MacroGenics, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 7, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
March 7, 2024

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We incorporate herein by reference the relevant information concerning directors, executive officers and corporate governance to be included in our definitive proxy statement for the 2024 annual meeting of stockholders (the 2024 Proxy Statement) under the captions "Directors and Nominees," "Corporate Governance," "Executive Officers," and "Delinquent Section 16(a) Reports".

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our employees, officers and directors. The Code is available under the Corporate Governance section of our website at http:// ir.macrogenics.com/governance. We expect that any amendments to the Code, or any waivers of its requirements, will be disclosed on our website.

ITEM 11. EXECUTIVE COMPENSATION

We incorporate herein by reference the relevant information concerning executive compensation to be included in the 2024 Proxy Statement under the captions "Executive Compensation Information," "CEO Pay Ratio Disclosure," and "Director Compensation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

We incorporate herein by reference the relevant information concerning security ownership of certain beneficial owners and management to be included in the 2024 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Information About Equity Compensation Plans".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate herein by reference the relevant information concerning certain other relationships and related transactions to be included in the 2024 Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Party Transactions".

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We incorporate herein by reference the relevant information concerning principal accountant fees and services to be included in the 2024 Proxy Statement under the caption "Principal Accountant Fees and Services".

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

    1.   Consolidated Financial Statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Loss	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

    2.   Financial Statement Schedules:

       All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

    3.   Exhibits:

       The exhibits filed as part of this Annual Report on Form 10-K are set forth on the Exhibit Index immediately following our consolidated financial statements. The Exhibit Index is incorporated herein by reference.

ITEM 16.   FORM 10-K SUMMARY

    Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

MacroGenics, Inc.

By: /s/ Scott Koenig

Scott Koenig, M.D., Ph.D.
President and CEO and Director

Pursuant to the requirements of the Securities Act of 1934, as amended, this Report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Scott Koenig Scott Koenig, M.D., Ph.D.	President and CEO and Director (Principal Executive Officer)	March 7, 2024
/s/ James Karrels James Karrels	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	March 7, 2024
/s/ Lynn Cilinski Lynn Cilinski	Vice President, Controller and Treasurer (Principal Accounting Officer)	March 7, 2024
/s/ Karen Ferrante, M.D. Karen Ferrante, M.D.	Director	March 7, 2024
/s/ William Heiden William Heiden	Director	March 7, 2024
/s/ Edward Hurwitz Edward Hurwitz	Director	March 7, 2024
/s/ Scott Jackson Scott Jackson	Director	March 7, 2024
/s/ Meenu Chhabra Karson Meenu Chhabra Karson	Director	March 7, 2024
/s/ Margaret A. Liu, M.D. Margaret A. Liu, M.D.	Director	March 7, 2024
/s/ Federica O'Brien Federica O'Brien	Director	March 7, 2024
/s/ Jay Siegel, M.D. Jay Siegel, M.D.	Director	March 7, 2024
/s/ David Stump, M.D. David Stump, M.D.	Director	March 7, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page Number
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-1
Consolidated Balance Sheets at December 31, 2023 and December 31, 2022	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021	F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	F-6
Notes to Consolidated Financial Statements	F-7

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MacroGenics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MacroGenics, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 7, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Royalty Monetization Arrangement

Description of the Matter	As discussed in Note 7 of the consolidated financial statements, on March 8, 2023, the Company entered into a Purchase and Sale Agreement to sell its royalty interest on future global sales of TZIELD (teplizumab-mzwv) to a wholly-owned subsidiary of DRI Healthcare Trust ("DRI") for consideration of up to $200 million ("Royalty Monetization Arrangement"). The Company accounted for the Royalty Monetization Arrangement as a financing transaction. Subsequent transactions among various parties amended the Royalty Monetization Agreement.

Accounting for the Royalty Monetization Arrangement and related amendments required the Company to make significant judgments, including but not limited to the evaluation of the key terms of the Royalty Monetization Arrangement and other related amendments to determine the applicable accounting. As a result, auditing the Royalty Monetization Arrangement and related amendments required especially complex auditor judgment. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls addressing the risks of material misstatement relating to the accounting for the Royalty Monetization Arrangement. For example, we tested controls over management's process for performing technical accounting analyses and related evaluations of the applicable authoritative guidance.

To audit the Company's accounting for the Royalty Monetization Arrangement and related amendments, we performed audit procedures that included, among others, inspecting the executed agreements and related accounting analyses performed by management and evaluating the conclusions. In addition, we obtained representations from management and performed inquiries of external and internal legal counsel to corroborate the Company's interpretation of the terms of the Royalty Monetization Arrangement and related amendments. We also involved our subject matter resources to assist with auditing the significant and judgmental conclusions reached by management including the evaluation of the terms of the agreements and the application of the related accounting guidance. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Tysons, Virginia
March 7, 2024

MACROGENICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,	
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 100,956	$ 108,884
Marketable securities	128,849	45,462
Accounts receivable	10,367	56,222
Inventory, net	1,221	1,451
Prepaid expenses and other current assets	9,946	10,161
Total current assets	251,339	222,180
Property, equipment and software, net	21,847	29,575
Operating lease right-of-use assets	23,846	27,335
Other non current assets	1,386	1,378
Total assets	$ 298,418	$ 280,468
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 6,443	$ 4,899
Accrued expenses and other current liabilities	24,239	28,998
Deferred revenue	21,651	9,988
Lease liabilities	3,775	4,726
Total current liabilities	56,108	48,611
Deferred revenue, net of current portion	59,243	59,480
Lease liabilities, net of current portion	30,196	30,106
Other non current liabilities	258	258
Total liabilities	145,805	138,455
Stockholders' equity:		
Common stock, 0.01 par value — 125,000,000 shares authorized, 62,070,627 and 61,701,467 shares outstanding at December 31, 2023 and December 31, 2022, respectively	621	617
Additional paid-in capital	1,254,750	1,235,095
Accumulated other comprehensive loss	(6)	(5)
Accumulated deficit	(1,102,752)	(1,093,694)
Total stockholders' equity	152,613	142,013
Total liabilities and stockholders' equity	$ 298,418	$ 280,468

See accompanying notes.

MACROGENICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Collaborative and other agreements	$ 28,990	$ 119,303	$ 63,294
Product sales, net	17,939	16,727	12,349
Contract manufacturing	9,833	13,988	—
Royalty revenue	431	—	—
Government agreements	1,556	1,923	1,804
Total revenues	58,749	151,941	77,447
Costs and expenses:			
Cost of product sales	619	3,351	2,651
Cost of manufacturing services	7,603	4,033	—
Research and development	166,583	207,026	214,577
Selling, general and administrative	52,188	58,949	63,014
Total costs and expenses	226,993	273,359	280,242
Loss from operations	(168,244)	(121,418)	(202,795)
Gain on royalty monetization arrangement	150,930	—	—
Interest and other income	9,686	1,660	680
Interest expense	(1,430)	—	—
Net loss	(9,058)	(119,758)	(202,115)
Other comprehensive income (loss):			
Unrealized gain (loss) on investments	(1)	56	(54)
Comprehensive loss	$ (9,059)	$ (119,702)	$ (202,169)
Basic and diluted net loss per common share	$ (0.15)	$ (1.95)	$ (3.37)
Basic and diluted weighted average common shares outstanding ...	61,929,198	61,433,124	59,944,717

See accompanying notes.

MACROGENICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2020	56,244,771	$562	$1,067,150	$ (771,821)	$ (7)	$ 295,884
Share-based compensation	—	—	23,126	—	—	23,126
Issuance of common stock, net of offering costs	4,580,653	46	117,772	—	—	117,818
Stock plan related activity	482,004	5	4,954	—	—	4,959
Unrealized loss on investments	—	—	—	—	(54)	(54)
Net loss	—	—	—	(202,115)	—	(202,115)
Balance, December 31, 2021	61,307,428	613	1,213,002	(973,936)	(61)	239,618
Share-based compensation	—	—	20,438	—	—	20,438
Issuance of common stock, net of offering costs	160,480	2	1,083	—	—	1,085
Stock plan related activity	233,559	2	572	—	—	574
Unrealized gain on investments	—	—	—	—	56	56
Net loss	—	—	—	(119,758)	—	(119,758)
Balance, December 31, 2022	61,701,467	617	1,235,095	(1,093,694)	(5)	142,013
Share-based compensation	—	—	18,373	—	—	18,373
Issuance of common stock, net of offering costs	167,270	2	1,037	—	—	1,039
Stock plan related activity	201,890	2	245	—	—	247
Unrealized loss on investments	—	—	—	—	(1)	(1)
Net loss	—	—	—	(9,058)	—	(9,058)
Balance, December 31, 2023	62,070,627	$621	$1,254,750	$(1,102,752)	$ (6)	$ 152,613

See accompanying notes.

MACROGENICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating activities			
Net loss	$ (9,058)	$(119,758)	$(202,115)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	9,645	11,865	11,258
Amortization of premiums and discounts on marketable securities	(5,004)	403	1,607
Share-based compensation	18,373	20,438	23,126
Gain on royalty monetization arrangement	(150,930)	—	—
Non-cash interest expense	1,430	—	—
Non-cash lease expense	3,489	3,341	2,690
Other non-cash items	423	2,882	2,035
Loss on disposal of assets	111	—	—
Changes in operating assets and liabilities:			
Accounts receivable	45,855	(45,836)	12,696
Inventory	230	55	(6,424)
Prepaid expenses and other current assets	215	11,009	(4,188)
Other non current assets	(7)	(14,045)	3,225
Accounts payable	1,281	(10,860)	7,125
Accrued expenses and other current liabilities	(4,823)	(4,638)	(607)
Lease liabilities	(861)	9,364	(3,780)
Deferred revenue	11,426	48,821	9,264
Other non current liabilities	—	—	258
Net cash used in operating activities	(78,205)	(86,959)	(143,830)
Cash flows from investing activities			
Purchases of marketable securities	(239,683)	(120,602)	(231,208)
Proceeds from sales and maturities of marketable securities	161,299	194,940	200,800
Purchases of property, equipment and software	(1,764)	(3,623)	(6,201)
Proceeds from sales of equipment	64	—	—
Net cash provided by (used in) investing activities	(80,084)	70,715	(36,609)
Cash flows from financing activities			
Proceeds from issuance of common stock, net of offering costs	616	1,085	117,818
Proceeds from stock option exercises and ESPP purchases	553	574	4,959
Taxes paid related to net share settlement of equity awards	(306)	—	—
Principal payments on royalty monetization arrangement	(157)	—	—
Net proceeds from sale of future royalties	149,655	—	—
Net cash provided by financing activities	150,361	1,659	122,777
Net change in cash and cash equivalents	(7,928)	(14,585)	(57,662)
Cash and cash equivalents at beginning of period	108,884	123,469	181,131
Cash and cash equivalents at end of period	$ 100,956	$ 108,884	$ 123,469
Non-cash operating and investing activities			
Property and equipment included in accounts payable or accruals	$ 505	$ 118	$ 508

See accompanying notes.

MACROGENICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

MacroGenics, Inc. (the Company) is incorporated in the state of Delaware. The Company is a biopharmaceutical company focused on discovering, developing, manufacturing and commercializing innovative antibody-based therapeutics for the treatment of cancer. The Company has a pipeline of product candidates designed to target either various tumor-associated antigens or immune checkpoint molecules. These candidates are being evaluated in clinical trials sponsored by the Company or its collaborators or are in preclinical development. The Company's clinical product candidates include multiple oncology programs which have either been created using its proprietary, antibody-based technology platforms or enabled through its technology licensing arrangements with other companies. The Company believes its product candidates have the potential, if approved for marketing by regulatory authorities, to have a meaningful effect on treating patients' unmet medical needs as monotherapy or, in some cases, in combination with other therapeutic agents. To date, three products originating from the Company's pipeline of proprietary or partnered product candidates have received U.S. Food and Drug Administration (FDA) approval. In March 2021, the Company and its commercialization partner commenced U.S. marketing of MARGENZA (margetuximab-cmkb), a human epidermal growth factor receptor 2 (HER2) receptor antagonist indicated, in combination with chemotherapy, for the treatment of adult patients with metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 regimens, at least one of which was for metastatic disease. In November 2022, the FDA approved TZIELD® (teplizumab-mzwv) to delay the onset of Stage 3 Type 1 Diabetes (T1D) in adult and pediatric patients aged 8 years and older with Stage 2 T1D. Teplizumab was acquired from the Company by Provention Bio, Inc. (Provention) in May 2018, pursuant to an asset purchase agreement. In March 2023, the FDA approved ZYNYZ™ (retifanlimab-dlwr), a humanized monoclonal antibody targeting programmed death receptor-1 (PD-1). Retifanlimab was previously developed by the Company and licensed to Incyte Corporation (Incyte) pursuant to an exclusive global collaboration and license agreement in October 2017.

Liquidity

The Company's multiple product candidates currently under development will require significant additional research and development efforts that include extensive preclinical studies and clinical testing, and regulatory approval prior to commercial use.

The future success of the Company is dependent on its ability to identify and develop its product candidates, and ultimately upon its ability to attain profitable operations. The Company has devoted substantially all of its financial resources and efforts to research and development and general and administrative expense to support such research and development. Net losses and negative cash flows have had, and will continue to have, an adverse effect on the Company's stockholders' equity and working capital, and accordingly, its ability to execute its future operating plans.

As a biotechnology company, the Company has primarily funded its operations with proceeds from the sale of its common stock in equity offerings and revenue from its multiple collaboration agreements. Management regularly reviews the Company's available liquidity relative to its operating budget and forecast to monitor the sufficiency of the Company's working capital. The Company plans to meet its future operating requirements by generating revenue from current and future strategic collaborations or other arrangements, product sales and royalties. The Company anticipates continuing to draw upon available sources of capital, including equity and debt instruments, to support its product development activities. If the Company is unable to enter into new arrangements or to perform under current or future agreements or obtain additional capital, the Company will assess its capital resources and may be required to delay, reduce the scope of, or eliminate one or more of its product research and development programs or clinical studies, reduce other operating expenses, and/or downsize its organization. Based on the Company's most recent cash flow forecast, the Company believes its current resources are sufficient to fund its operating plans for a minimum of twelve months from the date that this Annual Report on Form 10-K was filed.

Similar to the other risk factors pertinent to the Company's business, including significant equity market volatility and availability of funding in the biotechnology sector, as well as potential issues in the global economy, credit markets and financial markets as a result of significant worldwide events, including adverse events involving financial institutions or the financial services industry, inflation and rising interest rates and geopolitical upheaval, might unfavorably impact the Company's ability to generate such additional funding. Given the uncertainty in the rapidly changing market and economic conditions related to these uncertainties, the Company will continue to evaluate the nature and extent of the impact of these uncertainties on its business and financial position.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MacroGenics UK Limited and MacroGenics Limited. All intercompany accounts and transactions have been eliminated in consolidation. The Company currently operates in one operating segment. Operating segments are defined as components of an enterprise about which separate discrete information is available for the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company views its operations and manages its business in one segment, which is developing and commercializing monoclonal antibody-based therapeutics.

Use of Estimates

The preparation of the financial statements in accordance with generally accepted accounting principles (GAAP) requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In preparing these consolidated financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, fair values of assets, inventory, preclinical study and clinical trial accruals and other contingencies. Management bases its estimates on historical experience or on various other assumptions that it believes to be reasonable under the circumstances. Although actual results could differ from these estimates, management does not believe that such differences would be material.

Cash, Cash Equivalents and Marketable Securities

The Company considers all investments in highly liquid financial instruments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents includes investments in money market funds with commercial banks and financial institutions, securities issued by the U.S. government and its agencies, Government Sponsored Enterprise agency debt obligations and corporate debt obligations. Cash equivalents are stated at amortized cost, plus accrued interest, which approximates fair value.

The Company carries marketable securities classified as available-for-sale at fair value as determined by prices for identical or similar securities at the balance sheet date. Classification of marketable securities between current and non-current is dependent upon the maturity date at the balance sheet date taking into consideration the Company's ability and intent to hold the investment to maturity. Marketable securities consist of Level 2 financial instruments in the fair-value hierarchy. The Company records unrealized gains and losses as a component of other comprehensive loss within the statements of operations and comprehensive loss and as a separate component of stockholders' equity. Realized gains or losses on available-for-sale securities are determined using the specific identification method and the Company includes net realized gains and losses in other income, along with interest income and amortization of premiums and discounts.

Accounts Receivable

Accounts receivable arise from product sales, amounts due from the Company's collaborative partners and contract manufacturing work performed by the Company. The amount from product sales represents amounts due from specialty distributors. Accounts receivable that management has the intent and ability to collect are reported in the consolidated balance sheets at outstanding amounts, less an allowance for doubtful accounts. The Company writes off uncollectible receivables when the likelihood of collection is remote.

The Company evaluates the collectability of accounts receivable on a regular basis. The allowance, if any, is based upon various factors including the financial condition and payment history of customers, an overall review of collections experience on other accounts and economic factors or events expected to affect future collections experience. No allowance was recorded as of December 31, 2023 or 2022, as the Company has a history of collecting on all outstanding accounts.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses. The carrying amount of accounts receivable, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of their short-term nature. The Company accounts for recurring and non-recurring fair value measurements in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

- Level 1 – Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

- Level 2 – Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

- Level 3 – Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity – e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.

The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires the Company to make subjective judgments as to the significance of inputs used in determining fair value and where such inputs lie within the ASC 820 hierarchy. There were no transfers between levels during the periods presented.

Financial assets measured at fair value on a recurring basis were as follows (in thousands):

	Fair Value Measurement at December 31, 2023		
	Total	Level 1	Level 2
Assets:			
Money market funds	$ 91,665	$91,665	$ —
U.S Treasury securities	31,179	—	31,179
Government-sponsored enterprises	45,043	—	45,043
Corporate debt securities	52,627	—	52,627
Total assets measured at fair value (a)	$220,514	$91,665	$128,849

	Fair Value Measurement at December 31, 2022		
	Total	Level 1	Level 2
Assets:			
Money market funds	$41,564	$41,564	$ —
Government-sponsored enterprise	32,811	—	32,811
Corporate debt securities	17,626	—	17,626
Total assets measured at fair value (b)	$92,001	$41,564	$50,437

(a) Total assets measured at fair value at December 31, 2023 includes approximately $91.7 million reported as cash and cash equivalents and $128.8 million reported as marketable securities on the balance sheet.

(b) Total assets measured at fair value at December 31, 2022 includes approximately $46.5 million reported as cash and cash equivalents and $45.5 million reported as marketable securities on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company maintains its cash and money market funds with financial institutions that are federally insured. While balances deposited in these institutions often exceed Federal Deposit Insurance Corporation limits, the Company has not experienced any losses on related accounts to date. The Company's investment policy limits investments to certain types of debt securities issued by the U.S. government, its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer. The counterparties are various corporations, financial institutions and government agencies of high credit standing.

The Company's revenue relates to agreements with various collaborators, MARGENZA net product sales and contracts and research grants received from U.S. government agencies. The following table includes those counterparties that represent more than 10% of total revenue earned in the periods indicated:

	Year Ended December 31,		
	2023	2022	2021
Incyte	53%	26%	31%
McKesson Plasma & Biologics and McKesson Specialty Care Distribution LLC (McKesson)	12%	*	*
ASD Healthcare and Oncology Supply (ASD)	10%	*	*
Provention	10%	43%	*
Zai Lab Limited (Zai Lab)	*	15%	30%
I-Mab Biopharma (I-Mab)	*	*	16%

*   Amount is less than 10% for the period indicated.

The following table includes those counterparties that represent more than 10% of accounts receivable at the date indicated:

	December 31,	
	2023	2022
Incyte	25%	*
Cardinal Health, Inc.	18%	*
McKesson	16%	*
ASD	15%	*
Zai Lab	12%	*
Provention	*	84%

*   Balance is less than 10% as of the date indicated.

Inventory

When the Company believes regulatory approval is probable and expects future economic benefit from the sales of a product candidate to be realized, the Company capitalizes manufacturing costs (whether internally produced or through third-party contract manufacturing organizations) as inventory. Prior to receiving its first approval from the FDA in December 2020, the Company expensed all costs incurred related to the manufacture of MARGENZA as research and development expense because of the inherent risks associated with the development of a product candidate, the uncertainty about the regulatory approval process and the lack of history for the Company of regulatory approval of drug candidates. Subsequent to FDA approval in December 2020, the Company began capitalizing its MARGENZA third-party contract manufacturing inventory costs.

Inventory is composed of raw materials, work-in-process, and finished goods, which are goods that are available for sale. The Company values its inventories at the lower of cost or estimated net realizable value. The Company determines the cost of its inventories, which includes amounts related to materials and third-party contract manufacturing costs, on a first-in, first-out basis. The Company performs an assessment of the recoverability of capitalized inventory during each reporting period, and it writes down any excess, obsolete or unsaleable inventories to their estimated realizable value in the period in which the impairment is first identified. Such write downs, should they occur, are recorded within the cost of product sales in the statement of operations.

Property, Equipment and Software

Property, equipment and software are stated at cost. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment	3 years
Software	3 years
Furniture	10 years
Laboratory and office equipment	5 years
Leasehold improvements	Shorter of lease term or useful life

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets in accordance with the provisions of ASC 360, *Property, Plant and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset or asset group. If carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset group. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. For the years ended December 31, 2023, and 2022, the Company determined that there were no impaired assets.

Liability related to the sale of future royalties and related interest expense

The Company assesses the relevant accounting criteria under ASC 470, *Debt* (ASC 470) to determine whether the upfront payment received from the purchaser should be accounted for as debt or deferred income depending on the facts and circumstances. If the criteria in ASC 470 is met, the Company accounts for net proceeds from sales of its rights to receive future royalty payments as a liability that is amortized using the effective interest method over the term of the arrangement. The liability related to future royalties is presented net of unamortized issuance costs on the consolidated balance sheets. Interest expense on the liability related to future royalties is recognized using the effective interest rate method over the life of the arrangement. The Company calculates an effective interest rate which will amortize its related obligation to zero over the anticipated repayment period. The liability related to future royalties and the related interest expense are based on the Company's current estimates of future royalties expected to be received over the life of the arrangement, which the Company determines by using internal sales projections and external information from market data sources, which are considered Level 3 inputs. The Company periodically assesses the expected payments and to the extent the Company's estimates of future royalty payments are greater or less than previous estimates or the estimated timing of such payments is materially different than previous estimates, the Company will adjust the effective interest rate and recognize related non-cash interest expense on a prospective basis. Non-cash amortization is reflected as interest expense in the consolidated statements of operations and comprehensive loss.

Upon changes in facts and circumstances, for example as a result of a modification to the existing agreements, the Company re-evaluates its rights and obligations and accounts for the change in accordance with the respective accounting guidance.

Revenue recognition

The Company recognizes revenue under ASC Topic 606, *Revenue from Contracts with Customer*s (ASC 606) when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Collaborative and other agreements

The Company enters into licensing agreements that are within the scope of ASC 606, under which it may license rights to research, develop, manufacture and commercialize its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; reimbursement of certain costs; customer option exercise fees; development, regulatory and commercial milestone payments; and royalties on net sales of licensed products. The Company may also enter into development and manufacturing service agreements with its collaborators.

For each arrangement that results in revenues, the Company identifies all performance obligations, which may include a license to intellectual property and know-how, research and development activities, transition activities and/or manufacturing services. In order to determine the transaction price, in addition to any upfront payment, the Company estimates the amount of variable consideration at the outset of the contract either utilizing the expected value or most likely amount method, depending on the facts and circumstances relative to the contract. The Company constrains (reduces) the estimates of variable consideration such that it is probable that a significant reversal of previously recognized revenue will not occur. When determining if variable consideration should be constrained, management considers whether there are factors outside the Company's control that could result in a significant reversal of revenue. In making these assessments, the Company considers the likelihood and magnitude of a potential reversal of revenue. These estimates are re-assessed each reporting period as required.

Once the estimated transaction price is established, amounts are allocated to the performance obligations that have been identified. The transaction price is generally allocated to each separate performance obligation on a relative standalone selling price basis. The Company must develop assumptions that require judgment to determine the standalone selling price in order to account for these agreements. To determine the standalone selling price, the Company's assumptions may include (i) the probability of obtaining marketing approval for the product candidate, (ii) estimates regarding the timing and the expected costs to develop and commercialize the product candidate, and (iii) estimates of future cash flows from potential product sales with respect to the product candidate. Standalone selling prices used to perform the initial allocation are not updated after contract inception. The Company does not include a financing component to its estimated transaction price at contract inception unless it estimates that certain performance obligations will not be satisfied within one year.

Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Licenses. When the Company grants a license to its intellectual property, it determines whether the nature of the intellectual property to which the customer will have rights is functional intellectual property (functional IP), which has significant standalone functionality, or symbolic intellectual property (symbolic IP) which does not have significant standalone functionality. Revenue from functional IP is recognized at the point in time when control of the distinct license is transferred to the customer. Revenue from symbolic IP is recognized over the access period to the Company's intellectual property. If the license to the Company's intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and when (or as) the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the licensee and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the licensee can benefit from a promise for its intended purpose without the receipt of the remaining promise, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research and development and licensing agreement. Such a change could have a material impact on the amount of revenue the Company records in future periods.

Research, Development and/or Manufacturing Services. The promises under the Company's agreements may include research and development or manufacturing services to be performed by the Company on behalf of the counterparty. If these services are determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes the transaction price allocated to these services as revenue over time based on an appropriate measure of progress when the performance by the Company does not create an asset with an alternative use and the Company has an enforceable right to payment for the performance completed to date. If these services are determined not to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes the transaction price allocated to the combined performance obligation as the related performance obligations are satisfied.

Customer Options. If an arrangement contains customer options, the Company evaluates whether the options are material rights because they allow the customer to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined using assumptions regarding estimated costs, discount rates, post-option development timeline, the probability of technical and regulatory success and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised. If the options are deemed not to be a material right, they are excluded as performance obligations at the outset of the arrangement.

Milestone Payments. At the inception of each arrangement that includes development milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties. For arrangements that include sales-based royalties which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.

The Company analyzes its collaboration arrangements to assess whether such arrangements involve joint operating activities performed by parties who are both active participants in the activities and are both exposed to significant risks and rewards dependent on the commercial success of such activities. Such arrangements generally are within the scope of ASC 808, *Collaborative Arrangements* (ASC 808). While ASC 808 defines collaborative arrangements and provides guidance on income statement presentation, classification, and disclosures related to such arrangements, it does not address recognition and measurement matters, such as (1) determining the appropriate unit of accounting or (2) when the recognition criteria are met. Therefore, the accounting for these arrangements is either based on an analogy to other accounting literature or an accounting policy election by the Company. The Company accounts for certain components of the collaboration agreement that are reflective of a vendor-customer relationship (e.g., licensing arrangement) based on ASC 606. The Company accounts for other components based on a reasonable, rational and consistently applied accounting policy election. Reimbursements from the counter-party that are the result of a collaborative relationship with the counter-party, instead of a customer relationship, such as co-development activities, are recorded as a reduction to research and development expense as the services are performed.

For a complete discussion of accounting for revenue from collaborative and other agreements, see Note 9, Revenue.

Product sales, net

The Company entered into a limited number of arrangements with specialty distributors in the United States to distribute MARGENZA. These arrangements are considered to be contracts with customers and are in the scope of ASC 606. The Company has written contracts with each of its customers that have a single performance obligation—to deliver products upon receipt of a customer order—and these obligations are satisfied when delivery occurs and the customer receives the product. The specialty distributors subsequently resell the Company's product to healthcare providers. Product revenue is recorded net of applicable reserves for variable consideration, including discounts and other allowances. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods and are recorded in cost of sales.

Reserves for Variable Consideration. Revenue from product sales is recorded at the net sales price, which includes estimates of variable consideration. Components of variable consideration typically include discounts, product returns, provider chargebacks and discounts and government rebates. Variable consideration is estimated following the expected value method in accordance with ASC 606 and includes such factors as current contractual and statutory requirements, specific known market events and trends, industry data, and forecasted customer buying and payment patterns. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized under the contract will not occur in a future period.

Customer Discounts and Service Fees. The Company may provide customers with discounts which are explicitly stated in the contracts. These discounts are recorded as a reduction of revenue in the period the related product revenue is recognized. In addition, these contracts may include written service arrangements whereby the Company pays fees to customers who provide services such as sales order management, data, contract administration and distribution services, at rates which the Company believes to be consistent with fair market value. The Company has determined such services received to date are not distinct from the Company's sale of products to its customers and, therefore, these payments have been recorded as a reduction of revenue within the statement of operations.

Product Returns. Consistent with industry practice, the Company offers the specialty distributors product return rights pursuant to written contracts and/or Company returned goods policies. The Company estimates the amount of its product sales that may be returned by its customers and records an estimated liability and a reduction of revenue in the period the related product revenue is recognized. The Company currently estimates product returns using industry benchmarking as well as other information available, such as visibility into the inventory remaining in the distribution channel, since the Company does not have its own returns experience. The Company's estimates of product returns may be adjusted in the future based on actual returns experience, known or expected changes in the marketplace, or other factors.

Provider Chargebacks and Discounts. Chargebacks for fees and discounts to healthcare providers represent the estimated obligations resulting from contractual commitments to sell products to qualified healthcare providers at prices lower than the list prices charged to customers who directly purchase the product from the Company. In such cases, customers charge the Company for the difference between what they pay for the product and the ultimate selling price to the qualified healthcare providers. The reserve for chargebacks is established in the same period that the related revenue is recognized, resulting in a reduction of product revenue. Chargeback amounts are generally determined at the time of resale to the qualified healthcare provider by customers, and the Company generally issues credits for such amounts within a few weeks of the customer's notification to the Company of the resale. Chargebacks consist of credits the Company expects to issue for units that remain in the distribution channel at each reporting period end that the Company expects will be sold to qualified healthcare providers and chargebacks that customers have claimed, but for which the Company has not yet issued a credit.

Government Rebates. The Company is subject to discount and/or rebate obligations under state Medicaid programs, Medicare and contractual agreements with and statutory obligations to certain Federal and State entities. These reserves are recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue. The Company's liability for these rebates consists of invoices received for claims from prior quarters that have not been paid or for which an invoice has not yet been received, estimates of claims for the current quarter, and estimates of future claims that will be made for product that has been recognized as revenue, but which remains in the distribution channel at the end of each reporting period.

Customer discounts are recorded as a reduction of accounts receivable on the consolidated balance sheets. Allowance for product returns, provider chargebacks, government and other rebates and service fees are recorded as a component of accrued expenses and other current liabilities on the consolidated balance sheets.

Contract manufacturing revenue

The Company enters into agreements with third parties to manufacture their drug substance at its GMP facility. The terms of these arrangements typically include an upfront payment to the Company to reserve manufacturing capacity, scheduled payments during the manufacturing process and reimbursement for materials used to manufacture product. The Company recognizes revenue over time on a straight-line basis as the manufacturing services are performed, as the Company believes that its efforts in providing the manufacturing services are incurred evenly throughout the performance period and therefore straight-line revenue recognition closely approximates the level of effort for the manufacturing services. Variable consideration relating to the reimbursed materials and other reimbursed costs incurred to manufacture product are allocated to the related manufacturing activities and are recognized as revenue as those activities occur.

Cost of Product Sales

Cost of product sales relates to sales of MARGENZA. These costs include material, manufacturing and shipping costs, as well as royalties payable on net sales of MARGENZA and inventory reserves. All product costs incurred prior to FDA approval of MARGENZA in December 2020 were expensed as research and development expense. The Company expects cost of product sales to continue to be positively impacted for the next four to five years as the Company sells through inventory that was expensed prior to FDA approval of MARGENZA.

Cost of Manufacturing Services

Cost of manufacturing services consists of the costs to provide manufacturing services to produce certain bulk drug substance under manufacturing and clinical supply agreements with third parties, including salaries and benefits and related stock-based compensation, materials, overhead and other related costs.

Research and Development Expense, Including Clinical Trial Accruals/Expenses

Research and development expenditures are expensed as incurred. Research and development costs primarily consist of employee related expenses, including salaries and benefits, expenses incurred under agreements with contract research organizations (CROs), investigative sites and consultants that conduct the Company's clinical trials, the cost of acquiring and manufacturing clinical trial materials, including costs incurred under agreements with contract manufacturing organizations (CMOs), and other allocated expenses, license fees for and milestone payments related to in-licensed products and technologies, stock-based compensation expense, and costs associated with non-clinical activities and regulatory approvals.

Right-to-develop agreements may contain cost-sharing provisions whereby the Company and the collaborator share the cost of research and development activities. Reimbursement of research and development expenses received in connection with these agreements is recorded as a reduction of such expenses.

Clinical trial expenses are a significant component of research and development expense, and the Company outsources a significant portion of these costs to third parties. Third party clinical trial expenses include investigator fees, site and patient costs, CRO costs, costs for central laboratory testing, data management and CMO costs. The accrual for site and patient costs includes inputs such as estimates of patient enrollment, patient cycles incurred, clinical site activations, and other pass-through costs. These inputs are required to be estimated due to a lag in receiving the actual clinical information from third parties. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected on the consolidated balance sheets as a prepaid asset or accrued expenses. These third party agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. Non-refundable advance clinical payments for goods or services that will be used or rendered for future research and development activities are recorded as a prepaid asset and recognized as expense as the related goods are delivered or the related services are performed. When evaluating the adequacy of the accrued expenses, management analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made. The historical clinical accrual estimates have not been materially different from the actual costs.

Leases

The Company determines whether an arrangement is or contains a lease at the inception of an arrangement under ASC 842, *Leases*. For leases where the Company is the lessee, right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term of the lease for which the rate is estimated. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received. The lease terms used to calculate the ROU asset and related lease liabilities include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while the expense for finance leases is recognized as depreciation expense and interest expense using the accelerated interest method of recognition.

Comprehensive Loss

Comprehensive loss represents net loss adjusted for the change during the periods attributed to unrealized gains and losses on available-for-sale debt securities.

Net Loss Per Share

Basic and diluted loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. All stock options and restricted stock units (RSUs) are excluded from the per share calculations as such securities were anti-dilutive for all periods presented. The following table presents the number of stock options and RSUs that were excluded from the calculation of net loss per share:

	Year Ended December 31,		
	2023	**2022**	**2021**
Stock options and RSUs	13,129,251	10,514,013	8,395,421

Recent Accounting Pronouncements

The Company has implemented all applicable accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Marketable Securities

Available-for-sale marketable securities as of December 31, 2023 and 2022 were as follows (in thousands):

	December 31, 2023			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Treasury securities	$ 31,177	$ 4	$ (2)	$ 31,179
Government-sponsored enterprises	45,041	7	(5)	45,043
Corporate debt securities	52,637	5	(15)	52,627
Total	$128,855	$16	$(22)	$128,849

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$32,812	$ 5	$ (7)	$32,810
Corporate debt securities	12,655	1	(4)	12,652
Total	$45,467	$ 6	$(11)	$45,462

All of the Company's available-for-sale securities held at December 31, 2023 and 2022 had contractual maturities of less than one year. All of the Company's available-for-sale marketable debt securities in an unrealized loss position as of December 31, 2023 and 2022 were in a loss position for less than twelve months. Unrealized losses on available-for-sale debt securities as of December 31, 2023 and 2022 were not significant and were primarily due to changes in interest rates, including market credit spreads, and not due to increased credit risks associated with specific securities. Accordingly, no allowance for credit losses related to the Company's available-for-sale debt securities was recorded for the years ended December 31, 2023 and 2022. The Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. The Company recorded interest income of $4.0 million, $1.7 million and $2.0 million during the years ended December 31, 2023, 2022 and 2021, respectively, which is included in interest and other income on the consolidated statements of operations and comprehensive loss.

4. Inventory, Net

All of the Company's inventory relates to the manufacturing of MARGENZA. The following table sets forth the Company's inventory, net of reserves (in thousands):

	December 31,	
	2023	2022
Work in process	$ 261	$ 409
Finished goods	960	1,042
Total inventory, net	$1,221	$1,451

Prior to FDA approval of MARGENZA in December 2020, the cost of materials and expenses associated with the manufacturing of MARGENZA were recorded as research and development expense. Subsequent to FDA approval, the Company began capitalizing inventory costs related to the manufacture of MARGENZA. The inventory balance as of December 31, 2023 and December 31, 2022 is net of a reserve of $3.1 million and $4.9 million, respectively, for unsaleable inventory. These reserves are reflected in cost of product sales during the period they are recorded.

	Inventory Reserves (in thousands)			
	Balance at Beginning of Year	Additions Charged to Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2023	$4,917	$ —	$(1,798)	$3,119
Year Ended December 31, 2022	2,035	2,882	—	4,917
Year Ended December 31, 2021	—	2,035	—	2,035

5. Property, Equipment and Software

Property, equipment and software consists of the following (in thousands):

	December 31,	
	2023	2022
Computer equipment	$ 3,542	$ 3,489
Software	9,759	9,604
Furniture and office equipment	706	713
Motor vehicles	50	50
Lab equipment	46,452	46,474
Leasehold improvements	48,620	52,974
Construction in progress	1,112	356
Property, equipment and software	110,241	113,660
Less accumulated depreciation and amortization	(88,394)	(84,085)
Property, equipment and software, net	$ 21,847	$ 29,575

Depreciation and amortization expense related to property, equipment and software for the years ended December 31, 2023, 2022 and 2021 was $9.6 million, $11.9 million and $11.3 million, respectively.

6. Commitments and Contingencies

Leases

The Company has non-cancelable operating leases for manufacturing, laboratory, office and warehouse space in Maryland. The Company's leases each have one or more five-year options to renew. In December 2022, the Company amended the existing lease on its headquarters space to extend the lease term through 2035 in exchange for certain concessions from the lessor. This amendment was accounted for as a lease modification, and the right-of-use asset and lease liability were remeasured at the modification date, resulting in an increase to both balances of approximately $14.0 million.

The table below presents supplemental balance sheet information related to operating leases:

	December 31,	
	2023	2022
Weighted-average remaining lease term (in years)	11.0	11.1
Weighted-average discount rate	12.0%	12.0%

During the years ended December 31, 2023 and 2022, the Company made cash payments for operating leases of $5.9 million and $6.9 million, respectively. As of December 31, 2023 and 2022, the Company's ROU assets were valued at $23.8 million and $27.3 million, respectively.

The components of lease cost for the years ended December 31, 2023 and 2022 were as follows (in thousands):

	December 31,	
	2023	2022
Operating lease cost	$ 7,459	$ 5,597
Variable lease cost	1,316	1,451
Sublease income	(1,109)	(1,076)
Net lease cost	$ 7,666	$ 5,972

As of December 31, 2023, the maturities of the Company's operating lease liabilities were as follows (in thousands):

2024	$ 4,004
2025	5,084
2026	4,209
2027	4,927
2028	6,049
Thereafter	46,003
Total lease payments	70,276
Less: imputed interest	(36,306)
Total lease liabilities	$ 33,970

In-licensing arrangement

In January 2022, the Company entered into a non-exclusive license agreement with Synaffix B.V., a Lonza company, (Synaffix) to develop, manufacture and commercialize up to three antibody-drug conjugate targets using Synaffix's proprietary technology. The Company made an upfront payment to Synaffix upon contract execution. In March 2023, the Company and Synaffix amended the agreement, adding four additional targets. Assuming all seven targets are successfully developed and commercialized, the Company would be obligated to pay up to $2.8 billion for development, regulatory and sales milestones. Finally, pursuant to the terms of this license agreement, as amended, upon commencement of commercial sales of any products developed from these targets, the Company would be required to pay Synaffix tiered royalties in the low-single digit percentages on net sales of the respective products. The Company may terminate this agreement at any time with 30 days' notice to Synaffix. Amounts paid to Synaffix under this agreement are recorded as research and development expense in the consolidated statement of operations. The Company incurred $2.8 million and $1.0 million in expense under this agreement during the years ended December 31, 2023 and 2022, respectively.

7. Royalty Monetization Arrangement

In March 2023, the Company entered into a Purchase and Sale Agreement (Royalty Purchase Agreement) with DRI Healthcare Acquisitions LP (DRI), a wholly owned subsidiary of DRI Healthcare Trust, for the sale to DRI of the Company's single-digit royalty interest on global net sales of TZIELD (teplizumab-mzwv) under the Company's asset purchase agreement dated May 7, 2018, as amended (the Provention APA), with Provention. The Company retained its other economic interests related to TZIELD under the Provention APA, including future potential development, regulatory, and commercial milestones.

Under the terms of the Royalty Purchase Agreement, the Company received $100.0 million from DRI for its single-digit royalty interest on global net sales of TZIELD under the Provention APA (the Royalty Interest). Additionally, the Company has the right to receive a 50% share of the royalty on global net sales above a certain annual threshold (the Retained Interest). In addition, the Company was eligible to receive up to $50.0 million upon the occurrence of pre-specified events tied to the advancement of TZIELD for the treatment of newly diagnosed type 1 diabetes. This milestone was achieved in July 2023 as described below. The Company is also eligible to receive an additional $50.0 million milestone if TZIELD achieves a certain level of net sales (Sales Milestone Payment).

The $100.0 million proceeds received from DRI for the Royalty Interest were recorded as a liability related to future royalties, net of transaction costs of $0.3 million, which was to be amortized over the term of the arrangement using the effective interest rate method. At inception, the Company accounted for the Royalty Purchase Agreement as a financing arrangement because the Company had significant continuing involvement in the delivery of future royalty payments to DRI and other existing obligations under the Provention APA.

In April 2023, the Company entered into an agreement (the Tripartite Agreement) with DRI and a subsidiary of Sanofi S.A. (Sanofi), whereby the Company consented to the sale of DRI's Royalty Interest and related milestone payment obligations to Sanofi. The Tripartite Agreement eliminated the Company's obligation to deliver payments to DRI related to the Royalty Interest and removed all of the Company's other obligations under the Royalty Purchase Agreement. The Royalty Interest will be paid directly to Sanofi by Provention. As a result, the Company's royalty rights are only for the Retained Interest. This change in rights and obligations resulted in a change in the terms of the liability related to future royalties which was evaluated by the Company in accordance with ASC 470-50, *Debt—Modifications and Extinguishments*. The Company concluded that the execution of the Tripartite Agreement resulted in a modification to the liability related to future royalties. The Company determined that the terms of the new liability related to the single-digit future royalties and the original liability related to future royalties were substantially different as the Company no longer receives payments for the Royalty Interest and therefore has a significantly reduced liability to make payments in accordance with the Royalty Purchase Agreement. The new liability related to future royalties was determined to be de minimis. As a result, the Company recorded $100.9 million within other income on the statement of operations and comprehensive loss during the three months ended June 30, 2023. There was no modification to the Company's Retained Interest in the Tripartite Agreement.

In July 2023, Sanofi reported achievement of the primary endpoint milestone event related to the $50.0 million milestone noted above. Given that the Company has no continuing obligation to pay the Royalty Interest to Sanofi, the Company recorded this milestone within other income on the statement of operations and comprehensive loss during the three months ended September 30, 2023. Also in September 2023, the Company and Sanofi executed Amendment No. 2 to the Provention APA to incorporate the Sales Milestone Payment obligation from the Royalty Purchase Agreement into the Provention APA. In addition, the Company and Sanofi terminated the Royalty Purchase Agreement, which did not result in a material impact to the financial statements given the fair value of the liability related to future royalties was de minimis.

Changes to the liability related to future royalties were as follows for the year ended December 31, 2023 (in thousands):

Liability related to future royalties - beginning balance	$ —
Proceeds from sale of future royalties	150,000
Deferred transaction costs	(343)
Royalty revenue payable to DRI	(157)
Interest expense recognized	1,430
Gain on royalty monetization arrangement	(150,930)
Liability related to future royalties - ending balance	$ —

8. Stockholders' Equity

The Company's amended and restated certificate of incorporation authorizes 125,000,000 shares of common stock, and 5,000,000 shares of undesignated preferred stock, both with a par value of $0.01 per share. There were no shares of undesignated preferred stock issued or outstanding as of December 31, 2023 or 2022.

In November 2020, the Company entered into a sales agreement (Sales Agreement) with an agent to sell, from time to time, shares of its common stock having an aggregate sales price of up to $100.0 million through an "at the market offering" (ATM Offering) as defined in Rule 415 under the Securities Act of 1933, as amended. The Company sold 3,622,186 shares of common stock resulting in net proceeds of approximately $98.2 million through December 31, 2021 under the Sales Agreement. In April 2021, the Company entered into Amendment No. 1 to the Sales Agreement which increased the amount of the Company's common stock that can be sold by the Company through its agent under the ATM Offering, from an aggregate offering price of up to $100.0 million to an aggregate offering price of up to $300.0 million. During the year ended December 31, 2022, the Company sold 160,480 shares of common stock at a weighted average price per share of $6.87, resulting in net proceeds of approximately $1.1 million, net of underwriting discounts and commissions and other offering expenses. In March 2023, the Company terminated the Sales Agreement and entered into a new sales agreement with an agent to sell, from time to time, shares of its common stock having an aggregate sales price of up to $100.0 million through an ATM Offering. During the year ended December 31, 2023, the Company sold 95,000 shares of common stock at a weighted average price per share of $6.60, resulting in net proceeds of approximately $0.6 million, net of offering expenses.

9. Revenue

Collaborative and Other Agreements

Incyte Corporation

Incyte License Agreement

In 2017, the Company entered into an exclusive global collaboration and license agreement with Incyte, which was amended in March 2018, April 2022 and July 2022, for retifanlimab, an investigational monoclonal antibody that inhibits PD-1 (Incyte License Agreement). Incyte has obtained exclusive worldwide rights for the development and commercialization of retifanlimab in all indications, while the Company retains the right to develop its pipeline assets in combination with retifanlimab. Under the terms of the Incyte License Agreement, Incyte paid the Company an upfront payment of $150.0 million in 2017. MacroGenics will manufacture a portion of Incyte's global commercial supply of retifanlimab. In March 2023, the FDA approved Incyte's Biologics License Application (BLA) for ZYNYZ (retifanlimab-dlwr) for the treatment of adults with metastatic or recurrent locally advanced Merkel cell carcinoma. Incyte has stated it is pursuing development of retifanlimab in potentially registration-enabling studies, including in patients with Merkel cell carcinoma, squamous cell carcinoma of the anal canal, MSI-high endometrial cancer and non-small cell lung cancer. Incyte is also pursuing development of retifanlimab in combination with multiple product candidates from its pipeline.

Under the terms of the Incyte License Agreement, as amended, Incyte will lead global development of retifanlimab. Assuming successful development and commercialization by Incyte in multiple indications, the Company could receive up to a total of $435.0 million in development and regulatory milestones, and up to $330.0 million in commercial milestones. From the inception of the Incyte License Agreement through December 31, 2023, the Company has recognized $115.0 million in development milestones under the Incyte License Agreement, including $15.0 million received following the FDA approval of ZYNYZ. The Company is eligible to receive tiered royalties of 15% to 24% on global net sales. The Company retains the right to develop its pipeline assets in combination with retifanlimab, with Incyte commercializing retifanlimab and the Company commercializing its asset(s), if any such potential combinations are approved. In addition, the Company retains the right to manufacture a portion of both companies' global commercial supply needs of retifanlimab, subject to the separate commercial supply agreement.

The Company evaluated the Incyte License Agreement under the provisions of ASC 606 at inception and identified the following two performance obligations under the agreement: (i) the license of retifanlimab and (ii) the performance of certain clinical activities through a brief technology transfer period. The Company determined that the license and clinical activities are separate performance obligations because they are capable of being distinct, and are distinct in the context of the contract. The license has standalone functionality as it is sublicensable, Incyte has significant capabilities in performing clinical trials, and Incyte is capable of performing these activities without the Company's involvement; the Company performed the activities during the transfer period as a matter of convenience. The Company determined that the transaction price of the Incyte License Agreement at inception was $154.0 million, consisting of the consideration to which the Company was entitled in exchange for the license and an estimate of the consideration for clinical activities to be performed. The transaction price was allocated to each performance obligation based on their relative standalone selling price. The standalone selling price of the license was determined using the adjusted market assessment approach considering similar collaboration and license agreements. The standalone selling price for the agreed-upon clinical activities to be performed was determined using the expected cost approach based on similar arrangements the Company has with other parties. The potential development and regulatory milestone payments are fully constrained until the Company concludes that achievement of the milestone is probable and that recognition of revenue related to the milestone will not result in a significant reversal in amounts recognized in future periods, and as such have been excluded from the transaction price. Any consideration related to sales-based milestones and royalties will be recognized when the related sales occur, as they were determined to relate predominantly to the license granted to Incyte and, therefore, have also been excluded from the transaction price. The Company re-assesses the transaction price in each reporting period and when events whose outcomes are resolved or other changes in circumstances occur. From 2018 through December 31, 2023, it became probable that a significant reversal of cumulative revenue would not occur for development milestones totaling $115.0 million related to clinical and regulatory activities related to the further advancement of retifanlimab. Therefore the associated consideration was added to the estimated transaction price and was recognized as revenue.

The Company recognized the $150.0 million allocated to the license when it satisfied its performance obligation and transferred the license to Incyte in 2017. The $4.0 million allocated to the clinical activities was recognized ratably as services were performed during 2017 and 2018. The Company recognized the $15.0 million ZYNYZ approval milestone as revenue under the Incyte License Agreement during the year ended December 31, 2023. The Company recognized revenue of $15.0 million, $30.0 million and $15.0 million under the Incyte License Agreement during the years ended December 31, 2023, 2022 and 2021, respectively, all of which was related to development milestones.

Incyte Clinical Supply Agreement

In 2018, the Company entered into an agreement with Incyte under which the Company is to perform development and manufacturing services for Incyte's clinical needs of retifanlimab (Incyte Clinical Supply Agreement). The Company evaluated this agreement under ASC 606 and identified one performance obligation under the agreement: to perform services related to the development and manufacturing of the clinical supply of retifanlimab. The transaction price is based on the costs incurred to develop and manufacture drug product and drug substance, and is recognized over time as the services are provided, as the performance by the Company does not create an asset with an alternative use and the Company has an enforceable right to payment for the performance completed to date. The transaction price is being recognized using the input method reflecting the costs incurred (including resources consumed and labor hours expended) related to the manufacturing services. During the years ended December 31, 2023, 2022 and 2021, the Company recognized revenue of $1.9 million, $0.7 million and $1.5 million, respectively, for services performed under this agreement.

Incyte Commercial Supply Agreement

In 2020, the Company entered into an agreement with Incyte pursuant to which the Company is entitled to manufacture a portion of the global commercial supply needs for retifanlimab (Incyte Commercial Supply Agreement). Unless terminated earlier, the term of the Incyte Commercial Supply Agreement will expire upon the expiration of Incyte's obligation to pay royalties under the Incyte License Agreement. The Company evaluated this agreement under ASC 606 and identified one performance obligation under the agreement: to perform services related to manufacturing the commercial supply of retifanlimab. The transaction price is based on a fixed price per batch of bulk drug substance to be manufactured and is recognized over time as the services are provided, as the performance by the Company does not create an asset with an alternative use and the Company has an enforceable right to payment for the performance completed to date. The transaction price is being recognized using the input method reflecting the costs incurred (including resources consumed and labor costs incurred) related to the manufacturing services. During the years ended December 31, 2023, 2022, and 2021 the Company recognized revenue of $4.2 million, $0.3 million and $7.8 million, respectively, for services performed under this agreement.

Gilead Sciences, Inc

In October 2022, the Company and Gilead Sciences, Inc. (Gilead) entered into an exclusive option and collaboration agreement (Gilead Agreement) to develop and commercialize MGD024, an investigational, bispecific antibody that binds CD123 and CD3, and create bispecific cancer antibodies using the Company's DART platform and undertake their early development under a maximum of two separate bispecific cancer target research programs. Under the agreement, the Company will continue the ongoing phase 1 trial for MGD024 according to a development plan, during which Gilead will have the right to exercise an option granted to Gilead to obtain an exclusive license under the Company's intellectual property to develop and commercialize MGD024 and other bispecific antibodies of MacroGenics that bind CD123 and CD3 (CD123 Option). The agreement also grants Gilead the right, within its first two years, to nominate a bispecific cancer target set for up to two research programs conducted by the Company and to exercise separate options to obtain an exclusive license for the development, commercialization and exploitation of molecules created under each research program (Research Program Option). Gilead nominated the first of the two research programs in September 2023.

Under the terms of the Gilead Agreement, in October 2022 Gilead paid the Company an upfront payment of $60.0 million. Assuming Gilead exercises the CD123 Option and Research Program Option and successfully develops and commercializes MGD024, or other CD123 products developed under the agreement, and products result from the two additional research programs, the Company would be eligible to receive up to $1.7 billion in target nomination, option fees, and development, regulatory and commercial milestones. Assuming exercise of the CD123 Option, the Company will also be eligible to receive tiered, low double-digit royalties on worldwide net sales of MGD024 (or other CD123 products developed under the agreement) and assuming exercise of the Research Program Option, a flat royalty on worldwide net sales of any products resulting from the two research programs.

The Company evaluated the Gilead Agreement under the provisions of ASC 606 and identified the following material promises under the agreement: (i) a license to perform any activities allocated to Gilead under the MGD024 development plan; (ii) development activities regarding MGD024, including manufacturing, research and early clinical development activities, necessary to deliver an informational package of development and clinical data, information and materials specified in the Gilead Agreement during the period in which Gilead can exercise the CD123 Option; (iii) the CD123 Option and (iv) the Research Program Option.

The Company concluded that the license under the MGD024 development plan and development activities are not distinct from one another, as the license has limited value without the Company's performance of the development activities. Therefore, the Company determined that the development term license and development activities should be combined into a single performance obligation (Development Activities). The CD123 Option is considered a material right as the value of the exclusive license exceeds the payment to be made by Gilead if they exercise their option to obtain an exclusive license to develop and commercialize MGD024 or an alternative CD123 product, and is therefore a distinct performance obligation. The Company determined that the Research Program Option does not provide a material right, as there is no discount on its standalone selling price.

In accordance with ASC 606, the Company determined that the initial transaction price under the Gilead Agreement was $60.0 million, consisting of the upfront, non-refundable payment paid by Gilead. The CD123 Option and Research Program Option payments are excluded from the initial transaction price at contract inception along with any future development, regulatory, and commercial milestone payments (including royalties) following the CD123 Option and Research Program Option exercise. The Company will reassess the amount of variable consideration included in the transaction price every reporting period. The Company allocated the $60.0 million upfront payment in the transaction price to the Development Activities and the CD123 Option based on each performance obligation's relative standalone selling price. The standalone selling price for the Development Activities was calculated using an expected cost-plus margin approach for the pre-option development timeline. For the standalone selling price of the CD123 Option, the Company utilized an income-based approach which included the following key assumptions: post-option development timeline and costs, forecasted revenues, discount rates and probabilities of technical and regulatory success.

The Company is recognizing revenue related to the Development Activities performance obligation over the estimated period to complete the Development Activities using an input method reflecting the costs incurred (including resources consumed and labor hours expended) related to the Development Activities. The Company has deferred revenue recognition related to the CD123 Option. If Gilead exercises the CD123 Option and obtains an exclusive license, the Company will recognize revenue as it fulfills its obligations under the Gilead Agreement. If the CD123 Option is not exercised, the Company will recognize the entirety of the revenue in the period when the CD123 Option expires.

During the years ended December 31, 2023, and 2022, the Company recorded revenue of $1.5 million and $0.2 million respectively, related to the Gilead Agreement. As of December 31, 2023, $58.3 million in revenue was deferred under this agreement, $2.2 million of which was current and $56.1 million of which was non-current.As of December 31, 2022, $59.8 million in revenue was deferred under this agreement, $1.8 million of which was current and $58.0 million of which was non-current.

During the year ended December 31, 2023, the Company and Gilead executed a Letter Agreement through which Gilead nominated the first of the two research programs contemplated in the Gilead Agreement (First Research Program), the Company granted Gilead a research license, and the parties agreed on a research plan for the First Research Program under which the Company will provide research and development services. Gilead paid the Company a $15.7 million nomination fee. The Company evaluated the Letter Agreement under the terms of ASC 606, and concluded that it is a modification to the Gilead Agreement that results in a separate contract since the modification is for additional goods and services that are distinct and at standalone selling price. The Company determined that the license and the related research and development activities were not distinct from one another, as the license has limited value without the performance of the research and development activities. As such, the Company determined that these should be combined into a single performance obligation. Gilead also has the exclusive option to pay the Company $10.0 million to obtain a license to exploit the research molecule and research product with respect to the First Research Program. The Company determined that this exclusive option does not provide a material right, as there is no discount on its standalone selling price.

In accordance with ASC 606, the Company determined that the initial transaction price for the First Research Program agreement was $15.7 million, consisting of the non-refundable payment paid by Gilead. The Company is recognizing revenue over the estimated period to complete the services using the input method reflecting the costs incurred (including resources consumed and labor hours expended) related to the research and development services.

During the year ended December 31, 2023, the Company recorded revenue of $0.8 million related to the First Research Program. As of December 31, 2023, $14.9 million in revenue was deferred under this agreement, $11.8 million of which was current and $3.1 million of which was non-current.

Zai Lab US LLC

In 2021, the Company entered into a collaboration and license agreement with Zai Lab US LLC (Zai Lab Limited and Zai Lab US LLC, either singularly or collectively are referred to herein as Zai Lab) involving collaboration programs and license-only programs (collectively, the Programs) encompassing four separate immuno-oncology molecules (2021 Zai Lab Agreement). During 2022, the Company and Zai Lab agreed to discontinue research and development of the lead program, and in August 2023, the parties mutually agreed to terminate the 2021 Zai Lab Agreement.

In connection with the execution of the 2021 Zai Lab Agreement, Zai Lab paid the Company an upfront payment of $25.0 million. Additionally, as part of the consideration for the rights granted to Zai Lab under the 2021 Zai Lab Agreement, the Company and Zai Lab entered into a stock purchase agreement whereby Zai Lab paid the Company approximately $30.0 million to purchase shares of the Company's common stock, par value $0.01, at a fixed price of $31.30 which represented a $10.4 million premium over the share price on the stock purchase agreement date. The Company was also entitled to receive reimbursements from Zai Lab for certain research and development costs incurred by the Company and milestones and tiered royalties on annual net sales of products in Zai Lab's territory assuming successful development and commercialization of the Programs.

The Company evaluated the 2021 Zai Lab Agreement under the provisions of ASC 606 and identified the following material promises: (i) exclusive licenses to develop, manufacture and commercialize the products in Zai Lab's territory for each Program and (ii) certain research and development activities for the lead program. The Company determined that for the lead program, the license was not distinct from the related research and development activities, considering the early stage of development of the molecule and the Company's significant expertise in this area and as such, the research and development services were expected to significantly modify and customize the license. Therefore, for the lead program, the license and the services were combined into a single performance obligation. Since the other programs each represented distinct intellectual property and there were no other services included in the 2021 Zai Lab Agreement related to these licenses, each license was considered to be a distinct performance obligation. As such, there were four performance obligations included in the 2021 Zai Lab Agreement.

The Company concluded that the estimated transaction price was $40.4 million, consisting of the $25.0 million upfront payment, the $10.4 million premium related to the purchase of the Company's common stock, and the $5.0 million estimated reimbursement by Zai Lab for research and development activities for the lead program. The potential milestone payments were deemed to be fully constrained until the Company concludes that achievement of the milestone is probable, and that recognition of revenue related to the milestone will not result in a significant reversal in amounts recognized in future periods, and as such were excluded from the transaction price. Any consideration related to royalties would have been recognized if and when the related sales occurred, as they were determined to relate predominantly to the license granted to Zai Lab and, therefore, were also excluded from the transaction price. The Company re-assessed the transaction price in each reporting period and when events whose outcomes were resolved or other changes in circumstances occurred.

The transaction price of $40.4 million was then allocated to the four performance obligations based on their relative standalone selling price. The standalone selling price of the performance obligations was not directly observable; therefore, the Company estimated the standalone selling price using an adjusted market assessment approach, representing the amount that the Company believed a market participant was willing to pay for the product or service. The estimate was based on consideration of observable inputs, such as, values of other preclinical collaboration arrangements adjusted for the Company's estimate of the probability of success for each Program.

Revenue related to the lead program license and related research and development services performance obligation was recognized over time as the research and development activities were performed. The Company utilized a cost-based input method according to costs incurred to date compared to estimated total costs. The transfer of control occurred over this time period and, in management's judgment, was the best measure of progress towards satisfying the performance obligations. The Company recognized revenue allocated to the other programs at a point in time upon transfer of the licenses to Zai Lab in June 2021. During the year ended December 31, 2023, no revenue was recognized under the 2021 Zai Lab Agreement. During the years ended December 31, 2022, and 2021, the Company recognized revenue of $16.8 million and $20.3 million, respectively, under the 2021 Zai Lab Agreement.

Provention Bio, Inc.

In 2018, the Company entered into a license agreement with Provention pursuant to which the Company granted Provention exclusive global rights for the purpose of developing and commercializing MGD010 (renamed PRV-3279), a CD32B x CD79B DART molecule being developed for the treatment of autoimmune indications (Provention License Agreement). As partial consideration for the Provention License Agreement, Provention granted the Company a warrant to purchase shares of Provention's common stock at an exercise price of $2.50 per share. If Provention successfully develops, obtains regulatory approval for, and commercializes PRV-3279, the Company will be eligible to receive up to $65.0 million in development and regulatory milestones and up to $225.0 million in commercial milestones. As of December 31, 2023, the Company has not recognized any milestone revenue under this agreement. If commercialized, the Company would be eligible to receive single-digit royalties on net sales of the product. The license agreement may be terminated by either party upon a material breach or bankruptcy of the other party, by Provention without cause upon prior notice to the Company, and by the Company in the event that Provention challenges the validity of any licensed patent under the agreement, but only with respect to the challenged patent.

Also, in 2018, the Company entered into the Provention APA pursuant to which Provention acquired the Company's interest in teplizumab (renamed PRV-031), a monoclonal antibody being developed for the treatment of type 1 diabetes. As partial consideration for the Provention APA, Provention granted the Company a warrant to purchase shares of Provention's common stock at an exercise price of $2.50 per share. Under the Provention APA, Provention is obligated to pay the Company contingent milestone payments totaling $170.0 million upon the achievement of certain regulatory milestones. In addition, Provention is obligated to make contingent milestone payments to the Company totaling $225.0 million upon the achievement of certain commercial milestones as well as single-digit royalties on net sales of the product. In March 2023, the Company entered into a Royalty Purchase Agreement with DRI; see Note 7, Royalty Monetization Arrangement, for additional information. The FDA approved the BLA for TZIELD in November 2022, and the Company recognized $60.0 million in revenue related to this regulatory milestone during the year ended December 31, 2022. In November 2022, the Company and Provention amended the Provention APA. Under this amendment, the milestone for first approval was split into four equal payments, all of which were received prior to June 30, 2023. Provention has also agreed to pay third-party obligations, including low single-digit royalties, of which a portion is creditable against royalties payable to the Company, aggregate milestone payments of up to approximately $1.3 million and other consideration, for certain third-party intellectual property under agreements Provention assumed pursuant to the Provention APA. Further, Provention is required to pay the Company a low double-digit percentage of certain consideration to the extent it is received in connection with a future grant of rights to PRV-031 by Provention to a third party.

The Company evaluated the Provention License Agreement and Provention APA under the provisions of ASC 606 and determined that they should be accounted for as a single contract and identified two performance obligations within that contract: (i) the license of MGD010 and (ii) the title to teplizumab. The Company determined that the transaction price of the Provention agreements was $6.1 million, based on the Black-Scholes valuation of the warrants to purchase a total of 2,432,688 shares of Provention's common stock. The transaction price was allocated to each performance obligation based on the number of shares of common stock the Company is entitled to purchase under each warrant. The potential development and regulatory milestone payments are fully constrained until the Company concludes that achievement of the milestone is probable and that recognition of revenue related to the milestone will not result in a significant reversal in amounts recognized in future periods, and as such were excluded from the initial transaction price. Any consideration related to sales-based milestones and royalties will be recognized when the related sales occur, therefore they have also been excluded from the transaction price. The Company re-assesses the transaction price in each reporting period and when events whose outcomes are resolved or other changes in circumstances occur. The Company recognized revenue of $6.1 million when it satisfied its performance obligations under the agreements and transferred the MGD010 license and teplizumab assets to Provention in 2018. In 2019, the Company exercised the warrants on a cashless basis, and subsequently sold all the shares of Provention common stock acquired through the exercise. No shares of Provention stock were held subsequent to the sale of stock in 2019. During the year ended December 31, 2022, it became probable that a significant reversal of cumulative revenue would not occur for a regulatory milestone of $60.0 million, therefore the associated consideration was added to the estimated transaction price and was recognized as revenue. During the years ended December 31, 2023, 2022 and 2021, the Company recognized revenue of $5.6 million, $60.0 million and $1.3 million, respectively, under these agreements.

On April 27, 2023, Sanofi completed its acquisition of Provention and the Company entered into a Tripartite Agreement, as discussed in Note 7, Royalty Monetization Arrangement. Also on April 27, 2023, the Company and a subsidiary of Sanofi entered into a Side Letter Agreement which specified certain post-closing covenants and also accelerated certain payments due to the Company under the Provention APA upon the closing of the merger between Sanofi and Provention. The Company evaluated the Side Letter Agreement as a contract modification under the provisions of ASC 606. As a result, during the year ended December 31, 2023, the Company recognized $5.5 million related to other consideration under the Provention APA and Side Letter Agreement. During the year ended December 31, 2023, the Company recognized $0.3 million in royalty revenue under the Provention APA based on sales of TZIELD.

As discussed in Note 7, in September 2023, the Company and Sanofi executed Amendment No. 2 to the Provention APA and terminated the Royalty Purchase Agreement with DRI. As a result, the remaining $50.0 million milestone under the Royalty Purchase Agreement was incorporated into the Provention APA. The Company evaluated the amendment as a contract modification under the provisions of ASC 606 which did not result in any additional revenue being recognized during the year ended December 31, 2023.

Manufacturing Services Agreements

Incyte

In January 2022, the Company entered into a Manufacturing and Clinical Supply Agreement with Incyte (Incyte Manufacturing and Clinical Supply Agreement) to provide manufacturing services to produce certain Incyte bulk drug substance over a three-year period at one of the Company's manufacturing facilities. Under the terms of the Incyte Manufacturing and Clinical Supply Agreement, the Company received an upfront payment of $10.0 million and is eligible to receive annual fixed payments paid quarterly over the term of the contract totaling $14.4 million. The Company will also be reimbursed for materials used to manufacture product as well as other costs incurred to provide manufacturing services. In July 2022, the Company and Incyte executed an amendment to the Incyte Manufacturing and Clinical Supply Agreement which extended the term for one year and provided for an additional annual fixed payment of $5.1 million (July 2022 Incyte Amendment).

The Company evaluated the Incyte Manufacturing and Clinical Supply Agreement and the July 2022 Incyte Amendment under the provisions of ASC 606 and identified one performance obligation to provide manufacturing runs to Incyte, as and when requested by Incyte, over the term of the contract that is part of a series of goods and services. The Company determined that the transaction price consists of the upfront payment received of $10.0 million and the annual fixed payments totaling $19.5 million. The Company will recognize revenue over time on a straight-line basis as the manufacturing services are provided to Incyte, as the Company determined that its efforts in providing the manufacturing services will be incurred evenly throughout the performance period and therefore straight-line revenue recognition closely approximates the level of effort for the manufacturing services. Variable consideration relating to the reimbursed materials and other reimbursed costs incurred to manufacture product for Incyte will be allocated to the related manufacturing activities and will be recognized as revenue as those activities occur. Materials purchased by the Company to manufacture the product for Incyte are considered costs to fulfill a contract and will be capitalized and expensed as the materials are used to provide the manufacturing services.

During the years ended December 31, 2023 and 2022, the Company recognized revenue of $9.7 million and $8.7 million, respectively, under the Incyte Manufacturing and Clinical Supply Agreement. As of December 31, 2023, $7.0 million in revenue was deferred under this agreement, all of which was current. As of December 31, 2022, $9.6 million in revenue was deferred under this agreement, $8.1 million of which was current and $1.5 million of which was non-current.

Provention

In June 2022, the Company entered into a Manufacturing and Clinical Supply Agreement with Provention (Provention Manufacturing and Clinical Supply Agreement) to provide manufacturing services to produce certain Provention bulk drug substance. Under the terms of the Provention Manufacturing and Clinical Supply Agreement, the Company received an upfront payment and payments in accordance with the manufacturing schedule. The Company was also reimbursed for materials used to manufacture product as well as other costs incurred to provide manufacturing services.

The Company evaluated the Provention Manufacturing and Clinical Supply Agreement under the provisions of ASC 606 and identified one performance obligation to provide manufacturing services to Provention. The Company determined that the transaction price consisted of the upfront and other fixed payments totaling $4.6 million. The Company will recognize revenue over time on a straight-line basis as the manufacturing services are provided to Provention, as the Company determined that its efforts in providing the manufacturing services will be incurred evenly throughout the performance period and therefore straight-line revenue recognition closely approximates the level of effort for the manufacturing services. Variable consideration relating to the reimbursed materials and other reimbursed costs incurred to manufacture product for Provention will be allocated to the related manufacturing activities and will be recognized as revenue as those activities occur. Materials purchased by the Company to manufacture the product for Provention are considered costs to fulfill a contract and will be capitalized and expensed as the materials are used to provide the manufacturing services.

The Company recognized de minimis revenue during the year ended December 31, 2023 under the Provention Manufacturing and Clinical Supply Agreement. During the year ended 2022, the Company recognized revenue of $5.3 million under the Provention Manufacturing and Clinical Supply Agreement.

Government Agreement

NIAID Contract

The Company entered into a contract with the National Institute of Allergy and Infectious Diseases (NIAID), effective as of September 15, 2015, to perform product development and to advance up to two DART molecules, MGD014 and MGD020 (NIAID Contract). Under the NIAID Contract, the Company will develop these product candidates for Phase 1/2 clinical trials as therapeutic agents, in combination with latency reversing treatments, to deplete cells infected with human immunodeficiency virus (HIV) infection. NIAID does not receive goods or services from the Company under this contract, therefore the Company does not consider NIAID to be a customer and concluded this contract is outside the scope of ASC 606.

Since the inception of the NIAID Contract, NIAID has exercised the two options contemplated in the original contract and executed modifications such that the total funded contract value as of December 31, 2023 is $25.1 million. In addition, the most recent modification changed the period of performance under the NIAID Contract to end in July 2023. The Company recognized revenue of $1.6 million, $1.9 million and $1.8 million under the NIAID contract during the years ended December 31, 2023, 2022 and 2021, respectively.

10. Stock-based Compensation

Employee Stock Purchase Plan

In May 2017, the Company's stockholders approved the 2016 Employee Stock Purchase Plan (the 2016 ESPP). The 2016 ESPP is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company reserved 800,000 shares of common stock for issuance under the 2016 ESPP. The 2016 ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 10% of their eligible compensation, subject to any plan limitations. The 2016 ESPP provides for six-month offering periods ending on May 31 and November 30 of each year. At the end of each offering period, employees are able to purchase shares at 85% of the fair market value of the Company's common stock on the last day of the offering period. During the year ended December 31, 2023, employees purchased 81,541 shares of common stock under the 2016 ESPP for net proceeds to the Company of approximately $0.5 million.

Employee Stock Incentive Plans

In October 2013, the Company implemented the 2013 Equity Incentive Plan (2013 Plan). The 2013 Plan provides for the grant of stock options and other stock-based awards, as well as cash-based performance awards. In May 2023, the 2013 Plan was terminated, and no further awards may be issued under the plan. If an option granted under the 2013 Plan expires or terminates for any reason without having been fully exercised, if any shares of restricted stock are forfeited, or if any award terminates, expires or is settled without all or a portion of the shares of common stock covered by the award being issued, such shares will become available for issuance under the 2023 Equity Incentive Plan (2023 Plan). As of December 31, 2023, under the 2013 Plan, there were options to purchase an aggregate of 11,805,515 shares of common stock outstanding at a weighted average exercise price of $15.45 per share. As of December 31, 2023, there were 854,114 unvested restricted stock units (RSUs) outstanding under the 2013 Plan.

The 2023 Plan was effective as of stockholder approval in May 2023. The 2023 Plan provides for grants of stock options and other stock-based awards, as well as cash-based performance awards. Initially, the maximum number of shares of the Company's common stock that may be issued under the 2023 Plan will not exceed 4,850,000 shares. If an option expires or terminates for any reason without having been fully exercised, if any shares of restricted stock are forfeited, or if any award terminates, expires or is settled without all or a portion of the shares of common stock covered by the award being issued, such shares are available for the grant of additional awards. However, any shares that are withheld (or delivered) to pay withholding taxes or to pay the exercise price of an option are not available for the grant of additional awards. As of December 31, 2023, under the 2023 Plan, there were options to purchase an aggregate of 418,122 shares of common stock outstanding at a weighted average exercise price of $5.31 per share. As of December 31, 2023, there were 51,500 unvested RSUs outstanding under the 2023 Plan.

The following stock-based compensation amounts were recognized for the periods indicated (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Research and development	$ 9,190	$10,094	$11,337
Selling, general and administrative	9,183	10,344	11,789
Total stock-based compensation expense	$18,373	$20,438	$23,126

Employee Stock Options

The Company accounts for stock-based compensation to employees and non-employee directors in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company estimates the fair value of stock option awards using the Black-Scholes option pricing model on the date of grant using the assumptions in the table below. Stock options granted to employees generally vest over four years and have a term of ten years. Stock-based compensation expense for stock options is recognized as expense over the requisite service period, which is the vesting period. As the Company has not paid dividends since inception, nor does it expect to pay any dividends for the foreseeable future, the expected dividend yield assumption is zero. The expected volatility is based on the historical stock volatility of the Company's own common stock over a period equal to the expected term of the options. The risk-free rate of the stock options is based on the U.S. Treasury rate in effect at the time of grant for the expected term of the stock options. The Company used the simplified method to calculate expected term during 2021. Beginning in 2022, the computation of expected term was determined based on the historical experience with similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior. In addition, the Company estimates the expected forfeiture rate and only recognizes expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience and its expectations regarding future pre-vesting termination behavior of employees. The Company reviews its estimate of the expected forfeiture rate annually, and stock-based compensation expense is adjusted accordingly.

	Year Ended December 31,		
	2023	**2022**	**2021**
Expected dividend yield	0%	0%	0%
Expected volatility	76% - 96%	88% - 92%	86% - 87%
Risk-free interest rate	3.5% - 4.8%	1.4% - 4.0%	0.6% - 1.6%
Expected term	5.88 years	5.95 years	6.25 years

The following table summarizes stock option activity for 2023:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2022	10,098,929	$18.58	6.5	
Granted	3,367,777	4.97		
Exercised	(34,608)	3.73		
Forfeited	(365,942)	9.49		
Expired	(842,519)	19.12		
Outstanding, December 31, 2023	12,223,637	$15.11	6.7	$16,974
As of December 31, 2023:				
Exercisable	7,892,753	$18.92	5.6	$ 4,509
Vested and expected to vest	11,346,207	$15.59	6.5	$14,692

During 2023, 2022 and 2021 the Company issued 34,608, 120,900 and 332,767 shares of common stock, respectively, in conjunction with stock option exercises. The Company received cash proceeds from the exercise of stock options of approximately $0.1 million, $0.2 million and $5.8 million during 2023, 2022 and 2021, respectively.

The weighted-average grant-date fair value of options granted during 2023, 2022 and 2021 was $3.83, $6.84 and $15.20 per share, respectively. The total intrinsic value of options exercised during 2023, 2022 and 2021 was approximately $0.1 million, $0.6 million and $3.3 million, respectively. The total fair value of stock options which vested during 2023, 2022 and 2021 was $16.4 million, $19.6 million and $20.2 million, respectively. As of December 31, 2023, the total unrecognized compensation expense related to non-vested stock options, net of related forfeiture estimates, was $19.5 million, which the Company expects to recognize over a weighted-average period of approximately 1.2 years.

Restricted Stock Units

The Company awards RSUs to employees. RSUs are valued based on the closing price of the Company's common stock on the date of the grant. The fair value of RSUs is recognized and amortized on a straight-line basis over the requisite service period of the award.

The following table summarizes RSU activity for 2023:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding, December 31, 2022	415,084	$8.83
Granted	707,635	4.88
Vested	(135,396)	8.32
Forfeited or expired	(81,709)	7.17
Outstanding, December 31, 2023	905,614	$5.97

At December 31, 2023, there was $2.3 million of total unrecognized compensation cost related to unvested RSUs, which the Company expects to recognize over a remaining weighted-average period of 1.2 years.

11. Income Taxes

For the years ended December 31, 2023, 2022 and 2021 there was no provision for income taxes due to taxable losses generated, fully offset by a valuation allowance.

The significant components of the Company's deferred income tax assets (liabilities) were as follows (in thousands):

	December 31,	
	2023	**2022**
Deferred income tax assets:		
Federal U.S. net operating loss carryforward	$ 140,706	$ 163,071
State net operating loss carryforward	33,350	44,784
Research and development credit, net	68,251	65,084
Orphan drug credit, net	33,330	35,703
Operating lease liabilities	9,078	9,585
Deferred revenue	17,442	—
Section 174 deferred tax asset	48,421	43,192
Equity based compensation	16,217	15,228
Other	6,617	4,663
Gross deferred income tax assets	373,412	381,310
Valuation allowance	(365,010)	(372,267)
Net deferred income tax assets	8,402	9,043
Deferred income tax liabilities:		
Operating lease ROU assets	(6,372)	(7,522)
Prepaid expenditures	(2,030)	(1,521)
Gross deferred income tax liabilities	(8,402)	(9,043)
Net deferred income tax asset/(liability)	$ —	$ —

The Company recognizes valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary difference and carryforwards; (iii) taxable income in prior carryback years if carryback is permitted under applicable tax law; and (iv) tax planning strategies. The Company's net deferred income tax asset is not more likely than not to be utilized due to the lack of sufficient sources of future taxable income and cumulative book losses which have resulted over the years.

The activity in the valuation allowance on deferred tax assets was as follows (in thousands):

	Balance at Beginning of Year	**Additions**	**Deductions**	**Balance at End of Year**
Year Ended December 31, 2023	$372,267	$ —	$(7,257)	$365,010
Year Ended December 31, 2022	327,592	44,675	—	372,267
Year Ended December 31, 2021	263,400	64,192	—	327,592

As of December 31, 2023, the Company has U.S. federal and state net operating loss (NOL) carryforwards of approximately $670.0 million. Of these NOLs, $65.5 million will expire in various years beginning in 2035 through 2037. $604.5 million of NOLs were generated post December 31, 2017 and carryforward indefinitely. In addition, the Company has U.S. federal tax credits of $94.4 million which will expire in various years beginning in 2024 through 2043.

The reconciliation of the reported estimated income tax benefit to the amount that would result by applying the U.S. federal statutory tax rate to the net income is as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
United States federal tax at statutory rate	$(1,902)	$(25,149)	$(42,445)
State taxes (net of federal benefit)	(163)	(7,385)	(12,806)
Deferred income tax adjustments	5,024	308	473
Deferred state blended rate adjustments	1,841	—	—
Research credit, net	(3,168)	(4,569)	(10,243)
Orphan drug credit, net	2,374	(10,846)	(1,449)
Other permanent items	1,301	1,362	1,199
Equity-based compensation	1,950	1,604	1,079
Change in valuation allowance	(7,257)	44,675	64,192
Income tax expense/(benefit)	$ —	$ —	$ —

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Beginning balance	$7,376	$7,197	$6,126
Increases for current year tax positions	449	548	965
Increases/(decreases) for prior year tax positions	(4)	(369)	106
Ending balance	$7,821	$7,376	$7,197

As of December 31, 2023 and 2022, of the total gross unrecognized tax benefits, approximately $7.8 million and $7.4 million would favorably impact the Company's effective income tax rate, respectively. Although, due to the Company's determination that the deferred income tax asset would not more likely than not be realized, a valuation allowance would be recorded, therefore, zero net impact would result within the Company's effective income tax rate. The Company's uncertain income tax position liability has been recorded to deferred income taxes to offset the tax attribute carryforward amounts.

For the years ended December 31, 2023, 2022 and 2021, the Company has not recognized any interest or penalties related to the uncertain income tax positions due to the fact such position is related to tax attribute carryforwards which have not yet been utilized. The Company does not expect its unrecognized income tax position to significantly decrease within the next twelve months.

The Company's U.S. Federal and state income tax returns from 2004 forward remain open to examination due to the carryover of unused income tax credits, and from 2004 forward due to the carryover of unused net operating losses.

Internal Revenue Code (IRC) Section 174

For tax years beginning on or after January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to currently deduct research and development expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the United States and 15 years for research activities performed outside the United States pursuant to IRC Section 174. Although Congress is considering legislation that would repeal or defer this capitalization and amortization requirement, it is not certain that this provision will be repealed or otherwise modified. If the requirement is not repealed or replaced, it could increase our U.S. federal and state cash taxes and reduce cash flows in future years.

12. Employee Benefit Plan

In 2002, the Company established the MacroGenics 401(k) Plan (the Plan) for its employees under Section 401(k) of the IRC. Under this Plan, all employees at least 21 years of age are eligible to participate in the Plan, starting on the first day of employment. Employees may contribute up to 100% of their salary, subject to government maximums.

Employees are 100% vested in their contributions to the Plan. The Company's contribution to the Plan, as determined by the Board of Directors, is discretionary. For the years ended December 31, 2023, 2022 and 2021, the Company's contributions to the Plan totaled $2.1 million, $2.3 million and $1.6 million, respectively.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company and Certificate of Correction to the Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibits 3.1 and 3.3, respectively, to the Company's Current Report on Form 8-K filed on October 18, 2013)
3.2	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36112) filed on April 2, 2021)
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-190994) filed by the Company on October 9, 2013)
4.2	Description of Common Stock (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on February 25, 2021)
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 (File No. 333-190994) filed by the Company on October 1, 2013)
10.2†	Global Collaboration and License Agreement by and between the Company and Incyte Corporation, dated October 24, 2017 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on February 27, 2018)
10.3+	Company 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-190994) filed by the Company on October 1, 2013)
10.4+	Form of Incentive Stock Option Agreement under 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-190994) filed by the Company on October 1, 2013)
10.5+	Form of Nonstatutory Stock Option Agreement under 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-190994) filed by the Company on October 1, 2013)
10.6+	Form of Restricted Stock Units Grant Notice under 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2015)
10.7+	Company 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-272451) filed by the Company on June 6, 2023)
10.8+*	Form of Employee Stock Option Grant Notice and Stock Option Agreement under 2023 Equity Incentive Plan
10.9+*	Form of Employee Restricted Stock Unit Award Grant Notice and Award Agreement under 2023 Equity Incentive Plan
10.10+*	Form of Director Stock Option Grant Notice and Stock Option Agreement under 2023 Equity Incentive Plan
10.11+*	Form of Director Restricted Stock Unit Award Grant Notice and Award Agreement under 2023 Equity Incentive Plan
10.12+	2016 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-214386) filed by the Company on November 2, 2016)

10.13+	Employment Agreement between the Company and Scott Koenig, M.D., Ph.D. (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed by the Company on February 29, 2016)
10.14+	Employment Agreement between the Company and James Karrels (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed by the Company on February 29, 2016)
10.15+	Employment Agreement between the Company and Ezio Bonvini, M.D. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2016)
10.16+	Employment Agreement between the Company and Eric Risser (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 28, 2017)
10.17+	Employment Agreement between the Company and Stephen Eck, M.D. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 29, 2021)
10.18+	Employment Agreement between the Company and Thomas Spitznagel Ph.D. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2022)
10.19†	Amendment No, 1 to the Global Collaboration and License Agreement by and between the Company and Incyte Corporation, dated March 15, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2018)
10.20#	Amendment No. 2 to the Global Collaboration and License Agreement by and between the Company and Incyte Corporation, dated April 7, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2022)
10.21#	Amendment No. 3 to the Global Collaboration and License Agreement by and between the Company and Incyte Corporation, dated April 7, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2022)
10.22#	Commercial Supply Agreement by and between Incyte Corporation and the Company, dated October 13, 2020 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 25, 2021)
10.23#	Collaboration and License Agreement by and between the Company and Gilead Sciences, Inc., dated October 14, 2022 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.24#	Asset Purchase Agreement by and between the Company and Provention Bio, Inc., dated May 7, 2018 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.25#	Amendment No. 1 to the Asset Purchase Agreement by and between the Company and Provention Bio, Inc., dated November 30, 2022 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.26#	Amendment No. 2 to the Asset Purchase Agreement by and between the Company and Provention Bio, Inc., dated September 19, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 6, 2023
10.27#	Lease by and between BMR-Medical Center Drive LLC and J. Craig Venter Institute, Inc., dated May 3, 2010 (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)

10.28#	First Amendment to Lease by and between BMR-Medical Center Drive LLC and J. Craig Venter Institute, Inc. dated March 26, 2014 (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.29#	Second Amendment to Lease by and between the Company and BMR-Medical Center Drive LLC, dated July 31, 2015 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.30#	Third Amendment to Lease by and between the Company and BMR-Medical Center Drive LLC, dated November 5, 2015 (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.31#	Fourth Amendment to Lease by and between the Company and BMR-Medical Center Drive LLC, dated July 21, 2017 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
10.32#	Fifth Amendment to Lease by and between the Company and ARE-Maryland No. 45, LLC, dated December 14, 2022 (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed by the Company on March 15, 2023)
23.1*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer
32.1**	Section 1350 Certification of Principal Executive Officer
32.2**	Section 1350 Certification of Principal Financial Officer
97.1*	MacroGenics.Inc. Incentive Compensation Recoupment Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Labels Linkbase Document
101.PRE	XBRL Presentation Linkbase Document
104	Cover Page Interactive Data (formatted as Inline XBRL and contained in Exhibit 101 filed herewith)

†   Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment granted by the SEC.

\#   Portions of this document (indicated by "[***]" have been omitted because they are not material and are the type that MacroGenics, Inc. treats as private and confidential.

+   Indicates management contract or compensatory plan.

*   Filed herewith.

**   Furnished herewith.

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Our Living Values drive all that we do.













Patients First

We hold ourselves accountable to our patients to whom we strive to provide life-changing medicines.

Do It Right

We believe that how we win is as important as winning itself. We strive for honest and transparent communications, mutual respect, stewardship and adherence to the highest ethical and quality standards.

Innovate

We seek to develop breakthrough medicines and strive for continuous improvement in all that we do.

Pitch In

Success is not singular at MacroGenics. We are unified by a shared vision and strive for highly integrated and efficient collaboration.

Take Action

We are proactive, empowered, and willing to take on new responsibilities with a sense of urgency and a results orientation.

Be Inclusive

We celebrate our diversity, encourage different viewpoints, and foster an environment where everyone feels a sense of belonging.

We undertake our mission to **develop life-changing medicines** in the context of building a safe, responsible and ethical business to make a positive impact on society while providing long-term value for all our stakeholders.

To learn more, download our **2023 Corporate Responsibility Report** via this QR Code:





MacroGenics' GMP suite in its headquarters building has five 2,000 liter bioreactors to support larger-scale manufacturing for late-stage clinical and commercial demand.

Corporate Headquarters

MacroGenics, Inc.
9704 Medical Center Drive
Rockville, MD 20850
Phone: (301) 251-5172
www.macrogenics.com

Stock Transfer Agent and Registrar

Investors with questions concerning account information, new certificate issuances, lost or stolen certificate replacements, securities transfers, or the processing of a change of address should contact:

Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
Phone: (877) 373-6374

Independent Registered Public Accounting Firm

Ernst & Young LLP
Tysons, VA

Investor Relations

James Karrels
Senior Vice President, Chief Financial Officer
MacroGenics, Inc.

Common Stock Listing

MacroGenics, Inc. common stock has traded on NASDAQ under the trading symbol MGNX since October 10, 2013.

Annual Meeting

The annual meeting of stockholders of MacroGenics, Inc. will be held virtually on May 21, 2024 at 9:00 a.m.

Directors

William Heiden (Chairman)
Former President & CEO, AMAG Pharmaceuticals

Karen Ferrante, M.D.
Former Chief Medical Officer and Head of R&D, Tokai Pharmaceuticals

Edward Hurwitz
Managing Director, Precision BioVentures LLC

Scott Jackson
Former CEO, Celator Pharmaceuticals

Meenu Chhabra Karson
Executive Chair, Samsara Therapeutics

Scott Koenig, M.D., Ph.D.
President and CEO, MacroGenics

Margaret Liu, M.D.
CEO, PAX Therapeutics

Federica O'Brien
President, CFO'Brien Consulting, LLC

Jay Siegel, M.D.
Former Chief Biotechnology Officer and Head of Scientific Strategy and Policy, Johnson & Johnson

David Stump, M.D.
Former EVP of R&D, Human Genome Sciences

Officers

Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer

James Karrels
Senior Vice President, Chief Financial Officer and Secretary

Ezio Bonvini, M.D.
Senior Vice President, Research and Chief Scientific Officer

Stephen Eck, M.D., Ph.D.
Senior Vice President, Clinical Development and Chief Medical Officer

Jeffrey Peters
Senior Vice President and General Counsel

Eric Risser
Chief Operating Officer

Thomas Spitznagel, Ph.D.
Senior Vice President, Technical Operations

Lynn Cilinski
Vice President, Controller and Treasurer

Cautionary Note on Forward-Looking Statements

Any statements in this annual report about future expectations, plans and prospects for MacroGenics ("Company"), including statements about the Company's strategy, future operations, clinical development of the Company's therapeutic candidates, including initiation and enrollment in clinical trials, expected timing of results from clinical trials, discussions with regulatory agencies, commercial prospects of or product revenues from MARGENZA and the Company's product candidates, if approved, manufacturing services revenue, milestone or opt-in payments from the Company's collaborators, the Company's anticipated milestones and future expectations and plans and prospects for the Company, as well as future global net sales of TZIELD and the Company's ability to achieve the milestone payments set forth under the terms of the agreement with DRI (or its successors or assigns with respect to such agreement), and other statements containing the words "subject to", "believe", "anticipate", "plan", "expect", "intend", "estimate", "potential," "project", "may", "will", "should", "would", "could", "can", the negatives thereof, variations thereon and similar expressions, or by discussions of strategy constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: risks that TZIELD, vobramitamab duocarmazine, lorigerlimab, ZYNYZ, MARGENZA or any other product candidate's revenue, expenses and costs may not be as expected, risks relating to TZIELD, vobramitamab duocarmazine, lorigerlimab, ZYNYZ, MARGENZA or any other product candidate's market acceptance, competition, reimbursement and regulatory actions; our ability to provide manufacturing services to our customers; the uncertainties inherent in the initiation and enrollment of future clinical trials; the availability of financing to fund the internal development of our product candidates; expectations of expanding ongoing clinical trials; availability and timing of data from ongoing clinical trials; expectations for the timing and steps required in the regulatory review process; expectations for regulatory approvals; expectations of future milestone payments; the impact of competitive products; our ability to enter into agreements with strategic partners and other matters that could affect the availability or commercial potential of the Company's product candidates; business, economic or political disruptions due to catastrophes or other events, including natural disasters, terrorist attacks, civil unrest and actual or threatened armed conflict, or public health crises such as the novel coronavirus (referred to as COVID-19 pandemic); and other risks described in the Company's filings with the Securities and Exchange Commission. In addition, the forward-looking statements included in this annual report represent the Company's views only as of the date hereof. The Company anticipates that subsequent events and developments will cause the Company's views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date hereof.



MacroGenics, Inc.
Corporate Headquarters
9704 Medical Center Drive
Rockville, MD 20850

Phone: 301.251.5172
Fax: 301.251.5321
Email: info@macrogenics.com
www.macrogenics.com